Berkshire Bancorp Inc.                                 GSB Financial Corporation

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

    This joint proxy statement/prospectus relates to the proposed merger of Berkshire Bancorp Inc. and GSB Financial Corporation. In the merger, GSB shares of common stock held by a GSB stockholder will be converted into the right to receive either Berkshire common stock, cash or a combination of both as each GSB stockholder elects, subject to limitations described on page 25. If a GSB stockholder does not elect whether to receive cash or stock, that stockholder will lose the right to elect and will receive cash and/or stock as set forth on page 25. Based on the closing price of Berkshire common stock on January 18, 2001 of $29.00:


IF A GSB                                                                  THE AGGREGATE VALUE OF THE MERGER
STOCKHOLDER    THAT GSB STOCKHOLDER IS   THIS CHOICE IS   THE VALUE       CONSIDERATION IF 50.1% OF GSB STOCK IS
CHOOSES:       ASKING TO RECEIVE:        GENERALLY:       PER SHARE IS:   CONVERTED INTO BERKSHIRE STOCK WOULD BE:
--------       ------------------        ----------       -------------   ----------------------------------------
Stock          0.6027 of a share of      Not taxable         $17.48       $16,604,672
               Berkshire common stock
Cash           $20.75 in cash            Taxable             $20.75       $19,634,146

    The actual aggregate merger consideration depends upon the market value of Berkshire stock on the date of the merger and how many shares of GSB stock are converted into Berkshire stock versus cash. Any cash a GSB stockholder receives will generally be taxable, at least to the extent that any gain is realized in the transaction, but a GSB stockholder will not recognize gain or loss to the extent a GSB stockholder receives Berkshire common stock for GSB common stock. For a more complete description of the tax consequences associated with the merger, see 'Material Federal Income Tax Consequences' beginning on page 50.

    Berkshire and GSB have agreed that not more than 60% nor less than 50.1% of the outstanding shares of GSB common stock will be exchanged for Berkshire common stock and the rest will be exchanged for cash. Therefore, the cash or Berkshire common stock that a GSB stockholder actually receives may be different from his or her election, based on the choices made by other GSB stockholders. Further, a GSB stockholder's election may be changed to qualify the merger as a tax-free reorganization as described on page 26.

    Berkshire common stock trades on the Nasdaq National Market under the symbol 'ZAPS.'

    We cannot complete the merger unless the stockholders of both companies approve the merger agreement. The directors and executive officers of Berkshire, who collectively hold a majority of the outstanding shares of Berkshire common stock, have agreed in writing to vote in favor of the merger agreement. PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED WHITE POSTAGE-PAID ENVELOPE.

                               -------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR INADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -------------------

    THE SHARES OF BERKSHIRE COMMON STOCK THAT BERKSHIRE IS OFFERING THROUGH THIS DOCUMENT ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION, AND THEY ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

    FOR A MORE COMPLETE DESCRIPTION OF THE RISK FACTORS ASSOCIATED WITH THE MERGER AND THE TERMS AND CONDITIONS OF THE MERGER, SEE 'RISK FACTORS' BEGINNING ON PAGE 16 AND 'THE MERGER' BEGINNING ON PAGE 25.

            JOINT PROXY STATEMENT/PROSPECTUS DATED JANUARY 19, 2001 AND FIRST MAILED TO STOCKHOLDERS OF BERKSHIRE AND GSB ON OR ABOUT
                                JANUARY 26, 2001

                           GSB FINANCIAL CORPORATION
                            ONE SOUTH CHURCH STREET
                                  P.O. BOX 469
                             GOSHEN, NEW YORK 10924

                          ---------------------------
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MARCH 8, 2001
                          ---------------------------

    PLEASE TAKE NOTICE that a special meeting of stockholders of GSB FINANCIAL CORPORATION, a Delaware corporation, will be held on March 8, 2001, at 4:30 p.m. (eastern standard time), at the main office of Goshen Savings Bank, One South Church Street, Goshen, New York 10924, for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization dated August 16, 2000. That merger agreement provides that GSB will be merged with and into Berkshire Bancorp Inc. Subject to limitations described in the merger agreement, each outstanding share of GSB common stock will be converted into either 0.6027 shares of Berkshire common stock or $20.75 in cash, as each GSB stockholder elects, all as more fully described in the attached joint proxy statement/prospectus.

2. To act upon the postponement or adjournment of the special meeting, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

    A copy of the merger agreement is set forth as Annex A to the accompanying joint proxy statement/prospectus.

    Only holders of record of GSB common stock as of the close of business on January 19, 2001 are entitled to notice of, and to vote at, the GSB special meeting and any adjournments or postponements thereof.

    If you object to the merger agreement but the merger is completed, you can demand that you be paid an amount for your shares which the Delaware Court of Chancery determines is appropriate, but only if you file a written objection with GSB before the GSB special meeting and comply with other applicable provisions of Delaware law. Those provisions are set forth in Annex B to the accompanying joint proxy statement/prospectus.

    THE BOARD OF DIRECTORS OF GSB HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE 'FOR' APPROVAL OF THE MERGER AGREEMENT.

                                          By Order of the Board of Directors of
                                          GSB FINANCIAL CORPORATION

                                          /s/ Barbara A. Carr
                                          BARBARA A. CARR
                                          Secretary

January 26, 2001

    WHETHER OR NOT YOU PLAN TO ATTEND THE GSB MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY IN THE ACCOMPANYING WHITE POSTAGE-PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER PROVIDED IN THE ACCOMPANYING JOINT PROXY
STATEMENT/PROSPECTUS.

                             BERKSHIRE BANCORP INC.
                                  160 BROADWAY
                            NEW YORK, NEW YORK 10038

                          ---------------------------
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MARCH 8, 2001
                          ---------------------------

    NOTICE IS HEREBY GIVEN that a special meeting of stockholders of BERKSHIRE BANCORP INC., a Delaware corporation, will be held on March 8, 2001, at 10:00 a.m. (eastern standard time), at the offices of Blank Rome Tenzer Greenblatt LLP, The Chrysler Building, 14th Floor, Boardroom, 405 Lexington Avenue, New York, New York 10174, for the following purpose:

   To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization dated August 16, 2000. That merger agreement provides that GSB Financial Corporation will be merged with and into Berkshire. Subject to limitations described in the merger agreement, each outstanding share of GSB common stock will be converted into either 0.6027 shares of Berkshire common stock or $20.75 in cash, as each GSB stockholder elects, all as more fully described in the attached joint proxy statement/prospectus.

    A copy of the merger agreement is set forth as Annex A to the accompanying joint proxy statement/prospectus.

    Only holders of record of Berkshire common stock as of the close of business on January 19, 2001 are entitled to notice of, and to vote at, the Berkshire special meeting and any adjournments or postponements thereof.

    THE BOARD OF DIRECTORS OF BERKSHIRE HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE 'FOR' APPROVAL OF THE MERGER AGREEMENT.

                                          By Order of the Board of Directors of
                                          BERKSHIRE BANCORP INC.

                                          /s/ Emanuel J. Adler
                                          EMANUEL J. ADLER
                                          Secretary

January 26, 2001

    WHETHER OR NOT YOU PLAN TO ATTEND THE BERKSHIRE MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER PROVIDED IN THE ACCOMPANYING JOINT PROXY
STATEMENT/PROSPECTUS.

    THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS CONTAINING IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT BERKSHIRE AND GSB THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS JOINT PROXY STATEMENT/PROSPECTUS. COPIES OF ANY OF THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST. WRITTEN REQUESTS FOR BERKSHIRE'S DOCUMENTS SHOULD BE DIRECTED TO STEVEN ROSENBERG, BERKSHIRE BANCORP INC., 160 BROADWAY, NEW YORK, NEW YORK 10038 AND TELEPHONE REQUESTS MAY BE DIRECTED TO MR. ROSENBERG AT (212) 791-5362. WRITTEN REQUESTS FOR GSB'S DOCUMENTS SHOULD BE DIRECTED TO STEPHEN W. DEDERICK, GSB FINANCIAL CORPORATION, ONE SOUTH CHURCH STREET, P.O. BOX 469, GOSHEN, NEW YORK 10924 AND TELEPHONE REQUESTS MAY BE DIRECTED TO MR. DEDERICK AT (845) 294-6151. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MARCH 1, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Questions and Answers About the Berkshire/GSB Merger........    1
Summary.....................................................    3
    The Merger..............................................    3
    Approval of The Merger..................................    6
    Our Reasons for the Merger..............................    6
    The Companies...........................................    7
Comparative Per Share Market Price Information..............    8
Selected Historical Financial Data of Berkshire Bancorp
  Inc.......................................................    9
Selected Historical Financial Data of GSB Financial
  Corporation...............................................   10
Selected Unaudited Pro Forma Combined Financial Data........   12
Comparative Per Share Data..................................   13
Dividend Policies...........................................   15
Risk Factors................................................   16
Where You Can Find More Information.........................   20
Forward-Looking Statements..................................   21
Special Meetings of Stockholders............................   22
    Berkshire Special Meeting...............................   22
    GSB Special Meeting.....................................   23
The Merger..................................................   25
    Material Terms of the Merger Agreement..................   25
        Conversion of Shares; No Fractional Amounts.........   25
        The Merger Consideration that GSB Stockholders Will
        Receive in the Merger May Change....................   27
        The Aggregate Value of Merger Consideration May
        Fluctuate...........................................   27
        Treatment of GSB Stock Options......................   27
        Immediately After the Merger, GSB Stockholders Will
        Own From 22.7% to 26% of the Outstanding Berkshire
        Stock...............................................   27
        Representations and Warranties......................   28
        Conduct of Business Pending the Merger..............   28
        Non-Solicitation....................................   28
        Indemnification and Insurance.......................   29
        Conditions to the Merger............................   29
        Closing Date and Effective Time.....................   30
        Termination of the Merger Agreement.................   30
        Termination Fees and Expenses.......................   32
        Procedures for GSB Stockholders to Receive
        Payment.............................................   32
        Regulatory Approvals Are Required to Complete the
        Merger..............................................   33
        Board of Directors and Management of Berksire Upon
        Consummation of the Merger..........................   34
        Subsidiary Merger of Goshen Savings Bank and
        Berkshire Bank......................................   34
        Board of Directors and Management of Berkshire Bank
        Upon Consummation of the Subsidiary Merger..........   34
        Advisory Board Appointees Upon Consummation of the
        Subsidiary Merger...................................   34
        Employment of GSB/Goshen Savings Bank Employees.....   34

     Listing of Berkshire Common Stock on the Nasdaq
      National Market.......................................   35
    Background of the Merger................................   35
    GSB's Reasons for the Merger............................   36
    Berkshire's Reasons for the Merger......................   38
    Opinion of Financial Advisors...........................   39
    GSB's Directors, Officers and Employees Will Receive
     Accelerated Vesting of Awards Under the GSB Incentive
     Stock Award Plan, Be Allocated Unallocated Shares in
     the GSB ESOP and Receive Indemnification and Insurance
     Benefits From the Merger...............................   48
    Appraisal Rights for Berkshire Stockholders.............   49
    Appraisal Rights of GSB Stockholders....................   49
    Material Federal Income Tax Consequences................   50
    Accounting Treatment....................................   52
Management Of Berkshire.....................................   53
    Executive Officers, Directors and Key Employees.........   53
    Certain Relationships and Related Transactions..........   53
    Directors Compensation..................................   53
    Executive Compensation..................................   54
    1999 Berkshire Stock Incentive Plan.....................   54
Principal Stockholders Of Berkshire.........................   55
Management of GSB...........................................   56
    Board of Directors -- Biographical Information..........   56
    Executive Officers Who Are Not Directors................   57
    Director Compensation...................................   57
    Executive Compensation..................................   57
    Description of GSB Stock Option Plan and Incentive Stock
     Award Plan.............................................   58
    Option Grants During The Year...........................   61
    Transactions With Directors And Officers................   62
    Employment and Retention Agreements.....................   62
    Pension Plan............................................   64
Principal Stockholders of GSB...............................   65
Price Range of Common Stock.................................   67
Description of Berkshire Capital Stock......................   68
    Common Stock............................................   68
    Preferred Stock.........................................   68
    Registrar and Transfer Agent............................   69
    Anti-Takeover Provisions................................   69
Comparison of Stockholder's Rights..........................   70
    Capital.................................................   70
    Preferred Stock.........................................   70
    Stockholder Voting......................................   70
    Cumulative Voting.......................................   71
    Meeting of Stockholders; Action by Written Consent......   71
    Preemptive Rights.......................................   71
    Amendment of Governing Documents........................   71
    Size and Classification of the Board of Directors.......   71
    Removal of Directors....................................   72
    Stockholder Approval of Business Combinations With
     Interested Stockholders................................   72
Legal Matters...............................................   73
Experts.....................................................   73
Pro Forma Financial Information.............................   74

Annex A -- Agreement and Plan of Reorganization
Annex B -- Section 262 of the Delaware General Corporation
           Law -- Appraisal Rights
Annex C -- Opinion of Berwind Financial, L.P.
Annex D -- Opinion of Tucker Anthony Incorporated

              QUESTIONS AND ANSWERS ABOUT THE BERKSHIRE/GSB MERGER

Q. WHAT DO I NEED TO DO NOW?

A. Sign your proxy card, mark your vote on it, and mail it to us in the enclosed white postage-paid envelope.

   GSB stockholders should also complete the election form and deliver it to us in the enclosed brown envelope prior to the GSB special meeting. A GSB stockholder who does not do so will lose the right to choose the consideration they will receive and will receive cash and/or Berkshire common stock, as set forth on page 25 hereof.

Q. SHOULD GSB STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A. Yes. GSB stockholders should send their stock certificates to us along with their election form in the enclosed brown envelope.

Q. WHAT IF A GSB STOCKHOLDER HAS LOST HIS OR HER STOCK CERTIFICATES?

A. The GSB stockholder will need to indicate in the space provided in his or her election form that he or she has lost his or her stock certificates. In addition, the GSB stockholder will have to sign an affidavit which is included in the election form which provides, among other things, that the GSB stockholder agrees to indemnify Berkshire for any loss Berkshire may incur as a result of the GSB stockholder's lost or destroyed stock certificate. An indemnity bond from an insurance company may also be required.

Q. WHAT IF I WANT TO CHANGE MY VOTE?

A. Just send in a later-dated, signed proxy card before your special meeting or attend your special meeting in person and vote.

Q. WHAT IF A GSB STOCKHOLDER WANTS TO CHANGE HIS OR HER ELECTION?

A. Just deliver a later-dated, signed election form prior to the GSB special meeting.

Q. WILL I HAVE APPRAISAL RIGHTS?

A. Berkshire stockholders will not have appraisal rights.

   GSB stockholders will have appraisal rights. GSB stockholders who do not wish to accept the Berkshire common stock or the cash consideration to be issued in the merger have the right to have the Delaware Chancery Court determine the 'fair value' of their shares. Appraisal rights are subject to restrictions and technical requirements. Generally, in order to exercise these appraisal rights:

      A GSB stockholder must not vote in favor of the merger agreement, including sending in a signed, unmarked proxy;

      A GSB stockholder must not complete and deliver the enclosed election form to us; and

      A GSB stockholder must make a written demand for appraisal before the vote on the merger agreement.

  Merely voting against the merger will not protect a GSB stockholder's right of appraisal. Annex B contains the text of the Delaware appraisal statute. See 'The Merger -- Appraisal Rights of GSB Stockholders.'

Q. WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A. We expect to complete the merger by the end of March 2001.

Q. WHAT WILL I RECEIVE IN THE MERGER?

A. Berkshire stockholders will keep their current stock certificates.

   For each share of GSB stock, GSB stockholders will receive either 0.6027 shares of Berkshire common stock or $20.75 in cash, as each GSB stockholder elects, subject to limitations described on pages 25 through 27.

   No fractional shares of Berkshire common stock will be issued. Any GSB stockholder who would otherwise be entitled to receive a fraction of a share of GSB common stock will instead receive cash for that fraction of a share.

   Each GSB stock option will be converted into an option to purchase 0.6027 shares of Berkshire common stock for each share of GSB common stock covered by the GSB stock option with an exercise price equal to the exercise price of the option prior to conversion, divided by 0.6027. The number of shares and the exercise price may be adjusted for GSB employees to satisfy requirements of the Internal Revenue Code. Please refer to page 27 for more information regarding the treatment of GSB stock options.

Q. CAN THE AMOUNT THAT GSB STOCKHOLDERS RECEIVE IN THE MERGER CHANGE?

A. Yes. If the average market price of Berkshire common stock for the 20 day period prior to the eighth business day before the merger is completed is more than $40.365 or less than $28.635, then the amount of Berkshire common stock which will be issued in exchange for GSB common stock may be adjusted, or the agreement may terminate. In addition, if the cost of terminating Goshen Savings Bank's pension plan is more than $100,000, excluding professional fees, then the per share amount to be paid to GSB stockholders may decline. Please refer to pages 30 and 31 for more information on this issue.

Q. WHEN WILL GSB STOCKHOLDERS RECEIVE CASH AND/OR SHARES OF BERKSHIRE COMMON STOCK IN THE MERGER?

A. GSB stockholders who have returned their election forms together with GSB stock certificates or proof of lost certificate will be sent the cash and/or Berkshire common stock to which they are entitled within three business days after the merger is completed. Within five business days after the merger is completed, GSB stockholders who have not previously sent in their stock certificates and election forms will be sent a letter of transmittal and instructions for exchanging their stock certificates. Those GSB stockholders will be sent their cash and/or stock within five business days after we receive their letter of transmittal and supporting documents.

Q. WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

A. As a general matter, neither Berkshire, Berkshire stockholders, GSB nor GSB stockholders, to the extent that they receive Berkshire common stock in exchange for their GSB common stock, will recognize any gain or loss for federal income tax purposes. GSB stockholders who receive cash will generally recognize gain or loss for federal income tax purposes as though they had sold their shares for that cash. See 'The Merger -- Material Federal Income Tax Consequences.' We have received a legal opinion from Berkshire's counsel with respect to these matters. This legal opinion is filed as an exhibit to Berkshire's registration statement on Form S-4 of which this joint proxy statement/prospectus is a part. See 'Where You Can Find More Information.'

   TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

Q. IF I RECEIVE BERKSHIRE COMMON STOCK IN THE MERGER, WILL I RECEIVE DIVIDENDS IN THE FUTURE?

A. Possibly. On March 23, 1999, Berkshire's board of directors adopted a policy of paying regular cash dividends on Berkshire's common stock in the amount of $.20 per share per year, payable in equal semi-annual installments of $.10 each. The declaration, payment and amount of dividends in the future is within the discretion of Berkshire's board of directors and will depend upon Berkshire's earnings, capital requirements, financial condition and other relevant factors.

                                    SUMMARY

    This summary highlights material information from this document. To understand the merger more fully, and for more complete descriptions of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See 'Where You Can Find More Information' on page 20.

                                   THE MERGER

    The merger agreement is attached as Annex A to this joint proxy statement/ prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger.

GSB STOCKHOLDERS WILL RECEIVE EITHER BERKSHIRE COMMON STOCK OR CASH IN THE MERGER (see page 25)

    For each share of GSB stock, GSB stockholders will receive either 0.6027 shares of Berkshire common stock or $20.75 in cash, as each GSB stockholder elects, subject to limitations described on page 25. If the average market price of Berkshire common stock for the 20 day period prior to the eighth business day before the merger is completed is more than $40.365 or less than $28.635, then the amount of Berkshire common stock which will be issued in exchange for GSB common stock may be adjusted, or the agreement may terminate. In addition, if the cost of terminating Goshen Savings Bank's pension plan is more than $100,000, excluding professional fees, then the per share amount to be paid to GSB stockholders may decline. Please refer to pages 30 and 31 for more information on this issue.

    No fractional shares of Berkshire common stock will be issued. Any GSB stockholder who would otherwise be entitled to receive a fraction of a share of GSB common stock will instead receive cash for that fraction of a share.

    Each GSB stock option will be converted into an option to purchase 0.6027 shares of Berkshire common stock for each share of GSB common stock covered by the GSB stock option with an exercise price equal to the exercise price of the option prior to conversion, divided by 0.6027. The number of shares and the exercise price may be adjusted for GSB employees to satisfy requirements of the Internal Revenue Code. Please refer to page 27 for more information regarding the treatment of GSB stock options.

IMMEDIATELY AFTER THE MERGER, GSB STOCKHOLDERS WILL OWN FROM 22.7% TO 26.0% OF THE OUTSTANDING BERKSHIRE STOCK
(see page 27)

    We anticipate that Berkshire will issue between 572,575 and 685,718 shares of Berkshire common stock to GSB stockholders in the merger. We also anticipate that Berkshire will issue options to purchase up to 78,494 shares of Berkshire common stock in exchange for outstanding options to purchase GSB common stock. Based on the number of shares of Berkshire common stock to be issued in the merger, excluding shares subject to stock options to be assumed by Berkshire, following the merger existing Berkshire stockholders will own between 77.3% and 74.0% and former GSB stockholders will own between 22.7% and 26.0% of the outstanding common stock of Berkshire.

OPINIONS RECEIVED BY BERKSHIRE AND GSB BOARDS REGARDING THE FAIRNESS OF THE MERGER CONSIDERATION TO STOCKHOLDERS (see pages 39 to 48)

    BERKSHIRE

    Berkshire's board of directors received an opinion from its financial advisor, Berwind Financial, L.P., that the consideration to be paid in the merger is fair, from a financial point of view, to the stockholders of Berkshire. This opinion is attached as Annex C to this joint proxy statement/prospectus. We encourage you to read this opinion. Berkshire has paid Berwind $50,000 for rendering this opinon.

    GSB

    GSB's board of directors received an opinion from its financial advisor, Tucker Anthony Incorporated, that the merger consideration is fair, from a financial point of view to the stockholders of GSB. This opinion is attached as Annex D to this joint proxy statement/prospectus. We encourage you to read this opinion. GSB agreed to pay Tucker Anthony a fee of $372,533 and a retainer fee of $25,000. GSB paid Tucker Anthony $50,000 upon delivery of Tucker Anthony's written fairness opinion on August 16, 2000 and $25,000 upon delivery of the fairness opinion update on the date of this joint proxy statement/proxy statement.

    Tucker Anthony's fairness opinion is directed to the GSB board of directors only and does not constitute a recommendation to a GSB stockholder as to how such stockholder should vote at the special meeting. Since there is no state or federal law or regulation which requires that a fairness opinion be issued or obtained in connection with the merger, it is the view of Tucker Anthony that the determination as to who may rely on the fairness opinion and to whom Tucker Anthony may be liable in connection with the opinion is determined by the engagement letter between Tucker Anthony and the GSB board of directors to provide the fairness opinion, which provides that only GSB may rely on the fairness opinion. Tucker Anthony believes that the law of the state of Delaware governs this transaction. To the best of its knowledge, Tucker Anthony believes that Delaware law has not addressed the availability of this affirmative defense and therefore a court of competent jurisdiction in Delaware would have to resolve the availability of this affirmative defense.

CONDITIONS TO THE MERGER (see page 29)

    The completion of the merger depends upon the satisfaction or waiver of a number of conditions.

TERMINATION OF THE MERGER AGREEMENT (see page 30)

    We can agree to terminate the merger agreement without completing the merger, and either of us can terminate the merger agreement under various circumstances.

    For example, GSB may terminate the merger agreement if:

     the average market price of Berkshire common stock for the 20 trading days immediately preceding the eighth business day before the closing date of the merger is less than $28.635; and

     Berkshire does not agree to adjust upward, in accordance with a formula set forth in the merger agreement, the number of shares of Berkshire common stock to be received in the merger in exchange for one share of GSB common stock.

    Similarly, Berkshire may terminate the merger agreement if:

     the average market price of Berkshire common stock for the 20 trading days immediately preceding the eighth business day before the closing date of the merger is more than $40.365; and

     GSB does not agree to adjust downward, in accordance with a formula set forth in the merger agreement, the number of shares of Berkshire common stock to be received in the merger in exchange for one share of GSB common stock.

    Further, Berkshire may terminate the merger agreement if:

     the cost of terminating the Goshen Savings Bank defined benefit pension plan exceeds $100,000 and GSB does not agree to adjust downward, in accordance with a formula set forth in the merger agreement, the merger consideration to be received in exchange for one share of GSB common stock.

    Berkshire and/or GSB may decide not to exercise their right to terminate the merger agreement even if their right to terminate is triggered. We will not resolicit stockholder approval of the merger agreement, if either Berkshire's or GSB's right to terminate is exercisable and Berkshire's or GSB's board of directors decides not to terminate and proceeds with the merger.

TERMINATION FEES AND EXPENSES (see page 32)

    The merger agreement requires GSB to pay Berkshire a termination fee of either $1,000,000 or $500,000, depending on the reason, if the merger agreement is terminated for a number of reasons, including, for example, entering into an agreement to be acquired by another company, breach of the merger agreement by GSB or the failure of GSB stockholders to approve the merger agreement. In addition, the merger agreement requires Berkshire to pay GSB a termination fee of $500,000 if the merger agreement is terminated because Berkshire stockholders do not approve the merger agreement or Berkshire materially breached the merger agreement.

    The merger agreement also requires that if the termination is the result of a willful breach, the breaching party must pay the expenses of the non-breaching party in connection with the consummation of the transactions contemplated by the merger agreement.

REGULATORY APPROVALS ARE REQUIRED TO COMPLETE THE MERGER (see page 33)

    The merger is subject to the prior approval of the Federal Deposit Insurance Corporation, referred to as the FDIC, and the New York State Banking Department, referred to as the NYSBD. We have filed applications to get those approvals with the FDIC and NYSBD. Approval by bank regulators is not an endorsement of the merger or a determination that the terms of the merger are fair to the GSB stockholders. We cannot assure you when or if we will obtain these regulatory approvals.

BOARD OF DIRECTORS AND MANAGEMENT OF BERKSHIRE FOLLOWING THE MERGER (see page 34)

    When we complete the merger, Berkshire will continue to be managed by its current directors and officers. In addition, Thomas V. Guarino, who is currently the Chairman of the board of directors of GSB, will become a director of Berkshire.

SUBSIDIARY MERGER OF GOSHEN SAVINGS BANK AND BERKSHIRE BANK (see page 34)

    Immediately after the completion of the merger, Goshen Savings Bank will be merged with and into Berkshire Bank. The name of the resulting institution will be The Berkshire Bank.
BOARD OF DIRECTORS AND MANAGEMENT OF BERKSHIRE BANK UPON CONSUMMATION OF THE SUBSIDIARY MERGER (see page 34)

    When the subsidiary merger is completed, Berkshire Bank will continue to be managed by its current directors and officers. In addition, Thomas V. Guarino, who is currently the Chairman of the board of directors of GSB, and Clifford E. Kelsey, Jr., who is currently a director of GSB, will become directors of Berkshire Bank.

ADVISORY BOARD APPOINTEES UPON CONSUMMATION OF THE SUBSIDIARY MERGER (see page 34)

    The directors of GSB prior to the completion of the mergers will be given seats on an advisory board of the Goshen Savings Bank division of Berkshire Bank for a period of at least three years. The advisory board will meet every other month and board members will receive board fees of $1,000 per meeting actually attended.

GSB'S DIRECTORS, OFFICERS AND EMPLOYEES WILL RECEIVE ACCELERATED VESTING OF AWARDS UNDER THE GSB INCENTIVE STOCK AWARD PLAN, BE ALLOCATED UNALLOCATED SHARES IN THE GSB ESOP AND RECEIVE INDEMNIFICATION AND INSURANCE BENEFITS FROM THE MERGER (see page 48)

    In considering the board of directors' recommendations that you vote in favor of the merger agreement, you should be aware that directors, officers and other employees of GSB and Goshen Savings Bank will receive benefits from the merger in addition to any benefits they may receive as stockholders of GSB. These benefits include the accelerated vesting of awards under the GSB Incentive Stock Award Plan, the allocation to employees of unallocated shares in the GSB ESOP which are not needed to repay the loan secured by those shares, and indemnification and insurance benefits. GSB estimates that the value of the incentive stock awards for which vesting will accelerate as a result of the merger will be approximately $704,275 and the value of the unallocated shares held by the GSB ESOP which will be allocated to employees, net of the loan repayment, will be approximately $1,169,000.

    Thomas V. Guarino and Clifford E. Kelsey, Jr., will also have positions on the board of directors of Berkshire and/or Berkshire Bank after the merger, and they will be entitled to receive directors' fees in those positions. Eight officers of GSB and Goshen Savings Bank have employment agreements which provide for payments if their employment is terminated or adversely affected after a change in control. However, Berkshire currently anticipates that it will continue to employ most or all of the officers with those contracts, so the change in control provisions are not expected to generate any payments to them.

LISTING OF BERKSHIRE COMMON STOCK ON THE NASDAQ NATIONAL MARKET (see page 35)

    The shares of Berkshire common stock issued in connection with the merger will be listed on the Nasdaq National Market under the trading symbol 'ZAPS.'

                             APPROVAL OF THE MERGER

AFFIRMATIVE VOTE OF THE MAJORITY OF BERKSHIRE SHARES OUTSTANDING IS REQUIRED

    The affirmative vote of the holders of a majority of the shares outstanding is required to approve the merger agreement. The directors and executive officers of Berkshire, who collectively hold a majority of Berkshire common stock, have agreed in writing to vote in favor of the merger agreement.

    The date, time and place of the Berkshire stockholder meeting is as follows:

   March 8, 2001 at 10:00 a.m., local time
    Offices of Blank Rome Tenzer
    Greenblatt LLP
    The Chrysler Building, 14th Floor, Boardroom
    405 Lexington Avenue
    New York, New York 10174

AFFIRMATIVE VOTE OF THE MAJORITY OF GSB SHARES OUTSTANDING IS REQUIRED

    The affirmative vote of the holders of a majority of the shares outstanding is required to approve the merger agreement. The directors and executive officers of GSB, who collectively have the power to vote 8.5% of GSB common stock, have agreed in writing to vote in favor of the merger agreement.

    The date, time and place of the GSB stockholder meeting is as follows:

   March 8, 2001 at 4:30 p.m., local time
    Main office of Goshen Savings Bank
    One South Church Street
    Goshen, New York 10924

                           OUR REASONS FOR THE MERGER

BERKSHIRE

    The Berkshire board of directors recommends the merger because the board believes, among other reasons, that Goshen Savings Bank will complement and broaden Berkshire Bank's existing customer base in the New York metropolitan area. In addition, the Berkshire board of directors believes that the cost of the merger in financial terms represents a reasonable investment by Berkshire in furthering its business strategy.

    To review Berkshire's reasons for the merger in greater detail, see page 38.

GSB

    The GSB board of directors recommends the merger because the board believes that the merger provides stockholders with a favorable return on their investment in GSB common stock while also allowing those stockholders who want to continue their ownership interest or delay the recognition of tax to do so through electing to receive Berkshire common stock instead of cash.

    To review GSB's reasons for the merger in greater detail, see page 36.

                                 THE COMPANIES

BERKSHIRE BANCORP INC.
160 Broadway
New York, New York 10038
(212) 791-5362

    Berkshire, a registered bank holding company incorporated in the state of Delaware, is the ultimate parent holding company of The Berkshire Bank, a New York state-chartered commercial bank. At present, Berkshire Bank is Berkshire's only business operation, other than a minority interest which Berkshire owns in Madison Merchant Services, Inc., a company which provides credit card processing services for a variety of retail establishments and other merchants. Berkshire Bank is a full service commercial bank. Berkshire Bank has its main office at 600 Madison Avenue in New York City and a branch in Brooklyn, New York. Berkshire Bank has also received approval to open a branch in New York City, which Berkshire Bank expects to open by the end of 2000. At September 30, 2000, Berkshire had total assets of $212.0 million on a consolidated basis and Berkshire Bank had total assets of $184.6 million.

GSB FINANCIAL CORPORATION
One South Church Street
P.O. Box 469
Goshen, New York 10924
(845) 294-6151

    GSB, a registered savings and loan holding company incorporated in the state of Delaware, is the parent holding company of Goshen Savings Bank, a federal savings bank, chartered under the laws of the United States. GSB's business consists of directing, planning and coordinating the business activities of Goshen Saving Bank. Goshen Savings Bank is a full service savings bank. Goshen Savings Bank has four offices, two in Goshen, one in Harriman and one in Bloomingburg, New York. At September 30, 2000, GSB had total assets on a consolidated basis of $191.3 million and Goshen Savings Bank had total assets of $187.8 million.

                 COMPARATIVE PER SHARE MARKET PRICE INFORMATION

    Since September 20, 2000, Berkshire common stock has been traded on the Nasdaq National Market under the symbol 'ZAPS.' From February 10, 1995 until September 19, 2000, Berkshire common stock was traded on the Nasdaq SmallCap Market under the symbol 'ZAPS.' Shares of GSB common stock trade on the Nasdaq National Market under the symbol 'GOSB.'

    On August 15, 2000, the last full trading day prior to the public announcement of the merger, and on January 18, 2001, the latest practicable date before the printing of this document, the closing prices of Berkshire common stock and GSB common stock were as follows:

                                                                          PRO FORMA PRICE
                                                                            EQUIVALENT
                                          BERKSHIRE            GSB            OF GSB
                                         COMMON STOCK      COMMON STOCK    COMMON STOCK
                                         ------------      ------------   ---------------
August 15, 2000........................     $34.75(1)        $16.0625         $20.94
January 18, 2001.......................     $29.00           $ 18.625         $17.48

-------------------

(1) There were no shares of Berkshire common stock traded on August 15, 2000. Accordingly, this closing price is from August 8, 2000, the last trading day prior to August 15, 2000 on which shares of Berkshire common stock were traded.

    The pro forma equivalent per share price of each share of GSB common stock, which is the value of the Berkshire common stock which GSB stockholders would receive for each share of GSB common stock exchanged for Berkshire common stock in the merger, was calculated by multiplying the closing sale price per share of Berkshire common stock reflected in the table by 0.6027, the merger share exchange ratio.

    BERKSHIRE AND GSB STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR BERKSHIRE COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE FUTURE PRICES OF, OR MARKETS FOR, BERKSHIRE COMMON STOCK.

          SELECTED HISTORICAL FINANCIAL DATA OF BERKSHIRE BANCORP INC.
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following is a summary of consolidated financial information with respect to Berkshire as of and for the nine months ended September 30, 2000 and 1999, and for the pro forma twelve months ended December 31, 1999 and as of and for the fiscal years ended October 31, 1999, 1998, 1997, 1996 and 1995. The results for the nine months ended September 30, 2000 and 1999 are not necessarily indicative of the results to be expected for the full year. This information is derived from and should be read in conjunction with Berkshire's consolidated financial statements and the accompanying notes and 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' both of which are incorporated by reference in this joint proxy statement/prospectus and which accompany this joint proxy statement/prospectus. See 'Where You Can Find More Information.'

                                                       AS OF AND
                                 AS OF AND FOR THE      FOR THE
                                 NINE MONTHS ENDED     YEAR ENDED
                                   SEPTEMBER 30,      DECEMBER 31,   AS OF AND FOR THE FISCAL YEARS ENDED OCTOBER 31,
                                -------------------   ------------   ------------------------------------------------
                                  2000       1999       1999(2)      1999(1)    1998(1)   1997(1)   1996(1)   1995(1)
                                  ----       ----       -------      -------    -------   -------   -------   -------
                                    (UNAUDITED)       (UNAUDITED)
Balance Sheet Data:
   Total assets...............  $212,033   $187,118     $192,130     $180,986   $66,830   $64,521   $34,138   $19,102
   Loans, net.................    73,511     50,485       64,668       59,652     --        --        --        --
   Investment securities......    97,746     90,289       89,497       82,876     --       38,067    33,572    13,645
   Goodwill...................    11,701     14,068       12,073       12,195     --        --        --        --
   Deposits...................    97,996    102,603      104,087      102,318     --        --        --        --
   Stockholders' equity.......    83,331     73,829       78,070       73,306    65,466    61,729    33,177    16,920

Selected Operating Data:
   Interest income............  $ 10,235   $  7,653     $  9,852     $  8,525   $ 3,313   $   669   $ --      $ --
   Interest expense...........     3,607      2,263        3,101        2,548     --        --          138       193
                                --------   --------     --------     --------   -------   -------   -------   -------
Net interest income...........     6,628      5,390        6,751        5,977     3,313       669      (138)     (193)
   Provision for loan
    losses....................        15         40           55           45     --        --        --        --
                                --------   --------     --------     --------   -------   -------   -------   -------
Net interest income after
 provision for loan losses....     6,613      5,350        6,696        5,932     3,313       669      (138)     (193)
   Investment securities
    gains.....................    13,288      6,863       10,731        7,622    38,909    16,845       772      (376)
   Other income...............     1,189        577          578          633        44       119        22        51
   Other expenses.............     3,219      2,662        3,489        2,948     1,066       823     2,905     1,132
   Amortization of goodwill...       477        547          730          608     --        --        --        --
                                --------   --------     --------     --------   -------   -------   -------   -------
Income (loss) before income
 taxes........................    17,394      9,581       13,786       10,631    41,200    16,810    (2,249)   (1,650)
   Provision for income
    taxes.....................     6,229      3,603        5,527        4,091     3,573       100     --        --
                                --------   --------     --------     --------   -------   -------   -------   -------
Net income (loss).............  $ 11,165   $  5,978     $  8,259     $  6,540   $37,627   $16,710   $(2,249)  $(1,650)
                                --------   --------     --------     --------   -------   -------   -------   -------
                                --------   --------     --------     --------   -------   -------   -------   -------
Net income (loss) per share:
   Basic......................  $   5.24   $   2.81     $   3.88     $   3.08   $ 17.70   $  7.78   $ (1.05)  $ (0.75)
   Diluted....................  $   5.13   $   2.64     $   3.65     $   2.89   $ 16.66   $  7.45   $ (1.05)  $ (0.75)
   Cash dividends per common
    share.....................  $   0.10   $   0.10     $   0.32     $   0.32   $  0.72   $ --      $ --      $ --
Selected operating ratios:
Return on average assets(3)...      7.3%       4.5%         7.0%         3.9%     55.0%     32.9%    (7.7)%    (5.1)%
Return on average equity(3)...     18.4%      10.9%        14.6%         6.2%     57.2%     33.8%    (8.3)%    (5.8)%
Net interest margin(3)........      4.8%       4.9%         4.9%         4.4%      4.8%      1.3%     --        --
Average equity/average
 assets.......................     39.6%      41.6%        47.9%        48.3%     96.2%     97.3%     92.6%     86.8%
Allowance for loan
 losses/total loans...........      1.4%       1.7%         1.4%         1.5%     --        --        --        --

-------------------
(1) Prior to the acquisition of Berkshire Bank on January 4, 1999, Berkshire (formerly Cooper Life Sciences, Inc.) had not been engaged in any operating activities since October 1994 when it disposed of its majority interest in a company engaged in mortgage banking. The prior years' amounts have been reclassified to conform to the current years' presentation.
(2) On December 10, 1999, Berkshire changed its fiscal year end from October 31 to December 31 of each year. This change was effective December 31, 1999. For presentation purposes, pro forma operating data is shown for the twelve months ended December 31, 1999.
(3) Selected amounts for the nine months ended September 30, 2000 and 1999 were annualized.

        SELECTED HISTORICAL FINANCIAL DATA OF GSB FINANCIAL CORPORATION
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

    Set forth below are selected consolidated financial and other data of GSB Financial Corporation. GSB changed from a September 30 to a December 31 fiscal year in 1999. This financial data is derived in part from, and should be read in conjunction with, the Financial Statements and Notes to Consolidated Financial Statements of GSB which are incorporated by reference in this joint proxy statement/prospectus and which accompany this joint proxy statement/prospectus. See 'Where You Can Find More Information.' Information for the nine month periods and for the year ended December 31, 1998 is unaudited. In the opinion of management of GSB, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for or as of the nine month interim periods have been made.

                                   AS OF AND FOR          AS OF AND FOR
                                 NINE MONTHS ENDED        THE YEAR ENDED               AS OF AND FOR THE FISCAL
                                   SEPTEMBER 30,           DECEMBER 31,                YEAR ENDED SEPTEMBER 30,
                                -------------------   ----------------------   ----------------------------------------
                                2000(3)    1999(3)      1999       1998(4)       1998     1997(5)     1996       1995
                                -------    -------      ----       -------       ----     -------     ----       ----
                                    (UNAUDITED)                  (UNAUDITED)
Balance Sheet Data:
   Total assets...............  $191,317   $174,634   $176,016    $136,954     $131,935   $117,046   $96,323   $101,041
   Loans, net.................   125,671    111,439    115,273      84,752       78,713     65,738    58,727     57,919
   Investment securities......    54,810     53,874     50,346      39,440       41,159     39,281    29,055     32,248
   Deposits...................   110,215    103,737    106,256      93,833       88,310     82,983    83,442     88,093
   Borrowings.................    48,075     39,325     38,600      10,000       10,000      --        --         1,000
   Stockholders' equity.......    29,930     29,634     29,109      31,367       31,495     32,633    11,747     11,097

Selected Operating Data:
   Interest income............  $  9,589   $  7,743   $ 10,709    $  8,487     $  8,220   $  7,078   $ 6,235   $  5,715
   Interest expense...........     5,101      3,596      5,099       3,638        3,424      3,226     3,448      3,289
                                --------   --------   --------    --------     --------   --------   -------   --------
   Net interest income........     4,488      4,147      5,610       4,849        4,796      3,852     2,787      2,426
   Provision for loan
    losses....................        75         55        140         110           70         20        24         29
                                --------   --------   --------    --------     --------   --------   -------   --------
Net interest income after
 provision for loan losses....     4,413      4,092      5,470       4,739        4,726      3,832     2,763      2,397
Investment securities gains...       138      --           304         361           82         93       234        195
Other income..................       261        228        318         243          365        250       487        255
Other expenses................     3,017      2,632      3,251       4,301        4,175      2,979     2,575      2,931
                                --------   --------   --------    --------     --------   --------   -------   --------
Income (loss) before income
 taxes and cumulative effect
 of changes in accounting
 principles...................     1,795      1,688      2,841       1,042        1,001      1,196       909        (84)
Income tax expense
 (benefit)....................       687        669      1,071         417          401        440       351        (16)
                                --------   --------   --------    --------     --------   --------   -------   --------
Income (loss) before
 cumulative effect of changes
 in accounting principles.....     1,108      1,019      1,770         625          600        756       558        (68)
Cumulative effect of changes
 in accounting
 principles(1)................     --         --         --         --            --         --        --          (394)
                                --------   --------   --------    --------     --------   --------   -------   --------
Net income....................  $  1,108   $  1,019   $  1,770    $    625     $    600   $    756   $   558   $    462
                                --------   --------   --------    --------     --------   --------   -------   --------
                                --------   --------   --------    --------     --------   --------   -------   --------
Net income per share:
 Basic........................  $   0.62   $   0.54   $   0.94    $   0.31     $   0.29   $   0.37       N/A        N/A
 Diluted......................  $   0.61   $   0.54   $   0.94    $   0.31     $   0.29   $   0.37       N/A        N/A
 Cash dividends per share.....  $   0.18   $   0.11   $   0.16    $   0.09     $   0.06        N/A       N/A        N/A

Selected operating ratios(2):
Return on average assets......     0.81%      0.88%      1.10%       0.50%        0.49%      0.71%     0.56%    (0.46)%
Return on average equity......     5.06%      4.43%      5.82%       1.94%        1.85%      4.54%     4.88%    (4.04)%
Net interest margin...........     3.39%      3.72%      3.65%       4.04%        4.14%      3.89%     3.08%      2.62%
Average equity to average
 total assets.................    15.96%     19.78%     19.00%      25.51%       26.75%     15.61%    11.53%     11.40%
Allowance for loan losses to
 total loans..................     0.34%      0.24%      0.30%       0.25%        0.21%      0.21%     0.21%      0.20%

                        Notes appear on following page.

-------------------
(1) Reflects the recognition, in one lump sum, of the transition obligation for post-retirement pension benefits recognized in accordance with Statement of Financial Accounting Standards ('SFAS') 106. See Note 14 of the Notes to GSB's Consolidated Financial Statements.
(2) Asset quality and capital ratios are at end of period. Other ratios are based upon daily average balances, except that all ratios for 1997 and earlier are based on month end average balances.
(3) Selected amounts for the nine months ended September 30, 2000 and 1999 were annualized.
(4) Information for the year ended December 31, 1998, is presented for comparison purposes.
(5) On July 9, 1997, GSB completed its initial stock offering in connection with the conversion of Goshen Savings Bank from a mutual to a stock institution, generating net proceeds of $21.4 million. Data prior to July 9, 1997 are for Goshen Savings Bank.

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

    We have included this unaudited pro forma condensed combined selected information only for the purposes of illustration. It does not necessarily indicate what the operating results or financial position of the combined company would have been if the merger had been completed at the dates indicated. Moreover, this information does not necessarily indicate what the future operating results or financial position of the combined company will be. You should read this unaudited pro forma condensed combined selected financial information in conjunction with the 'Unaudited Pro Forma Condensed Combined Financial Information' included elsewhere in this joint proxy statement/prospectus. This unaudited pro forma condensed combined selected financial information does not reflect any adjustments to conform to accounting practices or any cost savings or other synergies which may result from the merger or any future merger-related expenses. The unaudited pro forma results of operations data gives effect to the merger as if it occurred at the beginning of the periods for the periods ended September 30, 2000 and December 31, 1999, respectively. The unaudited pro forma balance sheet data gives effect to the merger as if it had occurred on September 30, 2000.

                                                              FOR THE NINE    FOR THE YEAR
                                                              MONTHS ENDED       ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                              -------------   ------------
                                                                  2000            1999
                                                              -------------   ------------
Results of Operations:
    Net interest income.....................................    $ 10,381        $11,381
    Provision for possible loan losses......................          90            195
    Net interest income after provision for possible loan
      losses................................................      10,291         11,186
    Income before income taxes..............................      18,187         15,291
    Net income..............................................      11,609          9,144
    Net income per common share -- diluted..................    $   4.24        $  3.23

                                                                   AT
                                                              SEPTEMBER 30,
                                                              -------------
                                                                  2000
                                                              -------------
Balance Sheet:
    Total assets............................................    $390,863
    Total deposits..........................................     208,211
    Total stockholders' equity..............................     100,774
    Book value per common share.............................    $  37.37

                           COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)

    The following table shows comparative per share earnings, cash dividends and book value data. The equivalent pro forma information assumes an exchange ratio of 0.6027 shares of Berkshire common stock for each share of GSB common stock and the conversion of 50.1% of GSB's common stock into Berkshire common stock.

    We present the pro forma and the equivalent pro forma data for your information only. It does not necessarily indicate the results of operations or the combined financial position that would have resulted had Berkshire and GSB completed the merger at the times indicated, and it does not necessarily indicate what the future results of operations or the combined financial position will be.

    You should read the information shown below in conjunction with the historical consolidated financial statements of Berkshire and GSB and the notes provided with them, all of which are contained in the Annual Reports and additional information Berkshire and GSB has filed with the SEC. See 'Where You Can Find More Information.'

                                                       FOR THE NINE
                                                       MONTHS ENDED             FOR THE YEAR ENDED
                                                      SEPTEMBER 30,                DECEMBER 31,
                                                 ------------------------   ---------------------------
                                                     2000          1999     1999(7)   1998(6)   1997(6)
                                                     ----          ----     -------   -------   -------
CASH DIVIDENDS PER COMMON SHARE:
    Berkshire actual...........................      $0.10        $0.10      $0.32    $ 0.72     $--
    GSB actual.................................       0.18         0.11       0.16      0.09      --
    GSB pro forma equivalent(1)................       0.07         0.07       0.24      0.55      --

NET INCOME PER COMMON SHARE BASIC:
    Berkshire actual...........................      $5.24        $2.81      $3.88    $17.70     $7.78
    GSB actual.................................       0.62         0.54       0.94      0.29      0.37
    Berkshire & GSB pro forma(2)...............       4.35         2.35       3.39     13.92      6.13
    GSB pro forma equivalent(3)................       2.62         1.42       2.04      8.39      3.69

NET INCOME PER COMMON SHARE-DILUTED:
    Berkshire actual...........................      $5.13        $2.64      $3.65    $16.66     $7.45
    GSB actual.................................       0.61         0.54       0.94      0.29      0.37
    Berkshire & GSB pro forma(2)...............       4.26         2.23       3.23     13.24      5.93
    GSB pro forma equivalent(3)................       2.57         1.34       1.95      7.98      3.57

                                                     AS OF
                                                 SEPTEMBER 30,
                                                     2000
                                                 -------------
BOOK VALUE PER COMMON SHARE:
    Berkshire actual...........................     $39.22
    GSB actual.................................     $15.80
    Berkshire & GSB pro forma(4)...............     $37.37
    GSB pro forma equivalent(5)................     $22.52

-------------------

(1) Represents the dividends declared on Berkshire common stock during the respective periods multiplied by the exchange ratio (0.6027 for 1) for the 50.1% of the GSB common stock converted.

(2) Represents net income per share of Berkshire common stock on a pro forma basis. These amounts, for purposes of determining basic net income per share of Berkshire common stock, have been determined by dividing pro forma net income by the sum of (a) the weighted average number of shares of Berkshire common stock outstanding during each period retroactively adjusted for stock dividends and splits, and (b) shares of Berkshire common stock assumed to be issued in connection with the merger. These amounts for purposes of determining diluted net income per common share have been determined by dividing pro forma net income by the sum of (a) the weighted average number of shares of Berkshire common stock and stock options outstanding during each period retroactively adjusted for stock dividends and splits, and (b) shares of Berkshire common stock and the Berkshire options assumed to be issued in connection with the merger.
(3) Represents the amount computed pursuant to Note 2 above multiplied by the exchange ratio (0.6027 for 1).
(4) Represents the pro forma combined net book value of Berkshire and GSB, divided by the sum of (a) the shares of Berkshire common stock outstanding at September 30, 2000, and (b) the shares of Berkshire common stock assumed to be issued in connection with the merger.
(5) Represents the amount computed in accordance with Note 4 above multiplied by the exchange ratio (0.6027 for 1).
(6) For the years ended 1998 and 1997, Berkshire per share information is for the fiscal years ended October 31, 1998 and 1997 and GSB per share information is for the fiscal years ended September 30, 1998 and 1997.
(7) Berkshire changed from an October 31 to a December 31 year end during 1999. Per share information is calculated by adding the two month transition period of November 1, 1999 through December 31, 1999 to the 10 month period of January 1, 1999 through October 31, 1999.

                               DIVIDEND POLICIES

    On November 16, 1998, Berkshire paid a special dividend of $.72 per share of common stock to stockholders of record as of the close of business on October 29, 1998. On October 29, 1999, Berkshire paid a special dividend of $.12 per share of common stock to stockholders of record as of the close of business on October 25, 1999. The primary purpose for declaring these dividends was the probable then current status of Berkshire as a 'personal holding company' for federal income tax purposes; and that, as a result thereof, if said dividends were not declared and paid to Berkshire's stockholders, Berkshire would incur substantial additional federal income tax liability.

    On March 23, 1999, Berkshire's board of directors adopted a policy of paying regular cash dividends in respect of Berkshire's common stock in the amount of $.20 per share per annum, payable in equal semi-annual installments of $.10 each. In accordance with this policy, Berkshire's board of directors declared and Berkshire paid a cash dividend of $.10 per share on April 30, 1999 and $.10 per share on October 29, 1999 to stockholders of record as of the close of business on April 15, 1999 and October 15, 1999, respectively. The declaration, payment and amount of these dividends in the future is within the discretion of Berkshire's board of directors and will depend upon Berkshire's earnings, capital requirements, financial condition and other relevant factors.

    GSB became a public company on July 9, 1997. Beginning with the quarter ended June 30, 1998, the board of directors of GSB has followed a practice of declaring regular dividends each calendar quarter. The board of directors has gradually increased the level of quarterly dividends from $0.03 per share for the quarter ended June 30, 1998 to $0.06 per share for the quarter ended September 30, 2000. The level of GSB's dividends depends upon a number of factors, primarily the level of net income, capital ratios, financial condition and the need to retain funds for other uses. The declaration of dividends is within the discretion of the GSB board of directors and the board of directors can give no assurance that, if the merger does not occur, dividends will continue to be paid, or if they are paid, what the level or frequency of dividends will be.

                                  RISK FACTORS

    IN CONSIDERING WHETHER TO APPROVE THE MERGER AND, FOR GSB STOCKHOLDERS, WHETHER TO ELECT TO CONVERT YOUR SHARES OF GSB COMMON STOCK INTO CASH VERSUS BERKSHIRE COMMON STOCK AND WHETHER OR NOT TO EXERCISE YOUR APPRAISAL RIGHTS UNDER DELAWARE LAW, YOU SHOULD CONSIDER CAREFULLY THE RISKS WE HAVE DESCRIBED BELOW.

    IF BERKSHIRE IS UNABLE TO SUCCESSFULLY INTEGRATE GOSHEN SAVINGS BANK INTO BERKSHIRE BANK'S OPERATIONS, BERKSHIRE MAY NOT REALIZE THE BENEFITS IT EXPECTS FROM THIS ACQUISITION.

    If Berkshire is unable to successfully integrate Goshen Savings Bank, the wholly-owned subsidiary of GSB, into Berkshire Bank's operations, Berkshire may not be able to realize expected operating efficiencies, eliminate redundant costs or operate the businesses profitably. The successful integration of Berkshire and GSB could be adversely affected by one or more of the following risks:

     The cost, in both money and human effort, required to integrate the operations of the companies may be greater than we expect;

     It may be more difficult than we expect to control expenses after the merger, which would make it more difficult to improve our overall operating efficiencies and obtain the benefits of economies of scale;

     Customers of Goshen Savings Bank may choose not to maintain their deposits, loans and other banking relationships with Berkshire Bank after the merger;

     It may be more difficult than we anticipate to integrate Goshen Savings Bank's personnel into Berkshire Bank's operations; and

     The loss of key senior management of Goshen Savings Bank, which operates in a market separate from the market currently served by Berkshire Bank, could make it more difficult for Berkshire to realize the benefits it expects from the merger with GSB.

    A DECLINE IN THE MARKET PRICE OF BERKSHIRE COMMON STOCK REDUCES THE VALUE OF THE CONSIDERATION PAYABLE TO GSB STOCKHOLDERS.

    GSB common stock that is converted into Berkshire common stock will be converted at a ratio, known as the exchange ratio, equal to 0.6027 shares of Berkshire common stock for each share of GSB common stock. If the market price of Berkshire common stock increases above $34.43 during the election period, which is the amount which would cause the market value of the stock consideration to exceed $20.75 per share of GSB common stock, then GSB stockholders may elect to receive stock with the expectation that they will sell the stock immediately after the merger and receive more than $20.75 per share of GSB. However, if the market price of Berkshire common stock is less than $34.43 when we complete the merger, then the value of the Berkshire common stock that is received in exchange for GSB common stock will be less than $20.75 per share. GSB stockholders are advised to obtain recent market quotations for Berkshire common stock. We cannot assure you as to the market price of Berkshire common stock at any time.

    GSB STOCKHOLDERS MAY NOT RECEIVE THE CASH AND BERKSHIRE COMMON STOCK THAT THEY ELECT.

    The consideration which Berkshire will pay to the stockholders of GSB when and if we complete the merger will consist of a combination of cash and Berkshire common stock. Not more than 49.9% of the GSB common stock will be converted into cash and not more than 60% will be converted into Berkshire common stock. Although GSB stockholders may submit election forms in which they elect cash, stock or a combination of both, if the holders of more than 49.9% of the GSB stock request cash, or if the holders of more than 60% request stock, then we will allocate stock and cash pro rata so that the total consideration does not exceed the 49.9% and 60% limits. Therefore, a GSB stockholder may not receive exactly what he or she elects and, for example, a stockholder who elects to receive only cash may receive cash and stock. For more information about how the consideration is allocated, please read the discussion below on page 35 under the caption 'The Merger -- Material Terms of the Merger
Agreement -- Conversion of Shares; No Fractional Amounts.'

    THE MARKET PRICE OF BERKSHIRE COMMON STOCK MAY CHANGE BETWEEN THE DEADLINE FOR SUBMITTING ELECTION FORMS AND THE DATE WE COMPLETE THE MERGER.

    GSB stockholders must submit their forms to elect cash or stock no later than the commencement of the GSB special meeting. However, we may not complete the merger until some time later. Thus, the market price of the Berkshire common stock which GSB stockholders receive may be different, on the day they receive it, from the market price on the day they made their original elections. A decline in the market price of Berkshire common stock would make the stock less valuable to those who elect stock, while an increase in the market price might cause those GSB stockholders who elected to receive cash to realize less per share than those who elected to receive stock.

    IF THE AVERAGE MARKET PRICE OF BERKSHIRE COMMON STOCK IS LESS THAN $28.635, THEN BERKSHIRE MAY HAVE TO INCREASE THE EXCHANGE RATIO IN ORDER TO COMPLETE THE MERGER.

    The merger agreement provides that if the average market price of Berkshire common stock is less than $28.635, during the twenty trading days prior to eight business days before the closing of the merger, then GSB has the right to terminate the merger agreement and not go ahead with the merger unless Berkshire agrees to increase the amount of Berkshire common stock which will be exchanged for each share of GSB common stock. Thus, Berkshire could be forced to choose between abandoning the merger and increasing the share of the merged entity that will be owned by former GSB stockholders.

    IF THE AVERAGE MARKET PRICE OF BERKSHIRE COMMON STOCK IS MORE THAN $40.365, THEN GSB MAY HAVE TO ACCEPT A REDUCTION IN THE EXCHANGE RATIO IN ORDER TO COMPLETE THE MERGER.

    The merger agreement provides that if the average market price of Berkshire common stock is more than $40.365, during the twenty trading days prior to eight business days before the closing of the merger, then Berkshire has the right to terminate the merger agreement and not go ahead with the merger unless GSB agrees to reduce the amount of Berkshire common stock which will be exchanged for each share of GSB common stock. Thus, GSB could be forced to choose between abandoning the merger and reducing the share of the merged entity that will be owned by former GSB stockholders.

    IF THE COST OF TERMINATING GOSHEN SAVINGS BANK'S PENSION PLAN IS MORE THAN $100,000, THEN THE AMOUNT PAYABLE TO GSB STOCKHOLDERS UNDER THE MERGER AGREEMENT MAY DECLINE.

    We anticipate that we will terminate the existing Goshen Savings Bank pension plan in connection with the merger. There will be a cost of terminating that plan. The determination of the cost of terminating that plan will be made after the GSB and Berkshire special meetings. The merger agreement provides that if the cost is more than $100,000, excluding professional fees, then Berkshire has the right to terminate the merger agreement and not proceed with the merger. However, GSB has the right to avoid this termination by agreeing to reduce the amount payable to GSB stockholders (both in cash and in stock) by an amount, in total, equal to the excess cost of termination over $100,000. Furthermore, if the price reduction would be less than $0.10 per share for the $20.75 per share amount in cash, then Berkshire has the unilateral right to reduce the cash consideration by the amount of the reduction, and correspondingly reduce the stock consideration.

    THE BERKSHIRE COMMON STOCK ISSUED TO GSB STOCKHOLDERS IN CONNECTION WITH THE MERGER WILL BE REGISTERED WITH THE SEC AND THEREFORE WILL BE IMMEDIATELY AVAILABLE FOR RESALE IN THE PUBLIC MARKET WITHOUT RESTRICTION. IF GSB STOCKHOLDERS WHO RECEIVE BERKSHIRE COMMON STOCK IN THE MERGER SELL THAT STOCK IMMEDIATELY, IT COULD CAUSE A DECLINE IN THE MARKET PRICE OF BERKSHIRE COMMON STOCK.

    As we mentioned above, GSB stockholders may receive Berkshire common stock even if they elect cash. Those stockholders may elect to sell the stock they receive immediately after the merger. If this occurs, or if other holders of Berkshire common stock try to sell material amounts of Berkshire common stock immediately after we complete the merger, then there could be an excess of sellers over buyers in the market, which could cause a decline in the market price of Berkshire common stock.

    LIMITED TRADING ACTIVITY IN BERKSHIRE COMMON STOCK MAY ADVERSELY AFFECT THE ABILITY TO OBTAIN FULL VALUE UPON A QUICK SALE OF BERKSHIRE COMMON STOCK.

    There is limited trading activity in Berkshire common stock. For example, during the nine months ended September 30, 2000, there were only four trading days in which the daily volume of trading exceeded 10,000, while there were more than 70 days on which no shares traded. Therefore, it may be difficult for GSB stockholders who receive a substantial amount of Berkshire common stock in the merger to sell that stock promptly without adversely affecting the market price of Berkshire common stock.

    BERKSHIRE IS REQUIRED TO MAINTAIN AN ALLOWANCE FOR LOAN LOSSES. THESE LOAN LOSSES MAY HAVE TO BE ADJUSTED IN THE FUTURE. ANY ADJUSTMENT TO THE ALLOWANCE FOR LOAN LOSSES, WHETHER DUE TO REGULATORY CHANGES, ECONOMIC CHANGES OR OTHER FACTORS, MAY AFFECT BERKSHIRE'S FINANCIAL CONDITION AND EARNINGS.

    Berkshire and GSB maintain allowances for loan losses. The allowances are established through a provision for loan losses based on each bank's management's evaluation of the risks inherent in its loan portfolio and the general economy. The allowances for loan losses are based upon a number of factors, including the size of the loan portfolio, asset classifications, economic trends, industry experience and trends, industry and geographic concentrations, estimated collateral values, management's assessment of the credit risk inherent in the portfolio, historical loan loss experience and loan underwriting policies. In addition, each bank evaluates all loans identified as problem loans and augments the allowance based upon the perceived risks associated with those problem loans.

    The management of both banks believe they use a reasonable and prudent methodology to determine the reasonableness of its allowances for loan losses. The state and federal regulators, in reviewing Berkshire's loan portfolio as part of a regulatory examination after the merger, may request Berkshire to increase its allowance for loan losses, thereby negatively affecting Berkshire's financial condition and earnings at that time. Moreover, additions to the allowance may be necessary based on changes in economic and real estate market conditions, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of Berkshire's management's control.

    BERKSHIRE BANK OPERATES IN A HIGHLY COMPETITIVE MARKET AND GEOGRAPHIC AREA. IF BERKSHIRE BANK IS UNABLE TO OFFER COMPETITIVE PRODUCTS AND SERVICES, ITS EARNINGS WILL BE NEGATIVELY AFFECTED.

    Berkshire Bank's principal competitors for deposits are other commercial banks, savings banks, savings and loan associations and credit unions in its market area, as well as money market mutual funds, insurance companies and securities brokerage firms. Berkshire Bank's competition for loans comes principally from commercial banks, savings banks, savings and loan associations, mortgage bankers, finance companies and other institutional lenders. The New York City metropolitan area and the Orange County market where Goshen Savings Bank operates include offices of many of the largest financial institutions in the world. Many of those competing institutions have much greater financial and marketing resources than the combined resources of Berkshire Bank and Goshen Savings Bank. Due to their size, many competitors can achieve larger economies of scale and as a result offer a broader range of products and services than Berkshire Bank and Goshen Savings Bank. If Berkshire Bank is unable to offer competitive products and services after the merger, its earnings will be negatively affected.

    BERKSHIRE'S COMMON STOCK IS NOT INSURED BY ANY GOVERNMENTAL AGENCY AND THEREFORE INVOLVES INVESTMENT RISK.

    The shares of common stock offered by this joint proxy statement/prospectus are not savings accounts or deposits and are not insured or guaranteed by the FDIC or any other governmental agency, and involve investment risk, including the possible loss of principal.

    IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE BERKSHIRE AND THIS COULD DEPRESS BERKSHIRE'S STOCK PRICE.

    Under Berkshire's certificate of incorporation, Berkshire has authorized 2,000,000 shares of preferred stock, which the board of directors may issue with terms, rights, preferences and designations as the board of directors may determine and without any vote of the stockholders, unless otherwise required by law. Issuing the preferred stock, depending upon the rights, preferences and designations set by the board of directors, may delay, deter, or prevent a change in control of our company. Issuing additional shares of common stock could result in dilution of the voting power of the current holders of our common stock. In addition, 'anti-takeover' provisions of Delaware law may restrict the ability of the stockholders to approve a merger or business combination or obtain control of Berkshire. This may tend to perpetuate existing management. See also the risk factor immediately following.

    BERKSHIRE IS CONTROLLED BY ONE PRINCIPAL STOCKHOLDER. CONCENTRATED STOCK OWNERSHIP COULD AFFECT THE MARKET PRICE OF BERKSHIRE STOCK.

    As of the date of this prospectus, Moses Marx, a director of Berkshire, beneficially owns 54.0% of Berkshire's outstanding common stock. After this offering and assuming no additional issuance of common stock, Mr. Marx will beneficially own or control, directly or indirectly, 1,052,620 shares of Berkshire's common stock, which in the aggregate will represent between 41.7% and 40.09% of the outstanding common stock. Therefore, Mr. Marx is in a position to exercise control over most matters requiring stockholder approval, including the election or removal of directors, approval of significant corporate transactions, and the ability generally to direct our affairs. This concentration of ownership may have the effect of delaying or preventing a change in control of Berkshire, including transactions where stockholders might otherwise receive a premium over current market prices for their shares.

    BERKSHIRE BANK'S SUCCESS DEPENDS ON ITS SENIOR MANAGEMENT TEAM AND IF IT IS NOT ABLE TO RETAIN THEM, IT COULD HAVE A MATERIALLY ADVERSE EFFECT ON BERKSHIRE.

    Berkshire Bank is highly dependent upon the continued services and experience of its senior management team, including Moses Krausz. Berkshire Bank depends on the services of Moses Krausz to, among other things:

     successfully integrate the operations of Berkshire and GSB; and

     maintain and develop Berkshire's and GSB's client relationships.

Berkshire is highly dependent upon the services and experiences of Steven Rosenberg. GSB is highly dependent upon the continued services of locally-based employees and officers with intimate involvement in and knowledge of the local community.

                      WHERE YOU CAN FIND MORE INFORMATION

    Berkshire and GSB file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC's Internet site as part of the EDGAR database (http://www.sec.gov).

    Berkshire has filed a registration statement on Form S-4 (Registration
No. 333-47890) to register the shares of Berkshire common stock to be issued in the merger under the Securities Act. This joint proxy statement/prospectus is a part of the registration statement on Form S-4 and constitutes a prospectus of Berkshire in addition to being a proxy statement of each of Berkshire and GSB for their special meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 or the exhibits to the registration statement on Form S-4.

    The SEC also allows Berkshire and GSB to 'incorporate by reference' the information it files with the SEC, which means Berkshire and GSB can disclose information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is deemed to be part of this joint proxy statement/prospectus. Later information filed by Berkshire or GSB with the SEC updates and supersedes this joint proxy statement/prospectus.

    The following documents previously filed by Berkshire with the SEC under the Exchange Act (File No. 000-13649) are incorporated in this joint proxy statement/prospectus by this reference:

              SEC FILINGS                                       PERIOD
----------------------------------------  ---------------------------------------------------
Annual Report on Form 10-K, as amended.   Year ended October 31, 1999

Transition Report on Form 10-K, as        For the transition period from November 1, 1999 to
amended                                   December 31, 1999

Quarterly Reports on Form 10-Q, as        Quarters ended March 31, 2000, June 30, 2000 and
amended                                   September 30, 2000

Current Reports on Form 8-K               Filed on April 18, 2000 and August 16, 2000

    Berkshire's

     Annual Report on Form 10-K, as amended, for the year ended October 31, 1999;

     Transition Report on Form 10-K, as amended, for the transition period from November 1, 1999 to December 31, 1999; and

     Quarterly Report on Form 10-Q, as amended, for the quarter ended September 30, 2000 are being delivered to each Berkshire and GSB stockholder along with this joint proxy statement/ prospectus.

    All documents filed by Berkshire under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this joint proxy statement/prospectus and prior to the special meetings of Berkshire and GSB will be deemed to be incorporated by reference in this joint proxy statement/prospectus and to be a part of this joint proxy statement/prospectus from the date any document is filed.

    The following documents previously filed by GSB with the SEC under the Exchange Act (File No. 000-22559) are incorporated in this joint proxy statement/prospectus by this reference:

              SEC FILINGS                                       PERIOD
----------------------------------------  ---------------------------------------------------
Annual Report on Form 10-K, including     Year ended December 31, 1999
those portions of GSB's proxy statement
for its 2000 annual meeting of
stockholders incorporated by reference
in the Annual Report on Form 10-K and
portions of GSB's Annual Report to
Shareholders for the fiscal year ended
December 31, 1999 incorporated by
reference in the Annual Report on
Form 10-K

Quarterly Reports on Form 10-Q            Quarters ended March 31, 2000, June 30, 2000 and
                                          September 30, 2000

    GSB's

     Annual Report on Form 10-K for the year ended December 31, 1999;

     Portions of GSB's Annual Report to Shareholders for the fiscal year ended December 31, 1999; and

     Quarterly Report on Form 10-Q for the year ended September 30, 2000 are being delivered to each Berkshire and GSB stockholder along with this joint proxy statement/ prospectus.

    All documents filed by GSB under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this joint proxy statement/prospectus and prior to the special meetings of GSB and Berkshire will be deemed to be incorporated by reference in this joint proxy statement/prospectus and to be a part of this joint proxy statement/prospectus from the date any document is filed.

    NEITHER GSB NOR BERKSHIRE HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED JANUARY 19, 2001. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OF BERKSHIRE COMMON STOCK IN THE MERGER WILL CREATE ANY IMPLICATION TO THE CONTRARY.

                           FORWARD-LOOKING STATEMENTS

    WE HAVE EACH MADE FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT (AND IN BERKSHIRE AND GSB DOCUMENTS THAT ARE INCORPORATED BY REFERENCE) THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. FORWARD-LOOKING STATEMENTS INCLUDE THE INFORMATION CONCERNING POSSIBLE OR ASSUMED FUTURE RESULTS OF OPERATIONS OF BERKSHIRE OR GSB INCLUDING THOSE SET FORTH OR REFERENCED IN 'THE MERGER -- BACKGROUND OF THE MERGER,' ' -- BERKSHIRE'S REASONS FOR THE MERGER,' ' -- GSB'S REASONS FOR THE MERGER' AND ' -- OPINION OF FINANCIAL ADVISOR.' ALSO, WHEN WE USE WORDS SUCH AS 'BELIEVES,' 'EXPECTS,' 'ANTICIPATES' OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD-LOOKING STATEMENTS. YOU SHOULD NOTE THAT MANY FACTORS, SOME OF WHICH ARE DISCUSSED IN 'RISK FACTORS' AND ELSEWHERE IN THIS DOCUMENT AND IN THE DOCUMENTS WHICH WE INCORPORATE BY REFERENCE, COULD AFFECT THE FUTURE FINANCIAL RESULTS OF BERKSHIRE AND GSB AND COULD CAUSE THOSE RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN OUR FORWARD-LOOKING STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT.

                        SPECIAL MEETINGS OF STOCKHOLDERS

    We are sending you this joint proxy statement/prospectus in order to provide you with important information regarding the merger and to solicit your proxy for use at the special meetings and at any adjournments or postponements of the special meetings. The special meetings are scheduled to be held at the times and places described below.

BERKSHIRE SPECIAL MEETING

    General. The Berkshire special meeting is scheduled to be held on March 8, 2001 at 10:00 a.m., eastern standard time, at the offices of Blank Rome Tenzer Greenblatt LLP, The Chrysler Building, 14th Floor, Boardroom, 405 Lexington Avenue, New York, New York 10174. At the Berkshire special meeting, Berkshire stockholders will have the opportunity to consider and vote upon the merger agreement.

    THE BERKSHIRE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT BERKSHIRE STOCKHOLDERS VOTE 'FOR' THE MERGER AGREEMENT.

    Record Date. The Berkshire board of directors has fixed the close of business on January 19, 2001, as the Berkshire record date for the determination of holders of shares of Berkshire common stock entitled to notice of and to vote at the Berkshire special meeting.

    Stock Entitled to Vote. As of January 19, 2001, there were 1,950,425 shares of Berkshire common stock outstanding. Each holder of Berkshire common stock will have the right to one vote with respect to the matters to be acted upon at the Berkshire special meeting for each share registered in the holder's name on the books of Berkshire as of the close of business on January 19, 2001.

    Quorum; Required Vote. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Berkshire common stock entitled to vote at the Berkshire special meeting is necessary to constitute a quorum. Under Delaware law the affirmative vote of the majority of the shares outstanding is required for approval of the merger agreement.

    Stock Ownership. As of January 19, 2001, the directors and executive officers of Berkshire, had the right to vote, in the aggregate, 1,070,481 shares of Berkshire common stock, representing approximately 54.9% of the total votes entitled to be cast at the Berkshire special meeting. The directors and executive officers of Berkshire have agreed in writing to vote their shares at the Berkshire special meeting in favor of the merger agreement.

    Voting and Revocation of Proxies. All shares of Berkshire common stock represented by a proxy properly signed and received at or prior to the Berkshire special meeting, unless subsequently revoked, will be voted in accordance with the instructions on the proxy. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, THE SHARES OF BERKSHIRE COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED 'FOR' THE MERGER AGREEMENT. You may revoke your proxy by giving written notice of revocation to the President of Berkshire at any time before it is voted, by submitting to Berkshire a duly executed, later-dated proxy or by voting the shares subject to the proxy by written ballot at the Berkshire special meeting. All written notices of revocation and other communications with respect to revocation of Berkshire proxies should be addressed to: Berkshire Bancorp Inc., 160 Broadway, New York, New York 10038, Attention: Steven Rosenberg, President. Attendance at the Berkshire special meeting will not in and of itself constitute a revocation of a proxy.

    The Berkshire board of directors is not aware of any business to be acted upon at the Berkshire special meeting other than as described in this joint proxy statement/prospectus. If however, other matters are brought before the Berkshire special meeting which are incident to the conduct of the Berkshire special meeting, the persons appointed as proxies will have discretion to vote or act on the matters according to their best judgment.

    Abstentions and 'broker non-votes,' explained below, will be counted as shares present for purposes of determining whether a quorum is present. Abstentions and broker non-votes will have the effect of a vote against the merger agreement. Similarly, the failure to either return your proxy card or attend the Berkshire special meeting in person and vote in favor of the merger agreement will have the same effect as a vote against the merger agreement. Broker non-votes are shares held in the name of a broker or nominee for which an executed proxy is received, but which are not voted on the proposal because the voting instructions have not been received from the beneficial owner or persons entitled to vote and the broker or nominee does not have the discretionary power to vote.

    Solicitation of Proxies. Proxies are being solicited on behalf of the Berkshire board of directors. The solicitation of proxies may be made by directors, officers and regular employees of Berkshire or its subsidiaries in person or by mail, telephone, facsimile or telegraph without additional compensation payable for that solicitation. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxy soliciting materials to the beneficial owners of Berkshire common stock held of record by these persons, and Berkshire will reimburse them for reasonable expenses incurred by them in so doing. The cost of the solicitation will be borne by Berkshire.

    No Appraisal Rights. Berkshire stockholders will not be entitled to appraisal rights under Delaware law in connection with the merger. See 'The Merger -- No Appraisal Rights for Berkshire Stockholders.'

    Stockholder Proposals. A stockholder proposal must have been received by Berkshire on or prior to October 31, 2000 at 160 Broadway, New York, New York 10038 in order to have been eligible for inclusion in Berkshire's proxy statement for the 2001 Annual Meeting of Stockholders.

GSB SPECIAL MEETING

    General. The GSB special meeting is scheduled to be held on March 8, 2001 at 4:30 p.m., eastern standard time, at the main office of Goshen Savings Bank, One South Church Street, Goshen, New York 10924. The purpose of the GSB special meeting is to consider and vote upon the merger agreement.

    THE GSB BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT GSB STOCKHOLDERS VOTE 'FOR' THE MERGER AGREEMENT.

    Record Date. The GSB board of directors has fixed the close of business on January 19, 2001 as the GSB record date for the determination of holders of shares of GSB stock entitled to notice of and to vote at the GSB special meeting.

    Stock Entitled to Vote. At the close of business on January 19, 2001, there were 1,984,538 shares of GSB common stock outstanding. Holders of GSB common stock will be entitled to one vote for each share of GSB common stock that they held of record on January 19, 2001.

    Quorum. The presence in person or by properly executed proxy of the holders of a majority of the outstanding shares of GSB common stock entitled to vote at the GSB special meeting is necessary to constitute a quorum.

    Required Vote. Under Delaware law, the affirmative vote of a majority of the shares outstanding is required for approval of the merger agreement. GSB's bylaws provide that to postpone or adjourn the GSB special meeting to solicit additional proxies, the affirmative vote of the holders of a majority of the shares of GSB common stock voted on the proposal is required.

    Stock Ownership. As of January 19, 2001 the directors and executive officers of GSB had the right to vote, in the aggregate, 168,098 shares of GSB common stock, representing approximately 8.5% of the total votes entitled to be cast at the GSB special meeting. The GSB Employee Stock Ownership Plan owns an additional 155,026 shares not allocated to executive officers which may be voted by officers and other employees of GSB. The directors and executive officers of GSB have agreed in writing to vote their shares at the GSB special meeting in favor of the merger agreement.

    Voting and Revocation of Proxies. Shares of GSB common stock represented by a proxy properly signed and received at or prior to the GSB special meeting, unless subsequently revoked, will be voted in accordance with the instructions on the proxy. IF YOU SIGN AND RETURN YOUR PROXY WITHOUT INDICATING ANY VOTING INSTRUCTIONS, THE SHARES OF GSB COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED 'FOR' THE MERGER AGREEMENT. You may revoke your proxy at any time by giving written notice of revocation to the Secretary of GSB at any time before it is voted, by submitting to GSB a duly executed, later-dated proxy or by voting the shares subject to the proxy by written ballot at the GSB special meeting. You should send all written notices of revocation and other communications with respect to revocation of GSB proxies to: GSB Financial Corporation, One South Church Street, P.O. Box 469, Goshen, New York 10924,
Attention: Barbara A. Carr, Secretary. Attendance at the GSB special meeting will not, in and of itself, constitute a revocation of a proxy.

    The GSB board of directors is not aware of any business to be acted upon at the GSB special meeting other than as described in this joint proxy statement/prospectus. If, however, other matters are brought before the GSB special meeting which are incident to the conduct of the GSB special meeting, the persons apppointed as proxies will have discretion to vote or act on matters according to their best judgment.

    Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present. Similarly, the failure to either return your proxy card or attend the GSB special meeting in person and vote in favor of the merger agreement will have the same effect as a vote against the merger agreement. Abstentions and broker non-votes will have no effect on the outcome of the vote with respect to the postponement or adjournment of the GSB special meeting in order to solicit additional proxies, if necessary.

    Solicitation of Proxies. The proxies are being solicited on behalf of the GSB board of directors. The solicitation of proxies may be made by directors, officers and regular employees of GSB in person or by mail, telephone, facsimile or telegraph without additional compensation payable for that solicitation. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxy soliciting materials to the beneficial owners of GSB common stock held of record by these persons, and GSB will reimburse them for reasonable expenses incurred by them in so doing. The cost of the solicitation will be born by GSB. GSB has retained Regan & Associates, Inc., a firm experienced in the solicitation of proxies on behalf of public companies, to assist in the proxy solicitation process at a fee of $6,250, which includes all reasonable out of pocket expenses.

    Appraisal Rights of GSB Stockholders. Except as otherwise described in this joint proxy statement/prospectus, each GSB stockholder who delivers to GSB a written demand for appraisal of the stockholder's shares before the GSB special meeting and who otherwise complies with the applicable procedures under Delaware law will be entitled to have the value of his or her shares appraised by the Delaware Chancery Court and receive the value so determined in cash if the merger is completed.

    Stockholder Proposals. GSB anticipates that it will not have a 2001 Annual Meeting of Stockholders because it anticipates that GSB and Berkshire will complete the merger before that meeting would normally be held. However, if an annual meeting is held, a stockholder proposal must have been received by GSB on or prior to November 16, 2000 at One South Church Street, P.O. Box 469, Goshen, New York 10924 in order to have been eligible for inclusion in GSB's proxy statement for the 2001 Annual Meeting of Stockholders.

                                   THE MERGER

MATERIAL TERMS OF THE MERGER AGREEMENT

    The following is a brief summary of the material terms of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement which is incorporated by reference and attached to this joint proxy statement/prospectus as Annex A. You are urged to read the merger agreement carefully.

    CONVERSION OF SHARES; NO FRACTIONAL AMOUNTS

    As a result of the merger, GSB will be merged with and into Berkshire. Each share of GSB common stock, other than shares owned by stockholders who perfect their appraisal rights under Delaware law, will then be converted into either
0.6027 shares of Berkshire common stock or $20.75 in cash, as each GSB stockholder elects. However, not less than 50.1% nor more than 60% of the outstanding shares of GSB common stock will be exchanged for Berkshire common stock. Therefore, if the holders of more than 60% or less than 50.1% of the GSB common stock elect to receive Berkshire common stock, the elections that GSB stockholders make may not be honored and the elections will be adjusted as set forth below.

    If the number of shares of GSB common stock for which stockholders elect to receive cash, including shares for which stockholders have exercised appraisal rights, is more than 49.9% of the outstanding shares of GSB common stock, then:

     All shares of GSB common stock for which no valid election is made, other than shares governed by appraisal rights, will be converted into shares of Berkshire common stock; and

     Stockholders who elect to receive cash for shares of GSB common stock will receive cash for some of those shares and will receive stock for the remaining shares. The allocation will be made on a pro rata basis, so each stockholder who elects cash will receive the same proportion of cash versus stock as all other stockholders who elect to receive cash. The reduction in the number of shares converted into cash will be enough so that only 49.9% of the total GSB common stock will be converted into cash.

    If the number of shares of GSB common stock for which stockholders elect to receive Berkshire common stock is more than 60% of the outstanding shares of GSB common stock, then:

     All shares of GSB common stock for which no valid election is made, other than shares governed by appraisal rights, will be converted into cash; and

     Stockholders who elect to receive Berkshire common stock for shares of GSB common stock will receive stock for some of those shares and will receive cash for the remaining shares. As in the reverse situation described above, the allocation will be made on a pro rata basis. Each stockholder who elects Berkshire common stock will receive the same proportion of stock versus cash that all other stockholders who elect to receive stock will receive. The reduction in the amount of shares converted into stock will be enough so that 60.0% of the total GSB common stock will be converted into stock.

    If the number of shares of GSB common stock for which stockholders elect to receive cash, including shares governed by appraisal rights, is less than 49.9% of the outstanding shares of GSB common stock and the number of shares for which GSB stockholders elect to receive Berkshire common stock is less than 60.0% of the outstanding shares of GSB common stock, then:

     All stockholder elections will be honored; and

     Stockholders who do not make proper elections will have their shares allocated proportionally so that at least 50.1% (and up to 60% if so elected by GSB stockholders) of the total outstanding GSB common stock is converted into Berkshire common stock and the rest is converted into cash.

    No fractional shares of Berkshire common stock will be issued. Any GSB stockholder who would otherwise be entitled to receive a fraction of a share of Berkshire common stock will instead receive cash at the rate of $20.75 per GSB share.

    The following examples illustrate the allocation rules. In all examples, assume that there are 2,000,000 shares of GSB common stock outstanding and assume that no GSB stockholder exercises appraisal rights. Shares of GSB common stock owned by GSB's Incentive Stock Award Plan but not allocated to employees, officers or directors are not counted in the allocation of merger consideration.

    EXAMPLE 1: Assume that a GSB stockholder owns 10,000 shares and elects to receive all cash. If all GSB stockholders together elect to receive cash for 1,500,000 GSB shares, stock for 400,000 GSB shares and for 100,000 shares they do not submit elections, then the 100,000 shares for which no valid elections are received will be converted into the right to receive Berkshire common stock. Since not more than 49.9% of the GSB stock (or 998,000 shares in this example) may be converted into cash, then our hypothetical stockholder who elected cash for 10,000 shares will receive cash for 998,000/1,500,000 x 10,000 shares, or 6,653.33 shares, and will receive Berkshire common stock for the remaining 3,346.67 shares. After rounding, this means that the stockholder will receive 2,017 shares of Berkshire common stock and $138,057.91 in cash.

    EXAMPLE 2: Assume that the elections are the exact reverse of Example 1. The GSB stockholder owns 10,000 shares and elects to receive Berkshire common stock. If all GSB stockholders together elect to receive stock for 1,500,000 GSB shares, cash for 400,000 GSB shares and for 100,000 shares they do not submit elections, then the 100,000 shares for which no valid elections are received will be converted into the right to receive cash. Since not more than 60.0% of the GSB stock (or 1,200,000 shares in this example) may be converted into stock, then our hypothetical stockholder who elected stock for 10,000 shares will receive stock for 1,200,000/1,500,000 x 10,000 shares, or 8,000 shares, and will receive cash for the remaining 2,000 shares. After rounding, this means that the stockholder will receive 4,821 shares of Berkshire common stock and $41,520.66 in cash.

    EXAMPLE 3: Assume that GSB stockholders who own 900,000 shares elect to receive Berkshire common stock and GSB stockholders who own 800,000 shares elect to receive cash, while stockholders who own 300,000 shares do not submit valid elections. The GSB stockholders who submitted elections will receive what they requested (except for cash in lieu of fractional shares). The 300,000 shares for which no valid election was received will be allocated so that 102,000 of them will be converted into Berkshire common stock (so that a total of 1,002,000 GSB shares will be converted into Berkshire common stock) and the remaining 198,000 shares will be converted into the right to receive cash. Thus, a stockholder with 10,000 shares who did not submit an election will receive cash for 198,000/300,000 x 10,000 shares, or 6,600 shares, and will receive stock for the remaining 3,400 shares. After rounding, this means that the stockholder will receive 2,049 shares of Berkshire common stock and $136,956.20 in cash.

    If these adjustment rules would result in the GSB stockholders receiving consideration consisting in the aggregate of more than 49.9% cash or less than 50.1% of Berkshire common stock, then the number of shares and the amount of cash which GSB stockholders will receive will be further adjusted in an equitable manner to assure compliance with the requirements of Section 368(a) of the Internal Revenue Code for a tax free reorganization. The following example illustrates this situation.

    EXAMPLE 4: Assume that the value of a share of Berkshire stock equals $30.00 on the date of the merger and GSB stockholders who own 49.9% of the outstanding shares of GSB stock elect to receive cash in exchange for their GSB stock. The cash to be paid would be $20,708,500 (998,000 shares $20.75). The value of the Berkshire stock issued would equal $18,117,162 (1,002,000 shares 0.6027 $30.00). Therefore, the total value of the consideration issued by Berkshire would equal $38,825,662 ($20,708,500 + $18,117,162). Because the cash consideration would exceed 49.9% of the total value of the consideration, at the discretion of Berkshire a further adjustment may be made. Berkshire would have the right to adjust the number of shares of GSB stock exchanged for cash so that approximately 50.1% ($19,451,656) of the total value of the consideration would constitute Berkshire stock and only 49.9% ($19,374,005) of the total value of the consideration would constitute cash. If so adjusted, 933,686 GSB shares would be exchanged for cash ($19,374,005/$20.75). As a result, an additional 64,314 shares of GSB stock must be exchanged for

Berkshire stock, bringing the total number of shares of GSB stock exchanged for Berkshire stock to 1,066,314 (1,002,000 + 64,314). This would be accomplished by allocating, to each GSB stockholder who requested cash for his or her shares, partly cash and partly stock on a pro rata basis as in Example 1 above.

    GSB STOCKHOLDERS SHOULD COMPLETE AND RETURN THE ENCLOSED ELECTION FORM IN THE ENCLOSED BROWN ENVELOPE SO THAT IT IS RECEIVED PRIOR TO THE COMMENCEMENT OF THE GSB SPECIAL MEETING. IF A GSB STOCKHOLDER DOES NOT PROPERLY COMPLETE AND RETURN AN ELECTION FORM ALONG WITH THE APPLICABLE STOCK CERTIFICATES, A GUARANTEE OF DELIVERY FOR THE SHARES OF GSB COMMON STOCK COVERED BY THE ELECTION FORM OR A COMPLETED LOST CERTIFICATE AFFIDAVIT BY THE COMMENCEMENT OF THE GSB SPECIAL MEETING, THEN THAT STOCKHOLDER WILL RECEIVE CASH AND BERKSHIRE COMMON STOCK AS SET FORTH ABOVE, DEPENDING UPON THE ELECTIONS SUBMITTED BY OTHER GSB STOCKHOLDERS.

    THE MERGER CONSIDERATION THAT GSB STOCKHOLDERS WILL RECEIVE IN MERGER MAY CHANGE

    The merger agreement provides that if the average market price of Berkshire common stock for the 20 trading days immediately preceding the eighth business day before the closing date of the merger is less than $28.635 or more than $40.365, the merger agreement may be terminated or the amount of Berkshire common stock received in exchange for a share of GSB common stock may be adjusted in accordance with a formula set forth in the merger agreement. See 'The Merger -- Material Terms of the Merger Agreement -- Termination of the Merger Agreement.' You can also review these formulas which are contained in Sections 8.1(h) and (i) of the merger agreement attached to this joint proxy statement/prospectus as Annex A.

    THE AGGREGATE VALUE OF MERGER CONSIDERATION MAY FLUCTUATE

    The aggregate value of the merger consideration will be $36.2 million if 50.1% of the GSB stock is converted into Berkshire stock, based on the price of Berkshire stock on January 18, 2001 of $29.00 per share. The actual aggregate merger consideration may be different depending upon the market value of Berkshire stock on the date of the merger and how much GSB stock is converted into Berkshire stock versus cash.

    TREATMENT OF GSB STOCK OPTIONS

    Under the merger agreement, each outstanding option to purchase GSB common stock issued in connection with GSB's Stock Option Plan will be converted into an option to purchase Berkshire common stock. Upon the completion of the merger, each GSB stock option will be automatically adjusted to provide that:

     the number of shares of Berkshire common stock which will be issued upon the exercise of the GSB option will be that number of shares of GSB common stock which would have been issued upon exercise of the GSB option immediately before the completion of the merger, multiplied by 0.6027; and

     the exercise price per share of Berkshire common stock under the GSB option will be that amount equal to the exercise price per share of GSB common stock under the GSB option immediately before the completion of the merger, divided by 0.6027.

    For employees, including officers, of GSB whose options are incentive stock options under Section 422 of the Internal Revenue Code, the number of shares that will be issued may be less, and the per share option exercise price may be more, in order to satisfy the requirements of the Internal Revenue Code to continue to be incentive stock options.

    IMMEDIATELY AFTER THE MERGER, GSB STOCKHOLDERS WILL OWN FROM 22.7% TO 26.0% OF THE OUTSTANDING BERKSHIRE STOCK

    We anticipate that Berkshire will issue between 572,575 and 685,718 shares of Berkshire common stock to GSB stockholders. We also anticipate that Berkshire will issue options to purchase up to 78,494 shares of Berkshire common stock in exchange for outstanding options to purchase GSB common stock. Based upon the number of shares of Berkshire common stock issued and outstanding on the Berkshire record date and the number of shares of Berkshire common stock anticipated to be issued in the merger, the shares of Berkshire common stock issued to GSB stockholders in the merger will constitute between 22.7% and 26.0% of the outstanding common stock of Berkshire after the merger. As previously noted, holders of GSB options will receive options to purchase up to 78,494 shares of Berkshire common stock. Assuming the exercise of all of these Berkshire stock options after the merger, GSB stockholders will own between 25.0% and 28.1% of the fully diluted common stock of Berkshire.

    REPRESENTATIONS AND WARRANTIES

    The merger agreement contains statements and promises made by Berkshire about itself called representations and warranties. In addition, the merger agreement contains representations and warranties made by GSB. You can review the representations and warranties contained in Articles 3 and 4 of the merger agreement attached to this joint proxy statement/prospectus as Annex A.

    CONDUCT OF BUSINESS PENDING THE MERGER

    The merger agreement contains covenants and agreements that govern our actions until the merger is completed or the merger agreement is terminated. These covenants and agreements require each of us to take actions or to refrain from taking actions with respect to various matters including that:

     GSB will cooperate with Berkshire to obtain the approval of the NYSBD and the FDIC, and any other governmental or regulatory consents or approvals or the taking of any other governmental or regulatory action necessary to consummate the merger;

     GSB and Goshen Savings Bank will operate its business only in the usual, regular, and ordinary course;

     Berkshire will file any and all applications with the appropriate government regulatory authorities in order to obtain the necessary governmental approval to consummate the merger and the merger of Berkshire Bank and Goshen Savings Bank;

     Neither Berkshire nor any of its subsidiaries will take any action that would prevent the transactions contemplated by the merger agreement from qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Code;

     Berkshire and Berkshire Bank will take no action which would adversely affect or delay the ability of the parties to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by the merger agreement; and

     Berkshire and Berkshire Bank will continue to conduct their businesses in the ordinary course and consistent with past practices.

To review all of the covenants and agreements contained in the merger agreement, you should read Articles 5 and 6 of the merger agreement which is attached to this joint proxy statement/prospectus as Annex A.

    NON-SOLICITATION

    In the merger agreement, GSB and its subsidiaries agreed that they would not directly or indirectly initiate, solicit or encourage any inquiries or proposals from any third party, other than Berkshire, concerning any sale of beneficial ownership of 15% or more of the outstanding shares of GSB common stock;

     merger, consolidation or similar transaction; or

     the sale, lease, exchange or other disposition of 25% or more of the assets of GSB or Goshen Savings Bank.

    GSB and its subsidiaries also agreed that they would not participate in any discussions or negotiations with any third party or provide any non-public information to any third party concerning those possible transactions except as required by law. GSB is permitted to act on unsolicited proposals in the exercise of the fiduciary duties of its board of directors if the proposal relates to a transaction which is more favorable to GSB stockholders from a financial point of view and if procedural requirements described in the merger agreement are met.

    INDEMNIFICATION AND INSURANCE

    In the merger agreement, Berkshire agreed to continue to indemnify officers, directors, and employees of GSB and its subsidiaries to the fullest extent permitted under the provisions of Delaware Law, the New York Banking Law, and of Berkshire's and Berkshire Bank's certificate of incorporation, organization certificate and bylaws from the date the merger is completed. Subject to a number of limitations, Berkshire also agreed that it will, for a period of not less than three years after the date the merger is completed, provide to the persons who served as directors or officers of GSB or any subsidiary of GSB on or before the date the merger was completed, insurance against liabilities and claims (and related expenses) made against them resulting from their service as directors or officers of GSB or any subsidiary of GSB prior to the date the merger was completed substantially similar in all material respects to the insurance coverage provided to them prior to the consummation of the merger. To review all of the limitations related to the provision of insurance coverage, you should read Section 6.6 of the merger agreement attached to this joint proxy statement/prospectus as Annex A.

    CONDITIONS TO THE MERGER

    The completion of the merger depends upon the satisfaction or waiver of a number of conditions, including, among other things, that:

     the merger agreement and the transactions contemplated shall have been approved by the stockholders of GSB and Berkshire;

     no claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or governmental agency which presents a substantial risk of the restraint or prohibition of the transactions contemplated by the merger agreement or the obtaining of material damages or other relief in connection therewith;

     the parties shall have received all applicable governmental approvals for the consummation of the transactions contemplated by the merger agreement;

     the parties shall have performed in all material respects the material acts and undertakings to be performed by them at or prior to the closing date of the merger in accordance with the merger agreement;

     there shall not have been any material adverse change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), operations, liquidity, income, or financial condition of Berkshire and Berkshire Bank taken as a whole or GSB and its subsidiaries taken as a whole since the date of merger agreement;

     the representations and warranties of the parties contained in the merger agreement shall be true and correct, in all material respects, on and as of the closing date of the merger, with the same effect as though made on and as of the closing date of the merger;

     neither GSB nor Goshen Savings Bank shall have entered into any agreement, letter of intent, understanding or other arrangement under which GSB or any of its subsidiaries would merge, consolidate with, effect a business combination with, sell any substantial part of GSB's or Goshen Savings Bank's assets to, or acquire a significant part of the shares or assets of, any other person (financial or otherwise); or adopt any 'poison pill' or other type of anti-takeover arrangement, any stockholder rights provision, any 'golden parachute' or similar program which would have the effect of materially decreasing the value of any GSB or any of its subsidiaries or the benefits of merging with GSB;

     Berkshire shall have received a 'fairness opinion' letter from its independent financial advisor, Berwind Financial, L.P., to the effect that, in the opinion of Berwind Financial, L.P., the consideration to be received by the GSB stockholders is fair to the stockholders of Berkshire from a financial point of view;

     GSB shall have received a 'fairness opinion' letter from its independent financial advisor, Tucker Anthony Incorporated to the effect that, in the opinion of Tucker Anthony Incorporated the consideration to be received by the GSB stockholders is fair to the GSB stockholders from a financial point of view; and

     Berkshire and GSB shall have received an opinion of Berkshire's counsel to the effect that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that no gain or loss will be recognized by GSB stockholders with respect to shares of Berkshire common stock that they receive in exchange for shares of GSB common stock.

The tax consequences of the merger are material. Accordingly, waiver of the receipt of above mentioned opinion of Berkshire's counsel would constitute a material change to this joint proxy statement/prospectus which would require us to amend this joint proxy statement/prospectus and resolicit stockholder approval.

    To review all of the conditions contained in the agreement and plan of reorganization, you should read Article 7 of the merger agreement which is attached to this joint proxy statement/prospectus as Annex A.

    CLOSING DATE AND EFFECTIVE TIME

    The closing of the merger will take place at 10:00 a.m. on the eighth business day after the satisfaction or waiver of the conditions to closing stated in the merger agreement at the office of the attorneys for Berkshire in New York City unless another date, time or place is agreed to in writing by Berkshire and GSB. Contemporaneously with the closing of the merger, the parties will file a certificate of merger with the State of Delaware. The merger will take effect at the time this filing is made with the State of Delaware.

    TERMINATION OF THE MERGER AGREEMENT

    At any time before the closing of the merger, whether or not the merger agreement has been approved by Berkshire's or GSB's stockholders, GSB or Berkshire may terminate the merger agreement by:

     the mutual consent in writing of the parties;

     written notice to the other party, if the closing has not occurred by June 30, 2001, unless the party seeking termination failed to perform its obligations under the merger agreement in a timely manner;

     written notice to the other party upon denial of any governmental approval necessary for the consummation of the merger or if the governmental approval includes a condition which would materially affect the benefits normally expected from the transactions contemplated in the merger agreement; provided, however, that the term of the merger agreement may be extended for 90 days to appeal and overturn the denial or imposition of an unsatisfactory condition provided that written notice by either Berkshire or GSB has been given to the other of their intent to appeal and the appeal has been made within 20 business days after receiving notice of the government disapproval;

     written notice to the other party upon the failure to obtain the approval of the GSB stockholders at the GSB stockholders meeting;

     written notice to the other party upon the failure to obtain the approval of the Berkshire stockholders at the Berkshire stockholders meeting; or written notice to the other party in the event of a material breach of any obligation or covenant of the other party or its subsidiaries and the breach was not remedied within the time periods set forth in the merger agreement.

In addition, the merger agreement may be terminated by GSB by written notice to
Berkshire:

     should either Berkshire or Berkshire Bank enter into a formal agreement, letter of understanding, memorandum or similar arrangement with any bank regulatory authority establishing a formal capital plan requiring Berkshire or Berkshire Bank to raise additional capital or to sell a substantial portion of its assets; or

     subject to compliance with time frames set forth in the merger agreement, if the mean average market price of Berkshire common stock for the 20 trading days immediately preceding the eighth business day before the closing date of the merger is less than $28.635 unless Berkshire agrees that the number of shares of Berkshire common stock to be received in the merger in exchange for one share of GSB common stock will be equal to that number of shares of Berkshire common stock that is equal to $28.635 multiplied by 0.6027 and then divided by the mean average market price of Berkshire common stock for the 20 trading days immediately preceding the eighth business day before the closing date of the merger.

Further, the merger agreement may be terminated by Berkshire by written notice to GSB:

     should GSB or any GSB subsidiary enter into:

        a letter of intent or agreement with a view to being acquired by or effecting a business combination with any other person;

        an agreement to merge, consolidate, combine or sell a material portion of its assets or to be acquired in any manner by any other person; or

        an agreement to acquire a material amount of assets or a material equity position in any other person, whether financial or otherwise;

     should either GSB or Goshen Savings Bank enter into a formal agreement, letter of understanding, memorandum or similar arrangement with any bank regulatory authority establishing a formal capital plan requiring GSB or any of its subsidiaries to raise additional capital or to sell a substantial portion of its assets;

     subject to compliance with time frames set forth in the merger agreement, if the mean average market price of Berkshire common stock for the 20 trading days immediately preceding the eighth business day before the closing date of the merger is more than $40.365 unless GSB agrees that the number of shares of Berkshire common stock to be received in the merger in exchange for one share of GSB common stock will be equal to the number of shares of Berkshire common stock as is equal to $40.365 multiplied by
     0.6027 and then divided by the mean average market price of Berkshire common stock for the 20 trading days immediately preceding the eighth business day before the closing date of the merger; or

     subject to restriction set forth in the merger agreement, if the cost of terminating the Goshen Savings Bank defined benefit pension plan exceeds $100,000 excluding professional fees, unless GSB agrees to adjust the amount of cash to be received in the merger in exchange for one share of GSB common stock and the number of shares of Berkshire common stock to be received in exchange for one share of GSB common stock so that the aggregate merger consideration is reduced by an amount which approximates the amount of the excess termination costs, as described in more detail in the merger agreement. However, if the price reduction would be less than $0.10 per share for the $20.75 per share amount in cash, then Berkshire has the unilateral right to reduce the cash consideration by the amount of the reduction, and correspondingly reduce the stock consideration.

    TERMINATION FEES AND EXPENSES

    The merger agreement requires GSB to pay a cash termination fee of $1,000,000 to Berkshire in the event that the merger agreement is terminated for any of the following reasons:

     GSB materially breaches an obligation or covenant of the merger agreement and fails to remedy the breach within the specified time period;

     GSB or one of its subsidiaries enter into:

         a letter of intent or agreement with any other person with the view of being acquired, merged, consolidated or combined or effecting a business combination;

         an agreement with any other person to sell a material portion of its assets or to be acquired in any other manner by someone other than Berkshire or Berkshire Bank; or

         an agreement to acquire in any manner a material amount of assets or material equity position in any other person, whether financial or otherwise.

     GSB or Goshen Savings Bank enters into any formal agreement or arrangement with any bank regulatory authority establishing a formal capital plan requiring any of the GSB parties to raise additional capital or to sell a substantial portion of assets; or

     the mean average market price of Berkshire common stock for the 20 trading days immediately preceding the eighth business day before the closing date of the merger is more than $40.365 and GSB does not agree to adjust the number of shares of Berkshire common stock to be received in the merger in exchange for one share of GSB, in accordance with a formula discussed earlier in this joint proxy statement/prospectus.

    The merger agreement requires GSB to pay a cash termination fee of $500,000 to Berkshire in the event that the merger documents are terminated for any of the following reasons:

     termination costs of the Goshen Savings Bank defined benefit pension plan exceeds $100,000 and GSB does not agree to adjust the merger consideration to be received in the merger in exchange for one share of GSB, in accordance with a formula set forth in the merger agreement;

     GSB fails to obtain approval of the GSB stockholders; however, if within 120 days after the failure of the GSB stockholders to approve the merger agreement, GSB or Goshen Savings Bank enters into an agreement with anyone other than Berkshire or Berkshire Bank to engage in an acquisition transaction, as defined in the merger agreement, then the termination fee will be $1,000,000; or

     the mean average market price of Berkshire common stock for the 20 trading days immediately preceding the eighth business day before the closing date of the merger is less than $28.635 and Berkshire does not agree to adjust the number of shares of Berkshire common stock to be received in the merger in exchange for one share of GSB, in accordance with a formula discussed earlier in this joint proxy statement/prospectus.

    The merger agreement requires Berkshire to pay a cash termination fee of $500,000 to GSB in the event that the merger agreement is terminated for any of the following reasons:

     Berkshire fails to obtain approval of the Berkshire stockholders; or

     Berkshire materially breaches an obligation or covenant of the merger agreement and fails to remedy the breach within the specified time period.

    In addition, the merger agreement requires that if the termination is the result of a willful breach, the breaching party will pay all reasonable in amount and reasonably incurred out-of-pocket expenses incurred by or on behalf of the non-breaching party in connection with the consummation of the transactions contemplated by the merger agreement.

    PROCEDURES FOR GSB STOCKHOLDERS TO RECEIVE PAYMENT

    Berkshire will designate its transfer agent, American Stock Transfer & Trust Company, to act as the 'exchange agent' under the merger agreement. Within three business days after the merger is completed, the exchange agent will issue to GSB stockholders who have returned their election forms together with GSB stock certificates or proof of lost certificate, the cash and/or Berkshire common stock to which each stockholder is entitled. Within five business days after the merger is completed, the exchange agent will send to GSB stockholders who have not previously sent in their stock certificates and election forms, a letter of transmittal and instructions for exchanging their stock certificates. Berkshire shall also make appropriate provisions with the exchange agent to enable GSB stockholders to obtain the letter of transmittal and instructions for exchanging their stock certificates from, and to deliver the certificates formerly representing shares of GSB common stock to, the exchange agent in person, commencing on or not later than the second business day following the completion of the merger. Within five business days after receiving a GSB stockholder's stock certificate(s) together with a completed letter of transmittal the exchange agent will issue the cash and/or Berkshire common stock to which that stockholder is entitled.

    Until surrendered to the exchange agent, each outstanding GSB stock certificate will be deemed to evidence the right to receive the cash and/or the number of shares of Berkshire common stock into which the shares of GSB common stock have been converted in accordance with the merger agreement. The cash and/or shares of Berkshire common stock shall not be paid to the record holder of any GSB common stock until the certificate therefor is sent to the exchange agent. A GSB stockholder whose certificate(s) have been lost or destroyed may nevertheless receive cash and/or shares of Berkshire common stock to which that GSB stockholder is entitled, provided that the GSB stockholder first delivers to Berkshire or to the exchange agent his or her election form indicating that his or her stock certificate(s) have been lost, stolen or destroyed. In addition, the GSB stockholder will have to sign an affidavit which is included in the election form which provides, among other things, that the GSB stockholder agrees to indemnify Berkshire for any loss Berkshire may incur as a result of the GSB stockholder's lost or destroyed stock certificate(s). The GSB stockholder may also be required to provide an indemnity bond from an insurance company protecting Berkshire and the exchange agent from any damage which may result if someone presents the lost certificate for payment.

    REGULATORY APPROVALS ARE REQUIRED TO COMPLETE THE MERGER

    The merger is subject to the prior approval of the FDIC under the Federal Deposit Insurance Act, referred to as the FDIA, and the NYSBD under the Banking Law of the State of New York. In addition, Berkshire must provide notice of the merger to the Board of Governors of the Federal Reserve System, referred to as the Federal Reserve Board, and to the Office of Thrift Supervision, referred to as the OTS. Under the FDIA, the FDIC considers the financial and managerial resources and future prospects of the companies involved and whether the proposed transaction can reasonably be expected to produce benefits to the community to be served, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, or unsound banking practices. In addition, the FDIC has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position or if the acquiring organization does not meet the requirements of the Community Reinvestment Act of 1977.

    Applications have been filed with both the FDIC and NYSBD and notice of the merger has been provided to the Federal Reserve Board and the OTS.

    We cannot assure you that we will obtain these regulatory approvals or as to the dates of any of these approvals, and we cannot consummate the merger without these regulatory approvals. Furthermore, we cannot assure you that these approvals will not contain a condition or requirement which causes these approvals to fail to satisfy the conditions contained in the merger agreement. See 'The Merger -- Conditions to the Merger.' Likewise we cannot assure you that the United States Department of Justice will not challenge the merger, or, if a challenge is made, as to the result thereof.

    BOARD OF DIRECTORS AND MANAGEMENT OF BERKSHIRE UPON CONSUMMATION OF THE
MERGER

    When the merger is complete, Berkshire will continue to be managed by its current directors and officers. In addition, Thomas V. Guarino, who is currently the Chairman of the board of directors of GSB, will become a director of Berkshire.

    SUBSIDIARY MERGER OF GOSHEN SAVINGS BANK AND BERKSHIRE BANK

    Immediately after the completion of the merger, Goshen Savings Bank will be merged with and into Berkshire Bank. The name of the resulting institution will be The Berkshire Bank.

    BOARD OF DIRECTORS AND MANAGEMENT OF BERKSHIRE BANK UPON CONSUMMATION OF THE SUBSIDIARY MERGER

    When the subsidiary merger is complete, Berkshire Bank will continue to be managed by its current directors and officers. In addition, Thomas V. Guarino, who is currently the Chairman of the board of directors of GSB, and Clifford E. Kelsey, Jr., who is currently a director of GSB, will become directors of Berkshire Bank.

    ADVISORY BOARD APPOINTEES UPON CONSUMMATION OF THE SUBSIDIARY MERGER

    The directors of GSB prior to the completion of the merger will be given seats on an advisory board of the Goshen Savings Bank division of Berkshire Bank for a period of at least three years. The advisory board will meet every other month and board members will receive board fees of $1,000 per meeting actually attended. However, no employee of Berkshire or Berkshire Bank will be entitled to receive an advisory board fee while an employee.

    EMPLOYMENT OF GSB/GOSHEN SAVINGS BANK EMPLOYEES

    Berkshire Bank, after the completion of the merger, will retain all employees of GSB and its subsidiaries, subject to the needs of Berkshire Bank's business. Any employee of GSB or its subsidiaries on the date the merger becomes effective whose employment with Berkshire Bank is 'terminated,' as defined in the merger agreement, by Berkshire Bank within one year after the completion of the merger, other than for 'cause,' as defined in the merger agreement, and who is not otherwise entitled to a severance payment or contract assurance period, will be entitled to receive a severance payment equal to one week's salary at then current rates for each full year of employment.

    In addition, after the completion of the mergers, Berkshire and Berkshire Bank will honor the employment contracts of eight officers of GSB or Goshen Savings Bank. Each of the employment contracts with three of the officers, who are the executive officers of GSB and Goshen Savings Bank, provide that the officer is entitled to continued employment, without any adverse change in his or her conditions of employment, for three years after a change in control. Failure to provide this continued employment entitles the officer to payment of salary and benefits, on an accelerated basis, which the officer would have been entitled to receive during the remainder of the three year period. The three officers have agreed to reduce the period to 18 months for the change in control represented by the merger of Berkshire and GSB. Furthermore, the executive officers' employment contracts were amended to reduce the circumstances under which the executive officers could terminate their employment after a change in control and still receive severance benefits. See 'Management of GSB -- Employment and Retention Agreements.'

    The other five employment contracts provide that the officer is entitled to two years continued employment after a change in control, and upon termination of employment the officer is entitled to accelerated salary for the remainder of the two year period. The conditions under which a payment would be triggered for these five non-executive officers are more limited than in the contracts with the three executive officers.

    LISTING OF BERKSHIRE COMMON STOCK ON THE NASDAQ NATIONAL MARKET

    Berkshire will cause the shares of Berkshire common stock to be issued in connection with the merger to be listed on the Nasdaq National Market.

BACKGROUND OF THE MERGER

    Since the conversion of Goshen Savings Bank to the stock form of ownership in 1997, GSB has embarked upon a strategy of expansion of its franchise in order to add shareholder value. In addition to branching, an increase in loan offerings, and strengthening the service delivery system, GSB also explored a number of possible acquisition opportunities of smaller financial institutions. These explorations were focused principally in the direction of a commercial bank acquisition, which would have given GSB the opportunity to seek municipal deposits, which are not available to thrift institutions in New York, and also to expand its loan and product offerings to the commercial sector of the local community. However, despite discussions with a number of other institutions, GSB was unable to reach a satisfactory arrangement to acquire another financial institution.

    In early April of this year, Warwick Community Bancorp, Inc. which reported on April 19, 2000 that it was the beneficial owner of approximately 8.44% of the outstanding common stock of GSB, contacted GSB and requested a meeting between the two companies and their counsel to discuss the upcoming GSB stockholders meeting which was scheduled for April 27, 2000. On April 18, 2000, Thomas V. Guarino, the Chairman of GSB, and legal counsel to GSB, met with the Chairman, the President and legal counsel to Warwick. During that meeting, Warwick expressed a possible interest in engaging in a business combination with GSB, but did not discuss timing, price or other deal points. The regulations of the Office of Thrift Supervision prohibited Warwick from making an offer to acquire GSB until after July 9, 2000 unless the OTS approved the making of such an offer in advance. Notwithstanding this prohibition, by letter dated April 19, 2000, Warwick stated that if the GSB management would be receptive to entering into a business combination with Warwick prior to that date, Warwick was prepared to offer $18.00 per share in cash for all issued and outstanding stock of GSB. Warwick filed the letter as an exhibit to an amendment of its Schedule 13D filing with the SEC on April 19.

    After Warwick made its implied offer public, the GSB board of directors met and decided that it would be appropriate to explore all strategic alternatives available to it regarding Warwick's willingness to offer $18.00 per share. To assist it in the exploration of alternatives, GSB retained the services of Tucker Anthony Incorporated, an investment banking firm with a national reputation and with expertise in matters related to financial institutions. Tucker Anthony then considered and discussed with the GSB board of directors a number of possible strategies, including remaining as an independent institution, making an offer to acquire Warwick, seeking a merger transaction with another bank or savings and loan holding company, or seeking a business combination with a non-bank financial institution.

    At GSB's request, Tucker Anthony analyzed potential merger partners to identify which institutions, based primarily upon financial resources and geographic and strategic fit, would be most likely to be interested in and able to engage in a transaction with GSB. As part of its analysis, Tucker Anthony first prepared a list of potential partners based upon its knowledge of the banking industry and then evaluated each of these to estimate the effect that a transaction with GSB would have on the financial condition or results of operations of the combined entity.

    After the initial screening process, Tucker Anthony and GSB contacted eight institutions in addition to Warwick to determine whether they would be interested in a merger with GSB. Two of these institutions, including Berkshire, expressed an interest in a possible transaction. Tucker Anthony then received preliminary price indications from both institutions and GSB's board of directors authorized further discussions with Berkshire because its price indication was higher. Representatives of GSB's board of directors then met with representatives of Berkshire and reached an understanding as to the principal terms of a potential merger. Both GSB and Berkshire conducted the first stage of their due diligence review, with satisfactory results. A draft definitive agreement was then prepared and circulated for comment and discussion.

    In order to maintain the integrity of the process and to afford the other interested institutions an opportunity to make a final offer, Tucker Anthony contacted the other institution which had expressed an interest in a merger with GSB and advised it that it should present a formal proposal at the best price it was willing to offer. In addition, GSB contacted Warwick and advised Warwick that if it remained interested in GSB, it should present its best offer. Warwick reiterated its proposed price of $18.00 per share and stated that after due diligence it might be willing to increase its price by not more than $0.70 per share, but that due diligence might also cause it to decrease its price by as much as $0.70 per share. The other institution presented a formal written offer to merge with GSB at a price higher than the highest price that Warwick said it would consider but lower than the price offered by Berkshire. As in the case of Berkshire, the other institution offered to acquire GSB for a combination of stock and cash, while Warwick offered only cash.

    Based upon the satisfactory progress of negotiations with Berkshire, coupled with the less desirable economic terms offered by the two other bidders, the GSB board of directors authorized management to finalize the definitive agreement with Berkshire. Based on Berkshire's initial due diligence review of GSB, the Berkshire board of directors authorized its management to also finalize the definitive agreement with GSB.

    Representatives of GSB met with representatives of Berkshire to finalize negotiations on the proposed merger. On August 10, the GSB board of directors met to approve the transaction and heard from Tucker Anthony regarding its analysis of the fairness of the consideration to be paid. Tucker Anthony stated that it was prepared to deliver its fairness opinion, as discussed below under the caption 'The Merger -- Opinion of Financial Advisors -- Opinion of Tucker Anthony Incorporated' and stated that in its opinion the proposed transaction with Berkshire was fair to the stockholders of GSB from a financial point of view. Legal counsel informed the GSB board of directors that there were still a few unresolved issues in the negotiation of the definitive agreement and discussed those issues with the board of directors. The board of directors then unanimously approved the agreement with Berkshire, subject to final resolution of open items in negotiations to be undertaken by the GSB Chairman, legal counsel and Tucker Anthony and subject to the delivery of the final fairness opinion of Tucker Anthony as of the date of the agreement. On August 10, 2000, the Berkshire board of directors met to consider the transaction and hear from Berwind Financial, L.P. regarding its analysis of the fairness from a financial point of view, to the Berkshire stockholders of the consideration to be paid in the merger. On August 14, 2000, the board of directors met again to approve the merger agreement. Based in part upon the opinion of Berwind Financial, L.P. (see 'The Merger -- Opinion of Financial Advisors -- Opinion of Berwind Financial, L.P.') that the consideration to be paid to the GSB stockholders was fair from a financial point of view to Berkshire, the board of directors unanimously approved the merger agreement with GSB subject to the final resolution of open items.

    All open issues were finally resolved on August 15, 2000. The boards of directors of GSB and Berkshire each received an update as to the final terms and reaffirmed their respective approval of the merger agreement. Tucker Anthony updated its fairness analysis and delivered its final fairness opinion on August 16, 2000. GSB and Berkshire signed the final definitive agreement that day. The transaction was then publicly announced on the afternoon of August 16.

GSB'S REASONS FOR THE MERGER

    The GSB board of directors, in its evaluation of the alternatives available to GSB, determined that the Berkshire offer was the best available choice and appeared to present the greatest potential benefits to all of GSB's constituencies. The fact that Berkshire's price was the highest of the amounts offered was a primary consideration in approving the transaction with Berkshire. The GSB board of directors also considered other factors which it found to support engaging in a business combination with Berkshire. The following were the material factors that were considered by the GSB board of directors:

     The GSB board of directors believes that steps taken by GSB to improve efficiency, expand its branch network and develop additional products and services have the potential to bear fruit in the future. A transaction in which GSB stockholders have the opportunity to elect stock instead of cash for their shares gives GSB stockholders the opportunity to share in the future if they choose to do so. In addition, the opportunity to elect stock also allows GSB stockholders to defer the payment of tax on the increase in the value of GSB stock.

     The GSB board of directors believes that a merger with an institution that does not currently have a presence in the local market is preferable for members of the local community and the employees of GSB. The GSB board of directors believes that the transaction with Berkshire will strengthen its operations in Orange County and allow it to expand products and services, which will increase, rather than decrease, local competition. For example, as a commercial bank, Berkshire will be able to offer municipal deposits and has available other traditional commercial bank services that Goshen Savings Bank did not previously offer.

     The GSB board of directors believes that expansion is important at a time of increasing consolidation in the banking industry. During the past few years, GSB sought expansion through acquisitions of other institutions, but these attempts were not successful. The GSB board of directors also considered the possibility of making an offer to acquire Warwick after Warwick implied an offer to acquire GSB, but after consultation with Tucker Anthony concluded that the financial and economic consequences of an offer would not be in the best interests of GSB's stockholders. Thus, joining forces with Berkshire appeared to present the best available route to franchise expansion.

     The fairness opinion by Tucker Anthony to the GSB board of directors, representing an independent assessment of the finance terms of the transaction, stated that the transaction with Berkshire is fair to GSB stockholders from a financial point of view.

     The GSB board of directors also reviewed and considered the financial analysis and comparative data prepared by Tucker Anthony in connection with the rendering of Tucker Anthony's opinion. This review and analysis included consideration of the price to book value ratio, the price to earnings ratio, the price to deposits ratio and the franchise premium to core deposit ratio of the proposed merger compared to comparable transactions identified by Tucker Anthony. The GSB board of directors also reviewed a discounted cash flow analysis prepared by Tucker Anthony reflecting the estimated present value of the future cash flows that could be expected by a stockholder of GSB on both an acquisition and non-acquisition (trading) basis. Detailed information regarding Tucker Anthony's analysis as provided to the GSB board of directors is set forth below under the caption 'Opinion of Financial Advisors -- Opinion of Tucker Anthony Incorporated.'

    When evaluating the proposed transaction with Berkshire, the GSB board of directors also considered the following negative factors:

     The possibility that regulatory approval might not be obtained, causing the recognition of substantial merger-related expenses that would adversely affect GSB's earnings.

     The decreased likelihood that a competing acquiror would seek to offer a higher price for GSB stock because of the break up fee payable to Berkshire and the restrictions on GSB's ability to negotiate with other potential acquirors.

     The possibility that there might be some job losses in the local community as a result of the transaction, and the possibility that resulting adverse community reaction could affect market share.

     The possibility that downward movement in the market price of Berkshire common stock would make the stock component of the consideration payable in the transaction less valuable.

    The GSB board of directors continues to believe that the positive considerations mitigating in favor of the transaction with Berkshire outweigh these negative factors.

    THE BOARD OF DIRECTORS OF GSB UNANIMOUSLY RECOMMENDS THAT GSB STOCKHOLDERS VOTE IN FAVOR OF THE MERGER AGREEMENT.

BERKSHIRE'S REASONS FOR THE MERGER

    Berkshire's board of directors has unanimously determined that the terms of the merger agreement and the merger are in the best interests of, Berkshire and its stockholders. In arriving at its determination, the Berkshire board of directors consulted with Berkshire's management, as well as its legal counsel, accountants and financial advisors and gave significant consideration to a number of factors bearing on its decision. The following were the material factors that were considered by the Berkshire board of directors:

     In January 1999, Berkshire acquired Berkshire Bank, a New York state-chartered commercial bank, and in February 2000, Berkshire acquired a minority interest in Madison Merchant Services, Inc., a company which provides credit card processing services for a variety of retail establishments and other merchants;

     Berkshire seeks to grow both internally and through the acquisition of complimentary businesses. Goshen Savings Bank, which provides traditional banking services in areas representing most of Orange County, New York, will complement and broaden Berkshire Bank's existing customer base in the New York metropolitan area. In addition, Madison will have an enhanced ability to offer its credit card processing services in Orange County;

     Berkshire Bank's lending activity consists primarily of making commercial mortgage loans secured by various types of commercial properties and making commercial loans to businesses, whereas Goshen Savings Bank's lending activity consists primarily of making conventional first mortgage loans secured by one-to-four family residences. The merger will result in substantially greater asset diversification and the opportunity to leverage management's expertise;

     Goshen Savings Bank's business strategy is consistent with Berkshire Bank's goal to provide clients with high quality personal service. The larger size of the combined company would place the combined company in a stronger position to satisfy the financial needs of its expanded customer base;

     The belief of the Berkshire board of directors that the cost of the merger in financial terms represents a reasonable investment by Berkshire in furthering its business strategy;

     The likelihood of the merger being approved by the appropriate regulatory authorities;

     The belief of the Berkshire board of directors that, while no assurances can be given, it was likely that the merger would be completed and that the business and financial benefits contemplated in connection with the merger are likely to be achieved within a reasonable time frame;

     The structure of the merger and the terms of the merger agreement, including the fact that the exchange ratio provides reasonable certainty as to the amount of cash to be paid and the number of shares of Berkshire common stock to be issued in the merger; and

     The opinion of Berwind Financial, L.P. to the Berkshire board of directors that, based on and subject to the considerations set forth in the opinion, the consideration offered in connection with the merger agreement was fair, from a financial point of view, to the Berkshire stockholders.

    Berkshire does not intend this discussion of the information and factors considered by the Berkshire board of directors to be exhaustive, although this discussion does include all material factors considered by the Berkshire board of directors. In reaching its determination to approve and recommend the merger agreement to the Berkshire stockholders for their approval, the Berkshire board of directors did not assign any relative or specific weights to the factors considered, and individual directors of Berkshire might have weighed factors differently.

OPINION OF FINANCIAL ADVISORS

    OPINION OF TUCKER ANTHONY INCORPORATED.

    General. Pursuant to an engagement letter dated May 12, 2000, the GSB board of directors retained Tucker Anthony to render financial advisory and investment banking services, including assistance in evaluating GSB's strategic alternatives, advice on the range of value of GSB both as an on-going concern and as a merger partner, assistance in assessment of indications of interest, negotiations and related strategy and analyses in connection with the possible merger of GSB and, if appropriate, rendering a fairness opinion should the process lead to the merger of GSB. Tucker Anthony currently serves as a market maker in the common stock of GSB.

    Tucker Anthony is a nationally recognized investment banking firm and as a customary part of its investment banking business is engaged in the valuation of thrift, bank, thrift and bank holding company and other financial services company securities in connection with mergers, acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As a specialist in the securities of financial institutions, Tucker Anthony has experience in, and knowledge of, the valuation of thrift and banking enterprises. The GSB board of directors selected Tucker Anthony on the basis of Tucker Anthony's ability to provide the services described above, as well as its qualifications, its previous experience and its reputation in the banking and investment communities. Tucker Anthony has acted exclusively for the GSB board of directors in rendering its fairness opinion and will receive a fee from GSB for its services. The fairness opinion is directed to the GSB board of directors only and does not constitute a recommendation to a GSB stockholder as to how such stockholder should vote at the special meeting. Since there is no state or federal law or regulation which requires that a fairness opinion be issued or obtained in connection with this transaction, it is the view of Tucker Anthony that the determination as to who may rely on the fairness opinion and to whom Tucker Anthony may be liable in connection with the opinion is determined by the May 12, 2000 engagement letter to provide the fairness opinion between Tucker Anthony and the GSB board of directors. Tucker Anthony intends to assert this disclaimer and the limitations in the engagement letter pertaining to the use of, and the liability arising in connection with, the fairness opinion as an affirmative defense to any claim brought by any stockholder against Tucker Anthony under applicable state law. Tucker Anthony believes that the law of the state of Delaware governs this transaction. To the best of its knowledge, Tucker Anthony believes that Delaware law has not addressed the availability of this affirmative defense and therefore a court of competent jurisdiction in Delaware would have to resolve the availability of this affirmative defense. In any event, such a defense, whether or not available to Tucker Anthony, would not affect the rights and responsibilities of the GSB board of directors under governing state law or the federal securities laws or the rights and responsibilities of Tucker Anthony under the federal securities laws.

    Tucker Anthony has rendered a written opinion to the GSB board of directors, dated as of August 16, 2000 and subsequently reaffirmed as of the date of this joint proxy statement/prospectus, to the effect that, as of such date, the merger consideration is fair, from a financial point of view, to the stockholders of GSB. The full text of the Tucker Anthony opinion is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. We urge GSB's stockholders to read the Tucker Anthony opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations of Tucker Anthony's review. We qualify the following summary of the opinion in its entirety by reference to the full text of the opinion. Tucker Anthony has reviewed and consented to the inclusion in this joint proxy statement/prospectus of the following summary of its opinion. The merger consideration was determined by negotiation between Berkshire and GSB and was not determined by Tucker Anthony or any of its affiliates. Neither GSB nor any of its subsidiaries imposed any limitations on Tucker Anthony regarding the scope of its investigation or procedures in rendering its fairness opinion. See 'The Merger -- Background of the Merger.'

    In rendering its opinion, Tucker Anthony, among other things:

     Reviewed the draft Agreement and Plan of Reorganization dated August 16, 2000;

     Reviewed historical financial and other information concerning GSB (and Goshen Savings Bank) since 1996;

     Reviewed historical financial and other information concerning Berkshire (and Berkshire Bank) since 1996;

     Held discussions with the senior management of GSB and Berkshire with respect to their past and current financial performance, financial condition and future prospects;

     Reviewed certain internal financial data, prospects and other information of GSB and Berkshire;

     Analyzed certain publicly available information of other financial institutions that Tucker Anthony deemed comparable or otherwise relevant to its inquiry, and compared GSB and Berkshire from a financial point of view with certain of these institutions;

     Compared the consideration to be paid by Berkshire pursuant to the merger agreement with the consideration paid in other acquisitions of financial institutions that Tucker Anthony deemed comparable or otherwise relevant to its inquiry;

     Considered the pro forma impact of the merger on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of Berkshire;

     Reviewed historical trading activity and ownership data of GSB's and Berkshire's common stock and considered the prospects for dividends and price movement; and

     Considered such other financial studies, analyses and investigations and reviewed such other information as Tucker Anthony deemed appropriate which related to its determination but did not materially impact Tucker Anthony's opinion.

    Tucker Anthony met with members of senior management and other representatives of GSB and Berkshire to discuss the foregoing as well as other matters Tucker Anthony deemed relevant. Tucker Anthony considered financial and other factors as it deemed appropriate under the circumstances and took into account its assessment of general economic, market and financial conditions, and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. Tucker Anthony's opinions are necessarily based upon conditions as they existed and could be evaluated on the dates the opinions were given and the information made available to Tucker Anthony through those dates.

    Tucker Anthony relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its opinion. With respect to the financial forecasts reviewed by Tucker Anthony in rendering its opinion, Tucker Anthony assumed that the financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of GSB and Berkshire as to the future financial performance of GSB and Berkshire. Tucker Anthony did not make any independent evaluation or appraisals of the assets or liabilities of GSB or Berkshire nor was it furnished with any such appraisals. Tucker Anthony also assumed, without independent verification, that the aggregate allowances for loan losses for GSB and Berkshire were adequate.

    In connection with the foregoing analyses performed by Tucker Anthony, Tucker Anthony was informed by the management of Berkshire Bank that they expected the following results for Berkshire Bank at and for 2001:

    Net Income.............................................  $  1,352,000
    Net Interest Income....................................     5,573,000
    Non-Interest Income....................................       700,000
    Total Loans............................................    78,700,000
    Total Assets...........................................  $207,700,000

Neither Berkshire nor Berkshire Bank provided any other material forward-looking financial information to Tucker Anthony in connection with its analyses. The foregoing forward-looking information was not prepared with a view to public disclosure and Berkshire does not assume any responsibility for the accuracy of such information. In addition, because such estimates are inherently subject to significant economic and competitive uncertainties and contingencies beyond Berkshire's control there can be no assurance that the estimates will be realized; actual results may be higher or lower than those estimated. Furthermore, Berkshire assumes no obligation to update the accuracy of such estimates.

    The summary set forth below, while containing a description of all material analyses performed by Tucker Anthony, does not purport to be a complete description of the analyses performed by Tucker Anthony in connection with the merger. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the opinion is not readily susceptible to summary description. Tucker Anthony believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the opinion. No one of the analyses performed by Tucker Anthony was assigned a greater significance with respect to industry performance, business and economic conditions and other matters, many of which are beyond GSB's or Berkshire's control. The analyses performed by Tucker Anthony are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. Taken as a whole, Tucker Anthony believes these analyses support the conclusion that the consideration to be paid to GSB's stockholders is fair, from a financial point of view.

    Transaction Summary. On August 10, 2000, Tucker Anthony reviewed with the GSB's board of directors the key financial terms of the proposed merger, including the expected method of accounting, the exchange ratio, the share price of Berkshire as of August 10, 2000, the resulting indicated value per share of GSB capital stock in the merger and the resulting indicated aggregate consideration to be paid in the merger. The analysis was subsequently updated as of August 16, 2000 when the fairness opinion letter was issued. Tucker Anthony's analysis included, but was not limited to, the following:

    The proposed method of accounting for the merger was purchase accounting;

    The aggregate consideration was to be comprised of no less than 50.1% stock and no more than 60.0% stock. For the stock portion of the aggregate consideration, the exchange ratio was set at 0.6027 shares of Berkshire's common stock, subject to a cap and collar. The cash portion of the aggregate consideration was to be comprised of no less than 40.0% and no more than 49.9% of the aggregate consideration;

    The transaction would be a tax-free exchange for the stock portion of the aggregate consideration and a taxable event for the cash portion of the aggregate consideration;

    The indicated value was $20.845 per share of GSB's common stock based upon the closing price of Berkshire's common stock on August 15, 2000 and assuming the stock portion of the consideration represents 50.1% of the aggregate consideration;

    The indicated aggregate consideration to be paid in the merger was $41.4 million based on 1,985,094 fully diluted shares of GSB's common stock outstanding; and

    The $20.845 per share value represented 138.5% of GSB's fully-diluted book value per share as of June 30, 2000 and a multiple of 19.7 times GSB's net income for the twelve months ended June 30, 2000.

    Contribution Analysis. Tucker Anthony reviewed the contribution made by each of GSB and Berkshire to various balance sheet items of the combined company based on balance sheet data at June 30, 2000. A similar contribution analysis was prepared for net income and income statement items based on the trailing twelve months earnings as of June 30, 2000 for GSB and the six months ended June 30, 2000 (annualized) for Berkshire. This analysis showed that:

    Assuming the aggregate consideration would be comprised of 50.1% stock and 49.9% cash, GSB stockholders would own approximately 21.7% of the aggregate shares outstanding of the combined company;

    GSB was contributing 47.9% of total assets of the combined company;

    GSB was contributing 62.8% of total loans of the combined company;

    GSB was contributing 53.4% of total deposits of the combined company; and

    GSB was contributing 42.5% of net income of the combined company.

    The following table summarizes the material valuation methodologies and the range of values used in arriving at Tucker Anthony's opinion. The valuation methodologies are described below in greater detail.

                                                                   IMPLIED
                                                                  PER SHARE
                                                              EQUITY VALUE RANGE
VALUATION METHODOLOGY                                                 $
---------------------                                         ------------------
Comparable companies analysis...............................    10.21 - 13.32
Comparable transaction analysis.............................    13.19 - 28.26
Discounted cash flow analysis
  . . .on a trading basis...................................     9.62 - 13.17
  . . .on an acquisition basis..............................    17.31 - 21.95
Value of merger consideration one day prior to                      20.85
  announcement..............................................

    Summary Comparison of Selected Institutions -- GSB. Tucker Anthony compared selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or for the twelve months ended June 30, 2000 and market data as of August 15, 2000 for GSB and a peer group of Mid-Atlantic and Northeast thrift and thrift holding companies, each of which had undertaken a standard mutual-to-stock conversion since January 1, 1996, consisting of ten institutions with total deposits between $100 million and $400 million. The analysis included, but was not limited to, the following ratios: loans/deposits, equity/assets, non-performing assets/total assets, allowance for loan losses/non-performing assets, net interest margin, efficiency ratio, return on average assets, return on average equity, price/earnings, price/book and dividend yield. Market value measures for GSB were calculated using an implied value of $11.00 per share, the closing price of GSB shares prior to the public announcement of Warwick Community Bancorp, Inc.'s interest in making an offer for GSB. For purposes of this analysis, non-performing assets include non-accrual loans, restructured loans, other real estate owned and loans 90 days past due but still accruing. The calculation of net interest margin in this analysis does not include an adjustment for tax-equivalent yield on tax-free securities. The analysis showed that:

     GSB's loans/deposits ratio was 111.0% versus the peer group median of 116.5%;

     GSB's equity/asset ratio was 15.7% versus the peer group median of 10.4%;

     GSB's ratio of non-performing assets to total assets was 0.00% versus the peer group median of 0.15%;

     GSB's allowance for loan losses/non-performing assets ratio was 'Not meaningful' (due to the fact that GSB had no non-performing assets) versus the peer group median of 164.2%;

     GSB's net interest margin was 3.49% versus the peer group median of 3.28%;

     GSB's efficiency ratio was 58.0% versus the peer group median of 69.8%;

     GSB's return on average assets and return on average equity were 1.10% and 6.54% versus the peer group medians of 0.63% and 5.38%, respectively;

     GSB's price/earnings and price/book ratios were 10.4X and 73.1% versus the peer group medians of 12.6X and 79.5%, respectively; and

     GSB's dividend yield was 2.18% versus the peer group median of 2.35%.

    Summary Comparison of Selected Institutions -- Berkshire. Tucker Anthony compared selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or for the twelve months ended June 30, 2000 and market data as of August 15, 2000 for Berkshire and a peer group of New Jersey, New York and Pennsylvania banks and bank holding companies consisting of eight institutions with total deposits between $100 million and $400 million. The analysis included, but was not limited to, the following ratios: loans/deposits, equity/assets, non-performing assets/total assets, allowance for loan losses/non-performing assets, net interest margin, efficiency ratio, return on average assets, return on average equity, price/earnings, price/book and dividend yield. For purposes of this analysis, non-performing assets include non-accrual loans, restructured loans, other real estate owned and loans 90 days past due but still accruing. The calculation of net interest margin in this analysis does not include an adjustment for tax-equivalent yield on tax-free securities. The analysis showed that:

     Berkshire's loans/deposits ratio was 76.2% versus the peer group median of 74.1%;

     Berkshire's equity/asset ratio was 40.2% versus the peer group median of 7.0%;

     Berkshire's ratio of non-performing assets to total assets was 0.00% versus the peer group median of 0.19%;

     Berkshire's allowance for loan losses/non-performing assets ratio was 'Not meaningful' (due to the fact that Berkshire had no non-performing assets) versus the peer group median of 227.4%;

     Berkshire's net interest margin was 4.84% versus the peer group median of 4.30%;

     Berkshire's efficiency ratio was 55.5% versus the peer group median of 57.3%;

     Berkshire's return on average assets and return on average equity were 1.30% and 3.28% versus the peer group medians of 1.07% and 15.68%, respectively;

     Berkshire's price/earnings and price/book ratios were 29.2X and 90.7% versus the peer group medians of 12.8X and 187.0%, respectively; and

     Berkshire's dividend yield was 0.92% versus the peer group median of 2.24%.

    Summary of Selected Bank Merger and Acquisition Transactions. Tucker Anthony compared the ratios of price/book, price/trailing 12 months earnings, price/deposits, and franchise premium/core deposits for the merger to the average and median ratios for a group of 12 bank and thrift merger transactions announced since January 1, 1999. The selected transactions involved the acquisition of profitable thrift and thrift holding companies headquartered in the Mid-Atlantic region, where the transaction value was between $10 million and $90 million and the transaction was accounted for using purchase accounting. This analysis showed that:

     The merger consideration represented 138.5% of GSB's book value versus a median and average of 130.0% and 138.4% for the selected transactions;

     The merger consideration represented a price/trailing 12 months earnings ratio of 19.7X compared to a median and average of 26.6X and 23.5X for the selected transactions;

     The merger consideration represented a price/deposits ratio of 38.0% compared to a median and average of 23.6% and 26.8% for the selected transactions; and

     The merger consideration represented a franchise premium/core deposits ratio of 12.7% compared to a median and average of 9.1% and 8.6% for the selected transactions.

    Discounted Cash Flow Analysis. Tucker Anthony performed a discounted cash flow analysis of future income streams of GSB based on management's internal projections for the period 2000 to 2004. Tucker Anthony performed this analysis under two scenarios:

     assuming GSB was not acquired but remained independent for the time horizon covered by management's projections, referred to as the Trading Basis; and

     assuming GSB was acquired, referred to as the Acquisition Basis.

    Based on the assumptions for the Trading Basis and Acquisition Basis scenarios, Tucker Anthony determined the theoretical value of a share of GSB by applying terminal earnings multiples and discount rates that Tucker Anthony viewed as appropriate for GSB's risk characteristics.

    On a Trading Basis, Tucker Anthony applied terminal earnings multiples ranging from 10X to 12X and discount rates from 12% to 15%. The range of theoretical value of a share of GSB stock on a Trading Basis was $9.62 to $13.17. On an Acquisition Basis, Tucker Anthony applied terminal earnings multiples ranging from 18X to 20X and discount rates from 12% to 15%. The range of theoretical value of a share of GSB stock on an Acquisition Basis was $17.31 to $21.95.

    No company or transaction used in the above analysis as a comparison is identical to GSB, Berkshire or the contemplated transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex consideration and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared. The ranges of valuations resulting from any particular analysis described above should not be taken to be Tucker Anthony's view of the actual value of GSB or Berkshire. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given more weight than any other analyses.

    In performing its analyses, Tucker Anthony made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of GSB or Berkshire. The analyses performed by Tucker Anthony are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Tucker Anthony's opinion and presentation to the GSB board of directors is just one of many factors taken into consideration by the GSB board of directors on making its determination to approve the merger and the merger agreement.

    GSB agreed to pay Tucker Anthony a fee of $372,533 and a retainer fee of $25,000. GSB paid Tucker Anthony $50,000 upon delivery of Tucker Anthony's written fairness opinion on August 16, 2000 and $25,000 upon delivery of the fairness opinion update on the date of this joint proxy statement/prospectus. Tucker Anthony will be reimbursed for reasonable out-of-pocket expenses incurred on behalf of GSB. GSB has agreed to indemnify Tucker Anthony against certain liabilities.

    OPINION OF BERWIND FINANCIAL, L.P.

    Berkshire retained Berwind to render a fairness opinion in connection with the merger. Berwind rendered its opinion to the board of directors of Berkshire that, based upon and subject to the various considerations set forth therein, as of August 14, 2000, referred to as the August Opinion, and as of January 16, 2001, referred to as the Proxy Opinion, the consideration to be paid in the merger is fair, from a financial point of view, to the holders of Berkshire common stock.

    The full text of Berwind's Proxy Opinion, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex C to this joint proxy statement/prospectus, is incorporated herein by reference, and should be read in its entirety in connection with this joint proxy statement/prospectus. The summary of the opinion of Berwind set forth herein is qualified in its entirety by reference to the full text of such opinion attached as Annex C to this joint proxy statement/prospectus. Berwind has reviewed and consented to the inclusion in this joint proxy statement/prospectus of the following summary of its opinion.

    Berwind was selected by Berkshire in connection with the merger based upon its qualifications, expertise and experience. Berwind has knowledge of, and experience with, Mid-Atlantic and surrounding banking markets as well as banking organizations operating in those markets and was selected by Berkshire because of its knowledge of, experience with, and reputation in the financial services industry. Berwind, as part of its investment banking business, is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and securities transactions, including mergers, acquisitions, private placements, and valuations for various other purposes and in the determination of adequate consideration in such transactions.

    On August 16, 2000, Berkshire's board of directors approved and executed the merger agreement. Prior to such approval, Berwind rendered its August Opinion to Berkshire's board of directors stating that, as of such date, the consideration to be paid in the merger was fair to the stockholders of Berkshire from a financial point of view. Berwind reached the same opinion as of the date of its Proxy Opinion. The full text of the Proxy Opinion which sets forth assumptions made, matters considered and limits on the review undertaken is attached as Annex C to this joint proxy statement/prospectus. No limitations were imposed by Berkshire's board of directors upon Berwind with respect to the investigations made or procedures followed by Berwind in rendering the August Opinion or the Proxy Opinion. The merger consideration was determined by negotiation between Berkshire and GSB and was not determined by Berwind or any of its affiliates.

    In rendering its Proxy Opinion, Berwind:

     reviewed the historical financial performances, current financial positions and general prospects of Berkshire and GSB;

     reviewed the merger agreement;

     reviewed and analyzed the stock market performance of Berkshire and GSB;

     studied and analyzed the consolidated financial and operating data of Berkshire and GSB;

     considered the terms and conditions of the proposed merger as compared with the terms and conditions of comparable bank and bank holding company mergers and acquisitions;

     met and/or communicated with certain members of Berkshire's and GSB's senior management to discuss their respective operations, historical financial statements, and future prospects;

     reviewed this joint proxy statement/prospectus; and

     conducted such other financial analyses, studies and investigations as Berwind deemed appropriate.

    In delivering its August Opinion and Proxy Opinion, Berwind assumed that in the course of obtaining the necessary regulatory and governmental approvals for the merger, no restriction will be imposed on GSB or Berkshire that would have a material adverse effect on the contemplated benefits of the merger. Berwind also assumed that there will not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of GSB or Berkshire after the merger.

    Berwind relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its opinions. With respect to GSB's and Berkshire's financial forecasts reviewed by Berwind in rendering its opinions, Berwind assumed that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of GSB and Berkshire as to the future financial performances of GSB and Berkshire. Berwind did not make an independent evaluation or appraisal of the assets (including loans) or liabilities of Berkshire or GSB nor was it furnished with any such appraisal. Berwind also did not independently verify and has relied on and assumed that all allowances for loan and lease losses set forth in the balance sheets of Berkshire and GSB were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements.

    In response to inquiries from Berwind in the late summer of 2000, the management of GSB estimated at that time that GSB earnings for 2001 would be approximately 15% over 2000 earnings. GSB provided no other material forward-looking financial information to Berwind in connection with its analyses. The foregoing forward-looking information was not prepared with a view to public disclosure and GSB does not assume any responsibility for the accuracy of such information. In addition, because such estimates are inherently subject to significant economic and competitive uncertainties and contingencies beyond GSB's control there can be no assurance that the estimates will be realized; actual results may be higher or lower than those estimated. Furthermore, GSB assumes no obligation to update the accuracy of such estimates.

    The following is a summary of selected analyses prepared by Berwind and presented to Berkshire's board of directors in connection with the August Opinion and analyzed by Berwind in connection with the August and Proxy Opinions. In connection with delivering its Proxy Opinion, Berwind updated certain analyses described above to reflect current market conditions and events occurring since the date of the August Opinion. Such reviews and updates led Berwind to conclude that it was not necessary to change the conclusions it had reached in connection with rendering the August Opinion.

    Comparable Companies and Comparable Acquisition Transaction Analyses. Berwind compared selected financial, operating, and stock market data for Berkshire with those of a peer group of independent, SEC reporting banks and bank holding companies with assets between $100 and $300 million headquartered in New Jersey and New York. Financial data and operating ratios compared in the analysis of the Berkshire peer group included but were not limited to: return on average assets, return on average equity, stockholders' equity to assets ratios, certain asset quality ratios, price to book value, price to tangible book value, price to earnings (latest twelve months) and dividend yield. Berwind also calculated the multiples of market price to book value, tangible book value, and latest twelve months earnings for each of the selected peers. The results of this analysis are summarized in the following table:

                                                            MULTIPLE RANGE:
                                             ----------------------------------------------
PER SHARE:                                   BERKSHIRE   PEER LOW   PEER MEDIAN   PEER HIGH
----------                                   ---------   --------   -----------   ---------
Book Value (%).............................     90.7       90.3        145.8        263.2
Tangible Book Value (%)....................    106.1       90.3        145.8        263.2
LTM EPS (x)................................      5.4       10.6         15.4         37.5

    In rendering its opinion, Berwind also compared selected financial, operating and stock market data for GSB with those of a peer group of independent, SEC reporting thrifts with assets between $100 million and $600 million headquartered in Pennsylvania, New Jersey, New York, Connecticut, and Massachusetts that fully converted to public ownership after January 1, 1996. Financial, operating and stock market data, ratios and multiples compared in the analysis of the GSB peer group included but were not limited to: return on average assets, return on average equity, stockholders' equity to asset ratios, certain asset quality ratios, price to book value, price to tangible book value, price to earnings (latest twelve months) and dividend yield. Berwind also calculated the multiples of market price to book value, tangible book value, and latest twelve months earnings for each of the selected peers. The results of this analysis are summarized in the following table:

                                                             MULTIPLE RANGE:
                                                ------------------------------------------
PER SHARE:                                       GSB    PEER LOW   PEER MEDIAN   PEER HIGH
----------                                       ---    --------   -----------   ---------
Book Value (%)................................  108.5     57.7        80.4         155.4
Tangible Book Value (%).......................  108.5     57.7        80.4         155.4
LTM EPS (x)...................................   15.2      6.8        11.8          31.7

    Berwind also compared the multiples of book value, tangible book value and latest twelve months' earnings inherent to the merger with the multiples paid in recent acquisitions of banks and bank holding companies that Berwind deemed comparable. The transactions deemed comparable by Berwind included both interstate and intrastate acquisitions announced between January 1, 1998 and the date of its Proxy Opinion, in which the selling thrift's assets were between $125 million and $300 million on the date the transaction was announced. These transactions were divided into three categories for purposes of this analysis:
(1) 'regional' transactions in which the seller was headquartered in New York, New Jersey, or Pennsylvania; (2) 'performance' transactions in which the financial performance of the seller approximated that of GSB; and (3) 'recent' transactions that were announced since January 1, 2000. Results of this analysis are presented below:

                                                 MEDIAN TRANSACTION MULTIPLE RANGE:
                                     ----------------------------------------------------------
PER SHARE:                           BERKSHIRE/GSB   NATIONAL   REGIONAL   PERFORMANCE   RECENT
----------                           -------------   --------   --------   -----------   ------
Book Value (%).....................      138.6        151.1      150.8        130.0      135.1
Tangible Book Value (%)............      138.6        162.4      150.8        130.0      135.1
LTM EPS (x)........................       21.0         22.6       26.6         22.6       19.8

    No company or transaction, however, used in this analysis is identical to Berkshire, GSB or the merger. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

    By applying the comparable company and comparable acquisition transaction multiples to GSB's book value, tangible book value, and last twelve months earnings as of June 30, 2000, Berwind was able to develop an implied per share equity value range for GSB, as shown below:

                                                                IMPLIED PER SHARE
                                                                  EQUITY VALUE
                                                              ---------------------
                                                               HIGH           LOW
                                                               ----           ---
Comparable Company Analysis
    Book Value..............................................  $23.01         $ 8.54
    Tangible Book Value.....................................  $23.01         $ 8.54
    LTM EPS.................................................  $33.28         $ 7.14
Comparable Acquisition Transaction Analysis
    Book Value..............................................  $22.38         $19.25
    Tangible Book Value.....................................  $24.05         $19.25
    LTM EPS.................................................  $27.93         $20.79

    Pro Forma Contribution Analysis. Berwind analyzed the changes to Berkshire in earnings (from a 'GAAP' and 'Cash' perspective), book value and capital ratios as a result of the merger. In reviewing the pro forma combined earnings, equity and assets of Berkshire based on the merger with GSB, Berwind analyzed the contribution that Berkshire would have made to the combined company's earnings, equity and assets as of and for the period ended June 30, 2000. Berwind also reviewed the potential percentage ownership that Berkshire stockholders would hold in the combined company.

    In connection with rendering its August Opinion and Proxy Opinion, Berwind performed a variety of financial analyses. Although the evaluation of the fairness, from a financial point of view, of the consideration to be paid in the merger was to some extent a subjective one based on the experience and judgment of Berwind and not merely the result of mathematical analysis of financial data, Berwind principally relied on the previously discussed financial valuation methodologies in its determinations. Berwind believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by Berwind without considering all such analyses and factors could create an incomplete view of the process underlying Berwind's opinions. In its analysis, Berwind made numerous assumptions with respect to business, market, monetary and economic conditions, industry performance and other matters, many of which are beyond Berkshire's and GSB's control. Any estimates contained in Berwind's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates.

    In reaching its opinion as to fairness, none of the analyses performed by Berwind was assigned a greater or lesser weighting by Berwind than any other analysis. As a result of its consideration of the aggregate of all factors present and analyses performed, Berwind reached the conclusion, and opined, that the consideration to be received in the merger as set forth in the merger agreement, is fair from a financial point of view to Berkshire and its stockholders.

    Berwind's Proxy Opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date its Proxy Opinion was delivered; events occurring after the date of its Proxy Opinion could materially affect the assumptions used in preparing its Proxy Opinion. Berwind has not undertaken to reaffirm and revise its Proxy Opinion or otherwise comment upon any events occurring after the date thereof.

    Pursuant to the terms of the engagement letter dated August 4, 2000, Berkshire has paid Berwind $50,000 for rendering the August and Proxy Opinions in connection with the merger. Berkshire will also reimburse Berwind for certain out-of-pocket expenses. Whether or not the merger is consummated, Berkshire has also agreed to indemnify Berwind and certain related persons against certain liabilities relating to or arising out of its engagement.

    The full text of the Proxy Opinion of Berwind dated as of the date of this joint proxy statement/prospectus, which sets forth assumptions made and matters considered, is attached hereto as Annex C. Berkshire's stockholders are urged to read the Proxy Opinion in its entirety. Berwind's Proxy Opinion is directed only to the consideration to be received by Berkshire's stockholders in the merger and does not constitute a recommendation to any holder of Berkshire common stock as to how such holder should vote at the Berkshire special meeting.

    THE FOREGOING PROVIDES ONLY A SUMMARY OF THE PROXY OPINION OF BERWIND AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THAT OPINION, WHICH IS SET FORTH IN ANNEX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS.

GSB DIRECTORS, OFFICERS AND EMPLOYEES WILL RECEIVE ACCELERATED VESTING OF AWARDS UNDER THE GSB INCENTIVE STOCK AWARD PLAN, BE ALLOCATED UNALLOCATED SHARES IN THE GSB ESOP AND RECEIVE INDEMNIFICATION AND INSURANCE BENEFITS FROM THE MERGER

    In considering the recommendation of the GSB board of directors with respect to the merger agreement, GSB stockholders should note that the directors, officers and employees of GSB or Goshen Savings Bank may have interests in the merger that are different from or in addition to the interests of GSB stockholders generally. The boards of directors of Berkshire and GSB were aware of these interests and took these interests into account in approving the proposed merger and the transactions contemplated by the merger documents.

    GSB Incentive Stock Awards and Stock Options. Directors, executive officers and other employees of GSB and Goshen Savings Bank have received awards under the GSB Incentive Stock Award Plan and the GSB Stock Option Plan. Those awards are not yet fully vested and they are currently scheduled to vest gradually through 2004. Berkshire has agreed that the approval of the merger agreement by the stockholders of GSB and the consummation of the merger will cause all unvested awards under the Incentive Stock Award Plan to fully vest. The following table shows the estimated value of those unvested awards as of January 31, 2001 assuming the merger is consummated on that date.

                                                           ISAP SHARES          VALUE OF ISAP SHARES
                                                      WHICH WILL ACCELERATE   WHICH WILL ACCELERATE(1)
                                                      ---------------------   ------------------------
Directors...........................................         21,491                   $445,936
Executive Officers..................................          8,460                   $175,545
Other Employees.....................................          3,990                   $ 82,792
                                                             ------                   --------
    Total...........................................         33,941                   $704,275
                                                             ------                   --------
                                                             ------                   --------

---------

(1) Calculated based upon a per share value of $20.75.

    The above table shows only the estimated full value of the unvested awards assuming that the merger is consummated. The value of the acceleration resulting from the merger would be less because some, if not all, of the awards shown in the table would ultimately vest if the merger is not consummated.

    The stock options held by directors, officers and employees of GSB or Goshen Savings Bank will not accelerate as a result of the merger. However, Berkshire has agreed that service on the advisory board of the Goshen Savings Bank division of Berkshire Bank will constitute service as a director for the purposes of vesting. One of the four directors of GSB who will be a member of the advisory board but who will not be a member of the Berkshire or Berkshire Bank board did not have sufficient service with GSB to entitle him, under the terms of the option plan, to immediate vesting of his options upon leaving the board of GSB. Therefore, the treatment of his service on the advisory board as continued service under the option plan could have the effect of permitting the vesting of 4,497 options which might otherwise not vest. These options have an exercise price of $15.875 per share and were granted in 1998. They are scheduled to vest in two equal installments in February 2002 and 2003.

    GSB ESOP. Upon the consummation of the merger, the GSB ESOP will terminate. If the merger occurs during the first quarter of calendar year 2001, there will then be approximately 116,909 shares of GSB stock owned by the ESOP which have not yet been allocated to the accounts of employees. Those shares are pledged as security for a loan which GSB projects will have a principal balance of $1,169,090 when the merger occurs. The unallocated shares will first be used to repay the loan and the remainder of those shares, with an estimated value of $1,256,772 based upon the cash merger consideration of $20.75 per share, will be allocated to the accounts of the participants in the ESOP. The per employee allocation will be pro rata based upon the value of each employee's allocated ESOP account.

    Election of Directors and Appointment to Advisory Board. In the merger agreement, Berkshire agreed to appoint Thomas V. Guarino, Chairman of the board of directors of GSB, to the board of directors of Berkshire upon completion of the merger. Mr. Guarino and Clifford E. Kelsey, Jr., a director of GSB, will be elected directors of Berkshire Bank. They will be entitled to receive directors fees in those positions to the same extent as other directors of Berkshire and Berkshire Bank. Currently, each outside director of Berkshire receives monthly fees of $1,000, and $1,000 for each day during which he participates in a meeting of the Board and, if on a separate day, $500 for each day during which he participates in a meeting of a committee of the Board of which he is a member. Directors of Berkshire Bank are entitled to receive an annual fee of $9,000, paid quarterly. Mr. Guarino will receive director fees from both Berkshire and Berkshire Bank. Also, the directors of GSB, prior to the merger, will be given seats on an advisory board of the Goshen Savings Bank division of the Berkshire Bank for at least three years. They will be entitled to receive $1,000 per meeting for actual attendance at meetings of the advisory board, which will be held once every two months.

    Employment Agreements. The employment agreements of eight officers of GSB or Goshen Savings Bank, as discussed below under the caption 'Management of GSB -- Employment and Retention Agreements', will be honored by Berkshire or Berkshire Bank after completion of the merger. However, Berkshire anticipates that it will continue to employ most or all of those eight officers on terms and conditions which will not trigger any change-in-control payments under those agreements.

    Indemnification; Insurance. In the merger agreement, Berkshire agreed to continue to indemnify officers, directors, and employees of GSB and its subsidiaries to the fullest extent permitted under the provisions of Delaware Law, the New York Banking Law, and Berkshire's and Berkshire Bank's certificate of incorporation, organization certificate and bylaws from the date the merger is completed. Subject to a number of limitations, Berkshire also agreed to provide, for a period of three years, to the persons who served as directors or officers of GSB or any subsidiary of GSB on or before the date the merger was completed, insurance against liabilities and claims (and related expenses) made against them resulting from their service as directors or officers of GSB or any subsidiary of GSB prior to the date the merger was completed.

APPRAISAL RIGHTS FOR BERKSHIRE STOCKHOLDERS

    Under Delaware law, holders of Berkshire common stock are not entitled to dissenters' rights in connection with the merger.

APPRAISAL RIGHTS OF GSB STOCKHOLDERS

    Stockholders of GSB have what are commonly known as appraisal rights or dissenters' rights under Section 262 of the Delaware General Corporation Law. A copy of Section 262 is attached to this joint proxy statement/prospectus as Annex B for the information of GSB stockholders. The following discussion is not a complete statement of the law pertaining to appraisal rights under Section 262. Any GSB stockholder who desires to exercise his or her appraisal rights should review carefully Section 262 and is urged to consult a legal advisor before electing or attempting to exercise their rights. All references in Section 262 to a 'stockholder' and in this summary to a 'GSB stockholder' or a 'holder of GSB stock' are to the record holder of shares as to which appraisal rights are asserted.

    Section 262 provides that a stockholder has the right to receive the value of his or her stock of GSB, as the Court of Chancery of the State of Delaware determines, instead of receiving the cash or stock consideration which the merger agreement provides, if we complete the merger. In order to exercise appraisal rights, a GSB stockholder must:

        1. Not vote in favor of the merger agreement and not consent to the merger agreement (a stockholder is not required to vote against the merger agreement in order to preserve appraisal rights, but a stockholder who returns a signed but unmarked proxy waives his or her appraisal rights);

        2. Not complete and deliver an election form to the Exchange Agent;

        3. Deliver to GSB, before the vote is taken on the merger agreement, written demand for an appraisal which sets forth the name of the stockholder and that the stockholder intends to demand the appraisal of his or her stock (a proxy or vote against the merger agreement is not sufficient to constitute a demand for appraisal); and

        4. Continue to own the stock of GSB from the date the demand is made under Item 2 until the merger is consummated. Within 10 days after the merger is effective, Berkshire must send notice to all stockholders who have properly exercised appraisal rights that the merger has occurred. Within
    120 days after the merger is effective, any stockholder who has satisfied these requirements, or Berkshire as the survivor of the merger, has the right to file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all stockholders who have properly demanded appraisal rights. Berkshire is under no obligation to file a petition and does not currently intend to do so. A stockholder has the right to withdraw a demand for appraisal within 60 days after the merger is effective.

    A written demand for appraisal should be sent to GSB Financial Corporation, One South Church Street, P.O. Box 469, Goshen, New York 10924, Attn: Stephen W. Dederick. If a GSB stockholder demands appraisal rights and then either withdraws the demand or fails to perfect those rights, he or she will be entitled to receive cash or Berkshire common stock upon the completion of the merger in the same manner as other GSB stockholders. However, a GSB stockholder who has demanded appraisal rights will forfeit the right to elect cash or Berkshire common stock unless the demand for appraisal rights is withdrawn before the deadline for submitting election forms. If the withdrawal or failure to perfect occurs after the deadline for submitting election forms but before we complete the merger, then we will treat the stockholder's GSB common stock as though the stockholder had not submitted a valid election. If the withdrawal or failure to perfect occurs after we complete the merger, then he or she will be entitled to receive $20.75 per share in cash for his or her GSB common stock.

    Section 262 states that the Chancery Court's appraisal of the stock must exclude 'any element of value arising from the accomplishment or expectation of the merger . . . .' Section 262 also provides that the costs of the proceeding shall be determined by the court and charged to the parties in a manner as the court deems equitable. The court may require that the expenses of any stockholder in the proceeding, such as attorneys fees and expert fees, be charged against the value of all shares being appraised.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of the legal opinion of Berkshire's counsel, which is filed as an exhibit to Berkshire's registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, which describes the material United States federal income tax consequences of the merger to GSB and the GSB stockholders who receive Berkshire common stock and/or cash in the merger or perfect dissenters' rights. This summary does not address tax considerations which may affect the treatment of special status taxpayers such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations, investment companies and foreign taxpayers or of GSB stockholders who do not hold their GSB stock as a capital asset at the date the merger is completed. In addition, no information is provided in this summary with respect to the tax consequences of the merger either under applicable foreign, state or local laws or to persons who acquired GSB common stock under employee stock options or otherwise as compensation.

    The following discussion is based on the Internal Revenue Code of 1986, as amended, as in effect on the date of this joint proxy statement/prospectus, without consideration of the particular facts or circumstances of any particular holder of GSB stock. GSB and Berkshire have not sought and will not seek any rulings from the Internal Revenue Service, with respect to any of the matters discussed in this summary. It is a condition to the closing that Blank Rome Comisky & McCauley LLP, counsel to Berkshire, render an opinion that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, and that therefore:

     no gain or loss will be recognized by Berkshire upon the exchange of GSB stock solely in exchange for Berkshire common stock;

     no gain or loss will be recognized by GSB stockholders upon the exchange of GSB stock solely for Berkshire common stock;

     the basis of Berkshire common stock received by GSB stockholders in the merger will be the same as the basis of their GSB stock surrendered in exchange therefor; and

     for capital gains purposes, the holding period of Berkshire common stock received by GSB stockholders in the merger will include the period during which the GSB stock surrendered in exchange therefor was held, provided that the GSB stock is held as a capital asset at the date the merger is completed.

    To the extent that a GSB stockholder receives both cash and Berkshire stock in the transaction:

     the GSB stockholder will recognize gain (but not loss) in an amount equal to the lesser of:

         the amount of cash received in the exchange; or

         the excess of the amount of cash and fair market value of the Berkshire stock received in the exchange over the GSB stockholder's tax basis in the GSB stock surrendered in the exchange;

     any gain recognized by a GSB stockholder will generally constitute capital gain unless the cash payment is treated as 'essentially equivalent to a dividend' -- in which case the cash payment may be treated in whole or part as dividend income taxable at ordinary income (rather than capital gains) tax rates;

     the tax basis of the Berkshire stock received in the exchange will be equal to the tax basis of the GSB stock exchanged therefor, as increased by the amount of gain recognized by the GSB stockholder (including any dividend income) in the exchange, and as reduced by the amount of cash received in the exchange; and

     for holding period purposes, the holding period of the Berkshire stock received by GSB stockholders in the merger will include the period during which the GSB stock surrendered in the exchange was held, provided that the GSB stock was held as a capital asset on the date that the merger is completed.

    A GSB stockholder who receives solely cash in the exchange and who does not actually or constructively own any Berkshire stock after the exchange will generally recognize capital gain or loss equal to the difference between the cash received and the stockholder's tax basis in the GBS stock surrendered in the exchange.

    A GSB stockholder who perfects appraisal rights with respect to his or her shares of GSB stock, and who does not withdraw his or her rights, should, in general, treat the difference between the tax basis of the shares of GSB stock held by the GSB stockholder with respect to which dissenters' rights are perfected and the amount received in payment therefor as capital gain or loss. However, depending on the GSB stockholder's particular circumstances, this amount may be treated for federal income tax purposes as dividend income.

    The foregoing is a general discussion of the material federal income tax consequences of the merger for GSB and GSB stockholders. The foregoing discussion does not take into account the particular facts and circumstances of each GSB stockholder's tax status and attributes. Accordingly, each GSB stockholder should consult his or her own tax advisor regarding the specific tax consequences of the merger, including the application and effect of federal, state, local and other tax laws and the possible effects of changes in these tax laws.

ACCOUNTING TREATMENT

    It is expected that the merger will be accounted for under the purchase method of accounting. Accordingly, under generally accepted accounting principles, the acquired assets and assumed liabilities of GSB will be recorded on the books of the combined consolidated Berkshire entity at their fair values at the date the merger is completed. Any excess of the value of the consideration paid by Berkshire at the date the merger is completed over the fair value of the identifiable assets of GSB will be treated as excess of purchase price over the fair value of net assets acquired (commonly known as goodwill) and will be amortized over a period of 20 years. As a result, it is anticipated that an adjustment of approximately $7.1 million will be amortized over the 20 year period. See 'Selected Pro Forma Combined Financial Information.'

                            MANAGEMENT OF BERKSHIRE

    The following table contains information concerning Berkshire's executive officers, directors and key employees:

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

                  NAME                    AGE                  POSITION
----------------------------------------  ---  -----------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS:
William L. Cohen........................  59   Director
Moses Marx..............................  65   Director
Steven Rosenberg........................  52   President, Chief Executive Officer,
                                                 Chief Financial Officer, Director
Randolph B. Stockwell...................  54   Director

KEY EMPLOYEES:
Moses Krausz............................  60   President of Berkshire Bank

    Mr. Cohen was elected a director of Berkshire in July 1993. Mr. Cohen is President, Chief Executive Officer and Chairman of the Board of The Andover Apparel Group, Inc., an apparel manufacturing company, positions he has held for more than the past five years.

    Mr. Marx was elected a director of Berkshire in May 1995. Mr. Marx has been a general partner in United Equities Company, a securities brokerage firm, since 1954 and a general partner in United Equities (Commodities) Company, a commodities brokerage firm, since 1972. He is also President of Momar Corp., an investment company. Mr. Marx is a director of The Cooper Companies, Inc., a developer and manufacturer of healthcare products.

    Mr. Rosenberg has served as President and Chief Executive Officer of Berkshire since March 1999 and as Vice President and Chief Financial Officer since April 1990. He also serves as chief administrative officer of Berkshire. Mr. Rosenberg was elected a director of Berkshire in May 1995. He also serves as Secretary to Berkshire Bank. Since July 1998, Mr. Rosenberg has served as President of Greater American Finance Group Inc., a wholly-owned subsidiary of Berkshire and the parent company of Berkshire Bank. From September 1987 through April 1990, he served as President and Director of Scomel Industries, Inc., a company engaged in international marketing and consulting. Mr. Rosenberg is a director of The Cooper Companies, Inc.

    Mr. Stockwell was elected a director of Berkshire in July 1988. He has been a private investor for over ten years. Since April 1999, Mr. Stockwell has served as President of Yachting Systems of America, LLC, a small start-up company. In addition, he served in various capacities with the Community Bank, a commercial bank, from September 1972 to January 1987.

    Mr. Krausz has held the position of President of Berkshire Bank since March 1992. In November 1993 Berkshire Bank appointed him to the position of Chief Executive Officer. Prior to joining Berkshire Bank, Mr. Krausz was Managing Director of SFS Management Co., L.P., a mortgage banker, from 1987 to 1992 and was President of UMB Bank and Trust Company, a New York State chartered bank, from 1978 to 1987.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In June 1999, Berkshire made a term loan in the principal amount of $2,000,000 to Pharmaceutical Holdings Corp., a Delaware corporation, the principal stockholder of which is Momar Corporation, the principal stockholder and chief executive officer of which is Moses Marx, a director and principal stockholder of Berkshire. This loan was renewed in June 2000.

DIRECTORS COMPENSATION

    Each director who is not an employee of Berkshire receives monthly fees of $1,000 for serving as a director of Berkshire and $1,000 for each day during which he participates in a meeting of the Berkshire board of directors and, if on a separate day, $500 for each day during which he participates in a meeting of a committee of the Berkshire board of directors of which he is a member. In addition, see '1999 Berkshire Stock Incentive Plan' below.

EXECUTIVE COMPENSATION

    The following table discloses the compensation awarded by Berkshire, for the two months ended December 31, 1999 and for the fiscal years ended October 31, 1999, 1998 and 1997, to Mr. Steven Rosenberg, its President, Chief Executive Officer and Chief Financial Officer. Mr. Rosenberg was the only executive officer of Berkshire during the two months ended December 31, 1999 and for the fiscal year ended October 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                            ANNUAL
                                                                         COMPENSATION
                                                                         ------------
                NAME AND PRINCIPAL POSITION                   YEAR        SALARY ($)
------------------------------------------------------------  ----        ----------
Steven Rosenberg, President, Chief Executive Officer and
  Chief Financial Officer(1)................................  1999(2)      131,250
                                                              1998          90,000
                                                              1997          90,000


-------------------

(1) Mr. Rosenberg assumed the position of President and Chief Executive Officer in March 1999.

(2) Includes the two months ended December 31, 1999.

    No options were granted in the two months ended December 31, 1999 or in the fiscal year ended October 31, 1999 to Mr. Rosenberg.

    The following table sets forth information concerning the number of options owned by Mr. Rosenberg and the value of any in-the-money unexercised options as of December 31, 1999 and as of October 31, 1999. Mr. Rosenberg did not exercise any options in the two months ended December 31, 1999 or in the fiscal year ended October 31, 1999.

                          AGGREGATED OPTION EXERCISES
                       AND FISCAL YEAR-END OPTION VALUES

                          NUMBER OF SECURITIES
                         UNDERLYING UNEXERCISED
                               OPTIONS AT               VALUE OF UNEXERCISED          VALUE OF UNEXERCISED
                            OCTOBER 31, 1999           IN-THE-MONEY OPTIONS AT       IN-THE-MONEY OPTIONS AT
                          AND DECEMBER 31, 1999          OCTOBER 31, 1999(1)          DECEMBER 31, 1999(2)
                       ---------------------------   ---------------------------   ---------------------------
        NAME           EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------  -----------   -------------   -----------   -------------   -----------   -------------
Steven Rosenberg.....    15,000            0          $363,750           0          $378,750           0

-------------------

(1) Year-end values for unexercised in-the-money options represent the positive spread between the exercise price of such options and the fiscal year end market value of the common stock. An option is 'in-the-money' if the fiscal year end fair market value of the common stock exceeds the option exercise price. The last sale price (the fair market value) of Berkshire's common stock on October 29, 1999 was $34.00 per share.

(2) The last sale price (the fair market value) of Berkshire common stock on December 31, 1999 was $35.00 per share.

    In April 2000, Mr. Rosenberg exercised all of his 15,000 options.

1999 BERKSHIRE STOCK INCENTIVE PLAN

    The 1999 Berkshire Stock Incentive Plan permits the granting of awards in the form of nonqualified stock options, incentive stock options, restricted stock, deferred stock, and other stock-based incentives. Up to 200,000 shares of Berkshire common stock may be issued under the 1999 Stock Incentive Plan (subject to appropriate adjustment in the event of changes in the corporate structure of Berkshire). Officers, directors and other key employees of Berkshire or any subsidiary are eligible to receive awards under the 1999 Berkshire Stock Incentive Plan. The option exercise price of all options which are granted under the 1999 Berkshire Stock Incentive

Plan must be at least equal to 100% of the fair market value of a share of common stock of Berkshire on the date of grant. At September 21, 2000, options to acquire 48,875 shares of common stock have been granted under this plan and options for 151,125 shares are available for future grants.

                      PRINCIPAL STOCKHOLDERS OF BERKSHIRE

    The following table sets forth information as of the record date for the Berkshire special meeting with respect to the beneficial ownership of Berkshire's common stock by each person who is known by Berkshire to own beneficially more than 5% of Berkshire common stock;

     each of Berkshire's directors and Steven Rosenberg, Berkshire's only executive officer; and

     all executive officers and directors as a group.

                                               NUMBER OF              PERCENT OF
                                                SHARES                   CLASS
                                         BENEFICIALLY OWNED(1)   BENEFICIALLY OWNED(1)
                                         ---------------------   ---------------------
William Cohen..........................            1,500(2)               *
Moses Marx ............................        1,052,620(3)              54.0%
160 Broadway
New York, NY 10038
Steven Rosenberg.......................           10,861                  *
Randolph B. Stockwell..................            7,000(4)               *
All executive officers and directors
  as a group (4 persons)...............        1,071,981(5)              54.9%

-------------------
 * Less than 1%.
(1) The securities 'beneficially owned' are determined in accordance with the definitions of 'beneficial ownership' as set forth in the regulations of the SEC and, accordingly, may include securities owned by or for, among others, the wife and/or minor childen of the individual and any other relative who has the same residence as such individual as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days of the date of this joint proxy statement/prospectus. Shares subject to outstanding stock options which an individual has the right to acquire within 60 days of the date of this joint proxy statement/prospectus are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such individual or any group including such individual only.
(2) Includes 500 shares issuable upon the exercise of options which have been granted to Mr. Cohen under Berkshire's 1991 Stock Option Plan for Non-Employee Directors.
(3) Includes 500 shares issuable upon the exercise of options which have been granted to Mr. Marx under Berkshire's 1991 Stock Option Plan for Non-Employee Directors. Does not include 53,500 shares owned by Eva and Esther, L.P. of which Mr. Marx has an 80.5% limited partnership interest. Mr. Marx's daughters and their husbands are the general partners of Eva and Esther, L.P.
(4) Includes 500 shares issuable upon the exercise of options which have been granted to Mr. Stockwell under Berkshire's 1991 Stock Option Plan for Non-Employee Directors.
(5) Includes 1,500 shares of common stock which are issuable upon the exercise of outstanding options.

                               MANAGEMENT OF GSB

BOARD OF DIRECTORS -- BIOGRAPHICAL INFORMATION

    Business experience for the directors listed below comprises experience for at least the past five years.

    CLIFFORD E. KELSEY, JR., age 67, served as the President and Chief Executive of Goshen Savings Bank from April 1973 until December 31, 1998, and continues to serve, since 1973, as a director of Goshen Savings Bank. Mr. Kelsey was involved in the financial institutions industry for more than 30 years. He served as President and Chief Executive Officer of GSB from its inception through December 31, 1998 and remains a director of GSB. He also has served as a director of the Institutional Investors Capital Appreciation Fund, Inc. and the Arden Hill Senior Health System since 1994.

    ROY L. LIPPINCOTT, age 60, has been a director of Goshen Savings Bank since 1978. Mr. Lippincott, now retired, was the President of Lippincott Funeral Chapel, Inc. in Goshen, New York, and from 1981 until 1996 he was President of Lippincott Funeral Home Inc. in Chester, New York. From 1971 until 1996, Mr. Lippincott was President of Ralston Lippincott Hasbrouck Ingrasia Funeral Home, Inc. located in Middletown, New York. Mr. Lippincott served as the Orange County Coroner from 1971 until 1985.

    HERBERT C. MUELLER, age 73, has been a director of Goshen Savings Bank since 1973. Dr. Mueller is a retired veterinarian, past owner of the Orange County Veterinary Hospital and past president of the Hudson Valley Veterinary Association. He also serves as the Comptroller and director of the Black Meadow Club, a local hunting club. Dr. Mueller served in the 11th Airborne Division from 1946 to 1947.

    GENE J. GENGEL, age 58, has been a director of Goshen Savings Bank since 1995. Mr. Gengel is the Executive Director of the Orange County Cerebral Palsy Association Rehabilitation Center, a position he has held since 1992. From 1965 to 1992, Mr. Gengel held various management positions in the telephone industry including General Manager of the Au Sable Valley Telephone Company, a subsidiary of the Rochester Telephone Corporation. Mr. Gengel is immediate past-President of the Goshen Rotary Club and a member of the Order of Elks. He has been recognized as a Professional in Human Resources by the Society for Human Resources Management and has completed the Cornell certificate program in Collective Bargaining.

    THOMAS V. GUARINO, age 47, has been a director of Goshen Savings Bank since 1996 and Chairman of the Board of Directors of GSB since April 1998. Mr. Guarino is the President and Senior Portfolio Manager of the Hudson Valley Investment Advisors, Inc., an investment management and advisory company, a position he has held since 1995. Prior to that, he had been, since 1988, a Vice President of Fleet Investment Advisors, Inc. and was Vice President in charge of investments of Norstar Bank of the Hudson Valley from 1981 to 1988. Mr. Guarino was an Adjunct Assistant Professor of finance for Orange County Community College from 1983 until 1995. He has served as the past president of the Goshen Rotary Club, the Mid-Hudson Chapter of the American Institute of Banking and the Hudson Valley Estate Planning Council. Mr. Guarino also serves as a trustee of the Goshen Rotary Scholarship Foundation, Inc. Mr. Guarino was elected President of Goshen Savings Bank, effective January 1, 1999, to satisfy regulatory requirements that the Bank have a person with that title.

    STEPHEN O. HOPKINS, age 62, has been a director of Goshen Savings Bank since 1980. Mr. Hopkins has been the regional representative for the American LaFrance Corporation since May 1997 and S.V.I. Trucks since 1992, supplying fire and rescue apparatus to fire stations. From 1981 to 1983, Mr. Hopkins served as the President of the Cataract Engine & Hose Co. He was the Town Supervisor for the Town of Goshen from 1996 to 1998. Mr. Hopkins served as the Mayor of the Village of Goshen from 1983 until 1989 and as the Chief of the Goshen Fire District from 1975 to 1978.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

    Executive officers are elected for one year terms and serve at the pleasure of the board of directors. Provided below is biographical information regarding the executive officers of GSB and Goshen Savings Bank who are not directors.

    BARBARA A. CARR, age 44, serves as Goshen Savings Bank's Vice President and Senior Mortgage Officer. She is also the Secretary of GSB. Ms. Carr joined Goshen Savings Bank in 1976 and has served in various capacities since that time including Teller, Auditor, Secretary and Assistant Vice President. She serves as a President of the Hudson Valley Association of Professional Mortgage Women, a member of the Mid-Hudson Valley Mortgage Banker's Association, a member of the Builders Association of the Hudson Valley, and a volunteer counselor with the Cornell Cooperative Extension's Family Budget Counseling Program.

    STEPHEN W. DEDERICK, age 44, joined Goshen Savings Bank in February 1997 as its Senior Vice President and Chief Financial Officer. He also serves as Chief Financial Officer and Treasurer of GSB and, as of January 1, 1999, also became Treasurer of Goshen Savings Bank. Prior to joining Goshen Savings Bank,
Mr. Dederick was the Vice President and Controller of MSB Bank, where he also served on the Asset/Liability Committee and the Investment Committee.
Mr. Dederick joined MSB Bank in 1985. Mr. Dederick is a member of the Board of Directors of the Orange County United Way and is a member of its Finance and Facilities Committees. He is also Treasurer of the Orange County Bankers Association. Mr. Dederick is active in scouting and is a member and past treasurer of the Pine Bush Lions Club.

    ROLLAND B. PEACOCK, III, age 49, joined Goshen Savings Bank in March 1998 as its Senior Vice President. He is also Vice President of GSB. Prior to joining Goshen Savings Bank, he was a Vice President with Albank Commercial and was previously with Key Bank, serving in a variety of positions over a period of 25 years, including commercial lending, branch administration, business development and human resources. He is Chairman of the Board of Trustees of the Arden Hill Foundation and a trustee of Arden Hill Hospital. Mr. Peacock is also a member of the Executive Board of the Hudson Valley Boy Scout Council, a trustee of McQuade Family Services, Treasurer of the Goshen Rotary Club and active in the Chamber of Commerce of Orange County and the Orange County United Way.

DIRECTOR COMPENSATION

    Directors who are not employees of GSB or Goshen Savings Bank or any of their subsidiaries are paid a fee of $500 for each regular Board meeting and $300 for each committee meeting of GSB or Goshen Savings Bank. Each non-employee chairman of a committee is paid a fee of $450 for each committee meeting. For services rendered to GSB outside of scheduled GSB board of directors and committee meetings, directors are paid a fee of $100 per hour, not to exceed $300 on any single day. Directors are also eligible for participation in GSB's Stock Option Plan and Incentive Stock Award Plan, referred to as ISAP. During fiscal 2000, Thomas V. Guarino was granted an option to purchase 11,241 shares of GSB common stock at an exercise price of $15.625.

EXECUTIVE COMPENSATION

    GSB has not paid any cash compensation to its executive officers since its formation.

    The following table sets forth information concerning the compensation paid to Ms. Carr and Messrs. Dederick and Peacock, which payments were made by Goshen Savings Bank. Since the voluntary retirement of Mr. Kelsey as President and Chief Executive Officer of GSB and Goshen Savings Bank effective December 31, 1998, GSB has functioned without a person holding the title of Chief Executive Officer. The three executive officers together handle the daily management of GSB and Goshen Savings Bank, and thus compensation information for all of them is included in the table below.

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM COMPENSATION
                                                    ANNUAL COMPENSATION                              AWARDS
                                    --------------------------------------------   ------------------------------------------
                                                                                                OPTIONS/STOCK
                                                                                   RESTRICTED   APPRECIATION
                                                                   OTHER ANNUAL      STOCK         RIGHTS        ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR(1)  SALARY($)  BONUS($)(2)  COMPENSATION($)(3)  AWARDS($)(4)   ('SARs')(#)  COMPENSATION(5)
---------------------------  -------  ---------  -----------  ------------------  ------------   -----------  ---------------
Barbara A. Carr ............  1999     $60,817     $1,820            None           $ 7,280         2,000         $17,035
Vice President and            1998     $53,441       None            None           $ 6,700         4,000         $10,965
Senior Mortgage Officer       1997     $49,057       None            None              None          None         $ 6,462
Stephen W. Dederick, .......  1999     $89,556     $1,820            None           $ 7,280         2,000         $24,223
Senior Vice President and     1998     $78,206       None            None           $10,050         5,000         $15,016
Chief Financial Officer       1997     $60,991       None            None              None          None         $    22
Rolland B. Peacock, III(6)..  1999     $88,000     $1,820            None           $ 7,280         2,000         $24,101
Senior Vice President         1998     $57,416       None            None              None          None         $     0

-------------------
(1) GSB changed its fiscal year to a calendar year for 1999. All data in the table is presented on a calendar year basis.
(2) Includes the value, based upon the stock price on the date of grant, of 140 ISAP shares for each executive officer which were granted in 1999 and vested immediately.
(3) None of the three executive officers received additional benefits or perquisites which in the aggregate exceeded the lesser of $50,000 or 10% of his or her respective salary and bonus for the fiscal year.
(4) On December 31, 1999, Ms. Carr had 880 shares of restricted stock with a value of $10,560, Mr. Dederick had 1,040 shares with a value of $12,480 and Mr. Peacock had 560 shares with a value of $6,720, based upon a market price of $12.00 per share on that date. These shares vest gradually in installments through 2003.
(5) Other compensation includes: (i) Goshen Savings Bank's matching contribution under its 401(k) Plan for Ms. Carr of $1,824 in 1999, $1,603 in 1998 and $1,472 in 1997; $1,792 in 1999 and $1,275 in 1998 for Mr. Dederick; and
    $2,040 in 1999 for Mr. Peacock; (ii) premium payments for Ms. Carr of $11 in 1999 and $2 in 1998; for Mr. Dederick, $41 in 1999, $51 in 1998 and $22 in
    1997; and for Mr. Peacock, $61 in 1999; and (iii) Goshen Savings Bank contribution to the ESOP to repay the ESOP loan for shares allocated to Ms. Carr of $15,200 in 1999, $9,360 in 1998 and $4,990 in 1997, to
    Mr. Dederick of $22,390 in 1999 and 13,690 in 1998, and to Mr. Peacock of $22,000 in 1999.
(6) Mr. Peacock joined Goshen Savings Bank in March 1998.

DESCRIPTION OF GSB STOCK OPTION PLAN AND INCENTIVE STOCK AWARD PLAN

    On February 25, 1998, GSB stockholders approved two stock compensation plans: the Stock Option Plan and the Incentive Stock Award Plan, referred to as the ISAP. The Stock Option Plan provides for awards in the form of stock options, representing a right to purchase GSB common stock. The ISAP permits the outright award of shares of GSB common stock. The recipient of an ISAP award is not required to make any payment to GSB or Goshen Savings Bank in exchange for the shares and as the award vests, the vested shares will be the same as any other issued and outstanding shares of GSB common stock. A committee of GSB's board of directors administers the two plans and has awarded benefits under the two plans to officers of Goshen Savings Bank. In addition, GSB directors have also received awards under the two plans.

    PROVISIONS OF THE STOCK OPTION PLAN AND ISAP

    Eligibility. All directors, officers and other employees of GSB or Goshen Savings Bank and, with the approval of the board of directors, any corporate affiliate of GSB or Goshen Savings Bank, are eligible to participate in the plans.

    Shares Covered by the Plans. The Stock Option Plan allows for the award of options to purchase up to 224,825 shares of GSB common stock and the ISAP allows for the award of up to 89,930 shares of GSB common stock. GSB funded the ISAP with 89,930 shares of stock purchased on the open market. Although 40% of the options awarded under the Stock Option Plan have vested, none of the options has been exercised, so GSB has not needed to fund any option exercises.

    Administration of the Plans. The compensation committee of GSB's board of directors administers the plans. There are approximately 46 directors, officers and employees of GSB or its affiliates who are eligible to participate in the plans. The merger agreement provides that no further grants or awards will be made under the Stock Option Plan and the ISAP.

    Terminations And Forfeitures Under The Plans. The plans provide that awards to directors and employees automatically terminate and are forfeited if the awards are not vested and the person is terminated for cause or voluntarily resigns. Vested options terminate 90 days after any resignation and they terminate immediately upon termination for cause. If a stock option or ISAP award terminates or is forfeited before it vests, then the number of shares covered by the option or ISAP award will again be available for new awards.

    Restrictions On Transfers. Generally, the recipient of an option may not assign or transfer any interest in the option except under limited exceptions described in the Stock Option Plan. The recipient of an ISAP award may not transfer the shares represented by the award until the shares vest. As the shares vest, they become like all other shares of GSB's common stock and may be sold in the same manner.

    Immediate Vesting of Awards. All outstanding awards will automatically accelerate if there is a hostile change in control. A 'hostile change in control' is defined as any change in control which results from a transaction which is not expressly approved by a resolution of, or a favorable approval or recommendation by, a majority of the disinterested directors of GSB (if the transaction is with a stockholder of GSB) or a majority of GSB's directors in the event of a transaction with a person or entity other than a stockholder. A change in control for which no GSB board of directors' approval or recommendation is required is a hostile change in control unless the transaction or event is approved by a two-thirds vote of members of GSB's board of directors who were directors on the date GSB stockholders approved the amendments to the plans, or other directors who were elected or nominated by those directors. If a hostile change in control occurs, a director or employee who received stock options under the Stock Option Plan could immediately exercise all options which he or she received and the director or employee would also receive an immediate distribution of all ISAP awards from the trust which GSB created to hold ISAP awards as they gradually vest.

    If, after ten years of service, a director retires or is not re-elected, his or her awards immediately vest.

    ADDITIONAL TERMS OF THE STOCK OPTION PLAN

    The term of stock options under the Stock Option Plan may not exceed ten years. Recipients can only exercise their options before they expire. No options may be granted after February 24, 2008. The compensation committee may award either 'incentive stock options' as defined under Section 422 of the Internal Revenue Code, or stock options not intended to qualify as incentive stock options. There are 94,588 shares remaining available for future awards of options under the plan.

    The exercise price for the purchase of shares under an option will not be less than 100% of the market value of the shares on the date the option is awarded. The exercise price must be paid in full in cash or, if the compensation committee permits, the exercise price may be paid in shares of GSB's stock, or a combination of stock and cash.

    The plan provides that after a participant dies, the compensation committee may permit options of a deceased participant to be settled in cash instead of by the delivery of shares.

    Limits On Incentive Stock Options. Incentive stock options which the compensation committee awards will be subject to the following additional requirements of Section 422 of the Internal Revenue Code:

     Incentive stock options cannot be awarded to a person owning more than 10% of the voting power of GSB's stock unless the option exercise price equals 110% of the fair market value of the stock at the time of award and the term of the option may not exceed five years;

     If the total fair market value of the stock underlying options first exercisable in any year exceeds $100,000, then the options which cause the excess will not be incentive stock options;

     The tax benefits of an incentive stock option are not effective for the participant if he or she sells shares obtained upon exercise of the option within two years after the option is awarded or within one year after the option is exercised; and

     The tax benefits are also not available to the participant unless the participant is an employee of GSB or its affiliates continually from the day the option is awarded until not more than three months before the option is exercised.

    All the options which the compensation committee awarded to officers were incentive stock options.

    Limited Stock Appreciation Rights. Each option under the plan is accompanied by a Limited Stock Appreciation Right, referred to as LSAR, that the holder of the option may exercise for six months after a change in control (as defined in the Stock Option Plan), or more than six months after a change in control if necessary to avoid liability under Section 16 of the Securities Exchange Act. When a participant exercises a LSAR, he or she will receive in cash, for each share covered by the LSAR, the difference between the fair market value of the common stock at the time of exercise and the exercise price of the related stock option. The related stock option will then terminate. LSARs will terminate upon a change of control if the acquiror agrees to make a monetary payment or provide substitute options or other property equivalent in value to the value of the option which terminates.

    Federal Income Tax Consequences. Under present federal income tax laws, awards of stock options under the plan will have the following consequences:

     The participant has no taxable income and GSB is not entitled to any tax deduction when an option is awarded.

     When a participant exercises an incentive stock option, he or she has no taxable income at that time. The difference between the exercise price and the fair market value of the shares on the date of exercise is an item of tax preference for the participant which may, in certain situations, trigger the alternative minimum tax. When a participant sells stock which was obtained upon the exercise of an incentive stock option, the participant has a taxable capital gain equal to the difference between the amount received on the sale and the amount paid for the stock. This amount is treated as ordinary income instead of a capital gain if the participant sells the stock within one year after exercising the option or within two years after the option was awarded.

     When a participant exercises an option that is not an incentive stock option, the participant has taxable ordinary income at that time equal to the difference between the exercise price and the fair market value on the date of exercise.

     When a participant exercises an LSAR, the participant has taxable ordinary income at that time equal to the cash received as a result of the exercise.

     GSB will be allowed a deduction at the time, and in the amount of, any ordinary income which the participant has, but only if GSB meets its federal withholding tax obligations.

    ADDITIONAL TERMS OF THE INCENTIVE STOCK AWARD PLAN

    Administrative Matters. In order to implement the ISAP, GSB established a trust with HSBC Bank USA as trustee. The trust purchased, on the open market, 89,930 shares of GSB common stock to fund present and future awards under the ISAP. GSB contributed $1.6 million to the trust to pay for those stock purchases. The trust may not purchase any more shares of GSB common stock. The costs and expenses of administering the ISAP are borne by GSB, but dividends paid on shares not awarded to directors and employees may be used to offset expenses.

    ISAP awards are held in trust until they vest. There are 31,956 shares remaining in the ISAP which have not yet been awarded. As an award vests, the trustee distributes the vested shares to the participant and the shares are then like all other issued and outstanding shares, without limits imposed by the ISAP. An individual with unvested shares may vote and participate in dividends on those shares. The trustee will vote shares which have not yet been awarded in the same proportions as unvested shares which have been awarded and voted. Each participant who has an unvested award under the ISAP may direct the response to any tender offer, exchange offer or other offer made to shareholders with respect to those shares. If no direction is given, the trustee will not tender or exchange the shares. The trustee will generally tender or exchange shares which have not yet been awarded in the same proportion as the directions received on awarded but unvested shares.

    Federal Income Tax Consequences. Holders of ISAP shares will have taxable ordinary income when the ISAP shares vest, equal to the fair market value of the shares on that date. In certain circumstances, a holder may instead elect to recognize ordinary income when the award is made. Holders of ISAP shares will also have taxable ordinary income on any dividends (other than stock dividends) when dividend payments are received. GSB will have a deduction at the time, and in the amount of, any ordinary income recognized by the participant if GSB meets its federal withholding tax obligations.

    Amendment and Termination of the ISAP. The board of directors of GSB may amend, suspend or terminate the ISAP at any time, but no amendment or termination may affect outstanding awards. In addition, federal or state banking regulations require that stockholders must approve certain amendments to the ISAP. If the ISAP terminates, the trustee of the ISAP trust must return all remaining assets of the trust to GSB after making such distributions as the compensation committee directs. GSB cannot terminate the ISAP if there are any outstanding unvested awards.

    Financial Statement Consequences of the ISAP. GSB did not record a financial statement expense when the trust purchased the ISAP shares, nor does it record an expense when awards are made under the ISAP. However, when all or any part of an award vests, GSB records an expense equal to the trust's original purchase price of the shares as they vest.

OPTION GRANTS DURING THE YEAR

    The following table sets forth information about options granted during fiscal 1999 to GSB's executive officers under GSB's Stock Option Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                              INDIVIDUAL GRANTS
                              ---------------------------------------------------------------------------------
                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                                                                                            ANNUAL RATES OF
                                               PERCENT OF                                     STOCK PRICE
                                              TOTAL OPTIONS                                 APPRECIATION FOR
                                               GRANTED TO                                    OPTION TERM(1)
                                 OPTIONS      EMPLOYEES IN    EXERCISE OR   EXPIRATION   ----------------------
                              GRANTED(#)(2)    FISCAL YEAR    BASE PRICE       DATE         5%          10%
                              -------------    -----------    ----------       ----         --          ---
Barbara A. Carr.............      2,000            25%          $13.00       5/13/09      $16,360     $41,440
Stephen W. Dederick.........      2,000            25%          $13.00       5/13/09      $16,360     $41,440
Rolland B. Peacock, III.....      2,000            25%          $13.00       5/13/09      $16,360     $41,440

-------------------
(1) Based upon the price on the date of grant and an annual appreciation at the rate stated (compounded annually) of the market price through the expiration date of the options. The 5% and 10% appreciation rates are set in Securities and Exchange Commission regulations and therefore are not intended to forecast possible future appreciation, if any, of GSB's stock price.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(2) Options were granted ten years prior to the expiration dates shown. On each of the first five anniversaries following the respective dates of grant, 20% of the options granted will vest and become exercisable.

    During fiscal 2000, Ms. Carr and Messrs. Dederick and Peacock were each granted options to purchase 4,400 shares of GSB common stock at an exercise price of $10.8125 per share and 2,500 shares of GSB common stock at an exercise price of $15.625 per share.

TRANSACTIONS WITH DIRECTORS AND OFFICERS

    The directors and the executive officers of Goshen Savings Bank maintain normal deposit account relationships with Goshen Savings Bank on terms and conditions no more favorable than those available to the general public. In the ordinary course of business, Goshen Savings Bank may make loans to directors, officers and employees. All loans to directors, executive officers and related parties are on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans to unrelated parties and do not involve more than normal risk of collectibility or present other unfavorable features.

    Aside from the normal customer relationships, none of the directors or executive officers of GSB (or members of their immediate families) maintained, directly or indirectly, any significant business or personal relationship with GSB or Goshen Savings Bank during the 1999 fiscal year.

EMPLOYMENT AND RETENTION AGREEMENTS

    GSB and Goshen Savings Bank have employment agreements with its three executive officers. The agreements establish each executive officers' duties and provide benefits in the event of a change in control. The employment agreements generally provide for a three year period of employment after a change in control with extension periods at the discretion of GSB's board of directors. The three executive officers have agreed to reduce the post change in control employment period guaranty, referred to as the assurance period, to 18 months for the transaction with Berkshire only. The executive officers' employment agreements were further amended to reduce the circumstances under which the executive officers may terminate their employment during the assurance period after a change in control and still receive severance benefits. Specifically, an executive officer may no longer terminate employment, because he or she is not afforded the same opportunities for salary increases, bonuses, promotions, increased work responsibilities and similar types of benefits afforded to other executive officers of the successor to Goshen Savings Bank. Further, an executive officer may still terminate employment, during the assurance period, if there is a material reduction in the benefits provided to the executive officer; however, that right is qualified so as not to include a reduction in benefits accompanied by a 2% salary increase in order to conform the benefits under Goshen Savings Bank's current programs with Berkshire Bank's benefits plan. The agreements do not, however, guarantee that the board of directors will continue any of the officer's continued employment with Goshen Savings Bank or GSB prior to a change in control.

    If the executive officer's employment terminates after a change in control under circumstances described in the employment agreement, such as changes in responsibilities or title following the change in control which are not commensurate with the executive officer's senior officer status, he or she would be entitled to receive, in addition to his or her earned but unpaid salary through the date of termination plus benefits in effect on the date of termination, a lump sum cash payment equal to the present value of his or her remaining cash compensation (salary plus bonus that the executive officer would have earned if he or she had been employed until the end of the three year employment period, at the highest annual rate of salary and bonus paid during the two years prior to the change in control; and the additional contributions or benefits that the executive officer would have earned under any employee benefit plans had his or her employment not been terminated prior to the end of the assurance period.

If permitted by applicable laws, provisions will also be made for the cash out of stock options, appreciation rights or restricted stock as if he or she were fully vested. The executive officer's life, health and disability insurance or other benefit plan coverage would also continue for the remainder of the three year guaranty period.

    In general, a 'change in control' will be deemed to occur when a person or group of persons acting in concert acquires beneficial ownership of 25% or more of any class of equity security of GSB or Goshen Savings Bank, upon stockholder approval of a merger or consolidation unless a number of conditions set forth in the employment agreement are met, or a change of the majority of the board of directors of GSB or Goshen Savings Bank or upon liquidation or sale of substantially all the assets of GSB or Goshen Savings Bank.

    Payments under Goshen Savings Bank's agreements with the three executive officers are guaranteed by GSB. If payments under the two agreements are duplicative, payments due under GSB's agreement would be offset by amounts actually paid by Goshen Savings Bank. The three executive officers are entitled to reimbursement of certain costs incurred in interpreting or enforcing the agreements.

    Cash and benefits paid to the three executive officers under the agreements and under other benefit plans following a 'change in control' may constitute 'excess parachute' payments under Section 280G of the Internal Revenue Code, resulting in a 20% excise tax payable by the recipient and the denial of the deduction for these excess amounts to GSB and Goshen Savings Bank. GSB's agreement includes a provision indemnifying the executive officers on an after-tax basis for any excise taxes. We estimate that, based on base salary for 2000, cash payments to be made in the event of a change in control of Goshen Savings Bank or GSB to the three executive officers would aggregate approximately $760,000 if they were terminated immediately upon a change in control if the three year employment period guaranty were applicable, and approximately $380,000 if the 18 month guaranty period applies. These amounts are calculated without regard to payments for excise tax indemnification, payments in lieu of employee plan benefits, or for continuation of employee benefits such as health insurance.

    Goshen Savings Bank has also entered into employee retention agreements with five non-executive officers. The agreements establish the officers' respective duties and are intended to ensure that Goshen Savings Bank will be able to continue to benefit from their services. The retention agreements generally promise two years of employment after a change in control, with extension periods at the discretion of the board of directors, unless otherwise terminated by either party. The agreements do not, however, guarantee any of the officer's continued employment with Goshen Savings Bank prior to a change in control.

    If the officer's employment terminates after a change in control under circumstances comparable to, but somewhat more limited than, those which would give rise to change in control payments under the employment agreements with the executive officers, the officer would be entitled to a payment generally equal to the employee's salary for the remainder of the promised two year employment period plus continued health insurance coverage for the two years. However, in no event may the aggregate amount payable under these agreements exceed 299% of average annual compensation paid to the officer during the five preceding taxable years. Based on base salary for 2000, cash payments to be made in the event of a change in control of Goshen Savings Bank or GSB to the five officers, in the aggregate, under the terms of the retention agreements are estimated to be up to $476,000, not including the cost of continued health insurance.

    The actual amount that may be paid in the event of a change in control under the employment and retention agreements can only be estimated at this time because the actual amount will be based on the compensation and benefit costs and other factors existing at the time of the change in control, and how long the employee's employment continues after a change in control, which cannot be determined at this time.

PENSION PLAN

    Goshen Savings Bank maintains a non-contributory, tax-qualified defined benefit pension plan for eligible employees. The following table illustrates the annual benefit payable upon normal retirement at age 65 in the normal form of benefit under the pension plan at various levels of average annual compensation and years of service under the pension plan.

                               PENSION PLAN TABLE

                                YEARS OF CREDITED SERVICE
                          -------------------------------------
      REMUNERATION          15        20        25        30
------------------------  -------   -------   -------   -------
$75,000.................  $22,500   $30,000   $37,500   $45,000
100,000.................   30,000    40,000    50,000    60,000
125,000.................   37,500    50,000    62,500    75,000
150,000.................   45,000    60,000    75,000    90,000
175,000.................   45,000    60,000    75,000    96,000
200,000.................   45,000    60,000    75,000    96,000
225,000.................   45,000    60,000    75,000    96,000

    All employees and officers with more than 1,000 hours of service per year who have attained age 21 and completed one year of service are eligible to participate in the pension plan. The pension plan provides a benefit for each participant. The annual benefit is equal to 2% of the participant's average annual compensation multiplied by the participant's number of years of service not to exceed 30 years of service. For the plan year beginning January 1, 2000, the maximum permitted average annual compensation for determining pension benefits under the pension plan is $160,000 and the maximum annual pension benefit is $96,000.

    Average annual compensation is the average annual compensation for the three years prior to retirement. A participant is fully vested in his or her pension after five years of service. GSB funds the pension plan on an actuarial basis, and all assets are held in trust by the pension plan trustee.

    At December 31, 1999, Ms. Carr had 16 years of credited service under the pension plan, Mr. Dederick had two years of credited service and Mr. Peacock had one year of credited service.

    Berkshire intends to terminate Goshen Savings Bank's pension plan in connection with the merger. See 'The Merger -- Material Terms of the Merger Agreement -- Termination of the Merger Agreement.'

                         PRINCIPAL STOCKHOLDERS OF GSB

    GSB had 1,984,538 shares of common stock outstanding on the record date for the GSB special meeting. The following table sets forth information regarding share ownership of those persons or entities known by management to own beneficially more than 5% of GSB's common stock;

     each of GSB's directors;

     each of the executive officers of GSB and Goshen Savings Bank; and

     all directors and executive officers of GSB and Goshen Savings Bank, as a group.

Information with respect to persons who own beneficially more than 5% of the common stock is based upon filings made pursuant to Section 13 of the Securities Exchange Act and other sources believed by us to be reliable.

                                                                     SHARES
                                                                  BENEFICIALLY
                                                                    OWNED AT            PERCENT OF
                                                               JANUARY 19, 2001(1)       CLASS(2)
                                                               -------------------       --------
GSB Financial Corporation
Employee Stock Ownership Plan(3)
One South Church Street, Goshen, NY 10924...................        163,789                 8.3%

Josiah T. Austin(4)
El Coronado Ranch
Star Route Box 395, Pearce, AZ 85625........................        161,000                 8.1%

Gould Investors L.P.(5)
60 Cutter Mill Road, Suite 303
Great Neck, NY 11021........................................        198,070                10.0%

Gene J. Gengel, Director....................................         19,583(6)              *

Thomas V. Guarino, Director.................................         39,838(7)              2.0%

Stephen O. Hopkins, Director................................         13,740(8)              *

Clifford E. Kelsey, Jr., Director...........................         27,622(9)              1.4%

Roy L. Lippincott, Director.................................         26,240(10)             1.3%

Herbert C. Mueller, Director................................         25,600(11)             1.3%

Barbara A. Carr, Vice President and Senior Mortgage
Officer.....................................................         13,415(12)             *

Stephen W. Dederick, Senior Vice President and Chief
  Financial Officer.........................................         13,688(13)             *

Rolland B. Peacock, III, Senior Vice President..............         10,260(14)             *

Directors and Executive Officers of GSB and Goshen Savings
  Bank, as a group (9 persons)..............................        189,986                 9.3%

                        Notes appear on following page.

                         NOTES TO STOCK OWNERSHIP TABLE

 (1) The amount reported represents shares held directly, as well as shares allocated to participants in GSB's Employee Stock Ownership Plan (the 'ESOP'), and shares with respect to which a person may be deemed to have sole voting or investment power. The table also includes, for each director, 2,698 unvested ISAP shares which vest in equal amounts in 2001, 2002 and 2003 but which the director can vote at the meeting and 6,744 options per director which are exercisable now or within 60 days of the date of this joint proxy statement/prospectus. The table excludes options which are not currently vested although they may provide for accelerated vesting in the event of a change in control.

 (2) Based upon 1,984,538 shares outstanding on the date of this joint proxy statement/prospectus, which includes 40,246 shares issued but unvested under the ISAP, plus stock options for 53,844 shares exercisable on the date of this joint proxy statement/prospectus or within 60 days thereafter. An asterisk ('*') means less than 1%.

 (3) Includes 28,894 shares representing the approximate number of shares allocated to ESOP participants. Of these allocated shares, approximately 8,763 shares are allocated to executive officers and also included elsewhere in this table as appropriate. The trustee of the ESOP is HSBC Bank USA. Subject to the trustee's fiduciary responsibilities, the trustee will vote allocated shares as instructed by the applicable participant. The trustee will vote allocated shares as to which no instructions are received and any shares that have not been allocated in the same proportion as allocated shares for which voting instructions are received.

 (4) Based upon a Rule 13d filing under the Exchange Act, which reflects that Josiah T. Austin has the sole voting power over 161,000 shares, including 17,000 shares in his own name and 144,000 shares owned by El Coronado Holdings, L.L.C. of which Mr. Austin is sole managing member.

 (5) Shares are beneficially owned by an investment advisory limited partnership for investment purposes and are estimated based upon a Rule 13d filing under to the Exchange Act and other publicly available information.

 (6) Includes 8,343 shares owned by Mr. Gengel's Individual Retirement Account ('IRA').

 (7) Includes 500 shares owned by Mr. Guarino's spouse and 3,798 shares owned by him as custodian for his children. Includes an additional 2,248 options exercisable now or within 60 days after the date of this joint proxy statement/prospectus.

 (8) Includes 2,000 shares owned by Mr. Hopkins' IRA.

 (9) Includes 8,630 shares owned by Mr. Kelsey's IRA and 11,798 shares owned by his wife.

(10) Includes 15,000 shares owned by Mr. Lippincott's IRA.

(11) Includes 5,000 shares owned by Mr. Mueller's IRA and 6,860 shares owned by his spouse.

(12) Includes 3,300 unvested ISAP shares, 4,660 options exercisable now or within 60 days after the date of this joint proxy statement/prospectus and 2,955 shares allocated to Ms. Carr in the ESOP.

(13) Includes 600 shares owned by Mr. Dederick's IRA, 3,420 unvested ISAP shares, 5,060 options exercisable now or within 60 days after the date of this joint proxy statement/prospectus and 3,608 shares allocated to Mr. Dederick in the ESOP.

(14) Includes 1,000 shares owned by Mr. Peacock's IRA, 3,060 unvested ISAP shares, 3,060 options exercisable now or within 60 days after the date of this joint proxy statement/prospectus and 2,200 shares allocated to Mr. Peacock in the ESOP.

                          PRICE RANGE OF COMMON STOCK

    Since September 20, 2000, Berkshire common stock has been traded on the Nasdaq National Market under the symbol 'ZAPS.' From February 10, 1995 until September 20, 2000, Berkshire common stock was traded on the Nasdaq SmallCap Market under the symbol 'ZAPS.' GSB common stock trades on the Nasdaq National Market under the symbol 'GOSB.' Following the merger, Berkshire will deregister the GSB common stock under the Exchange Act, and the common stock of GSB will cease trading on the Nasdaq National Market.

    The following table sets forth for the periods indicated the range of high and low sales prices of the Berkshire common stock:

                                                                 BERKSHIRE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
Fiscal Year Ended October 31, 1998:
    First Quarter...........................................  $37.88   $25.25
    Second Quarter..........................................   41.00    35.75
    Third Quarter...........................................   42.50    36.50
    Fourth Quarter..........................................   41.50    27.13
Fiscal Year Ended October 31, 1999:
    First Quarter...........................................   41.00    29.50
    Second Quarter..........................................   43.06    32.00
    Third Quarter...........................................   45.00    39.50
    Fourth Quarter..........................................   39.50    34.00
Transition Period Ended December 31, 1999:
    November 1, 1999 to December 31, 1999...................   37.00    33.00
Fiscal Year Ended December 31, 2000:
    First Quarter...........................................   37.13    29.69
    Second Quarter..........................................   37.31    30.63
    Third Quarter...........................................   36.50    30.00
    Fourth Quarter..........................................   31.00    29.00
Fiscal Year Ended December 31, 2001:
    First Quarter (through January 18, 2001)................   31.00    29.00

    The following table sets forth for the periods indicated the range of high and low sale prices of the GSB common stock:

                                                                    GSB
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
Fiscal Year Ended September 30, 1998:
    First Quarter...........................................  $18.94   $14.50
    Second Quarter..........................................   17.50    15.25
    Third Quarter...........................................   17.75    16.50
    Fourth Quarter..........................................   17.00     8.31
Transition Quarter Ended December 31, 1998..................   14.50    10.69
Fiscal Year Ended December 31, 1999:
    First Quarter...........................................   14.63    13.75
    Second Quarter..........................................   14.25    12.75
    Third Quarter...........................................   14.50    13.00
    Fourth Quarter..........................................   12.75    11.63
Fiscal Year Ended December 31, 2000:
    First Quarter...........................................   12.75    10.50
    Second Quarter..........................................   16.50    11.00
    Third Quarter...........................................   19.00    15.50
    Fourth Quarter..........................................   18.81    18.06
Fiscal Year Ended December 31, 2001:
    First Quarter (through January 18, 2001)................   18.69    18.50

    On August 8, 2000, the last full trading day prior to the public announcement of the proposed merger on which shares of Berkshire common stock were traded, the highest sales price of Berkshire common stock was $34.75 per share, the lowest sales price of Berkshire common stock was $31.75 per share and the last reported sales price of Berkshire common stock was $34.75 per share. On January 18, 2001, the latest practicable date prior to the printing of this joint proxy statement/prospectus, the last reported sales price of Berkshire common stock was $29.00 per share. WE URGE STOCKHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE MERGER.

    On August 15, 2000, the last full trading day prior to the public announcement of the proposed merger, the highest sales price of GSB common stock was $16.625 per share, the lowest sales price of GSB common stock was $16.0625 per share and the last reported sales price of GSB common stock was $16.0625 per share. On January 18, 2001, the latest practicable date prior to the printing of this joint proxy statement/prospectus, the last reported sales price of GSB common stock was $18.625 per share. WE URGE STOCKHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE MERGER.

    On April 17, 2000, the last day on which GSB stock traded prior to Warwick's public announcement of its interest in the offering to acquire GSB, the last sale price of GSB common stock was $11.00 per share.

    As of September 30, 2000 there were 2,151 holders of record of Berkshire common stock and 407 holders of record of GSB common stock.

                     DESCRIPTION OF BERKSHIRE CAPITAL STOCK

    Berkshire's current authorized stock consists of ten million (10,000,000) shares of common stock, $.10 par value per share, and two million (2,000,000) shares of preferred stock, $.01 par value per share, none of which are outstanding. As of January 19, 2001, 1,950,425 shares of Berkshire common stock were outstanding.

COMMON STOCK

    Under Delaware law, stockholders generally are not personally liable for a corporation's acts or debts. Subject to the preferential rights of any other shares or series of capital stock, holders of shares of Berkshire common stock are entitled to receive dividends on shares of common stock if, as and when authorized and declared by the Berkshire board of directors out of funds legally available for dividends and to share ratably in the assets of Berkshire legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of Berkshire.

    Each outstanding share of Berkshire common stock entitled the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Unless a larger vote is required by law, the Berkshire certificate of incorporation or the Berkshire bylaws, when a quorum is present at a meeting of stockholders, a majority of the votes properly cast upon any question other than the election of directors shall decide the question. A director is elected when a plurality of the votes are properly cast for the election of a person to serve as a director. Except as otherwise required by law or except as provided with respect to any other class or series of capital stock, the holders of Berkshire common stock possess the exclusive voting power. There is no cumulative voting in the election of directors.

    Holders of Berkshire common stock have no conversion, sinking fund, redemption rights, or preemptive rights to subscribe for any of Berkshire's classes of stock.

    All shares of Berkshire common stock have equal rights, including dividend, distribution and liquidation. In addition, all shares of Berkshire common stock have no preference, appraisal or exchange rights.

PREFERRED STOCK

    The Berkshire board of directors is authorized, without further vote or action by the Berkshire stockholders, to issue shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each series and the qualifications, limitations or restrictions of the series, in each case, if any, as are permitted by Delaware law. Because the Berkshire board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the stockholders of any series or class of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Berkshire common stock. The issuance of shares of preferred stock could have the effect of delaying, deferring or preventing a change of control of Berkshire.

REGISTRAR AND TRANSFER AGENT

    Berkshire's registrar and transfer agent is American Stock Transfer & Trust Company.

ANTI-TAKEOVER PROVISIONS

    Berkshire is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law, referred to as DGCL. Section 203 restricts an 'interested stockholder' from engaging in a business combination with Berkshire for three years following the date that person became an interested stockholder. See 'Comparison of Stockholder Rights -- Stockholder Approval of Business Combinations with Interested Stockholders -- Berkshire.'

    In addition, in accordance with Section 161 of the DGCL, the board of directors of Berkshire can, without stockholder approval, issue shares of capital stock, which may have the effect of delaying, deferring or preventing a change of control of Berkshire. Other than pursuant to the merger, Berkshire has no plan or arrangement for the issuance of any shares of capital stock other than in the ordinary course or pursuant to the 1999 Berkshire Stock Incentive Plan.

    Provisions of Berkshire's certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, deter or prevent a merger, tender offer, proxy contest or other takeover attempt. The following discussion is a general summary of these provisions which might be determined to have a potential 'anti-takeover' effect. Reference should be made in each case to Berkshire's certificate of incorporation and bylaws. See 'Where You Can Find More Information' for information regarding how to obtain a copy of these documents.

    Berkshire's certificate of incorporation authorizes the Berkshire board of directors to issue up to 2,000,000 shares of preferred stock with terms, rights, preferences and designations as the board of directors may determine and without any vote of the stockholders, unless otherwise required by law.

    Berkshire's bylaws fix the number of directors at between three and eleven as determined by resolution of the board of directors. The board of directors of Berkshire is currently comprised of four members. After the merger, the board of directors of Berkshire will be increased to five members.

    Stockholders are not entitled to cumulate their votes in connection with the election of directors. As a result, a person or group controlling the majority of shares of Berkshire common stock can elect all of the directors. Following the merger, if 50.1% of GSB common stock is converted into Berkshire common stock the board of directors of Berkshire will own between 1,070,981 and 1,092,281 shares of Berkshire common stock constituting between 42.4% and 43.3% of the issued and outstanding Berkshire common stock which may allow it to control actions taken by stockholders, including the election of directors. See 'Principal Stockholders of Berkshire' and 'Risk Factors.'

    Berkshire's bylaws provide that special meetings of stockholders may only be called by the chairman of the board of directors, the president or the board of directors and shall be called by the secretary at the request in writing by stockholders owning a majority of the capital stock of the corporation issued and outstanding and entitled to vote.

    Berkshire's certificate of incorporation and bylaws contain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate the directors' liability for monetary damages for a breach of fiduciary duty to the fullest extent permitted by the DGCL. Berkshire's certificate of incorporation and bylaws also contain provisions which provide for the indemnification of its directors and officers to the fullest extent permitted by the DGCL.

                       COMPARISON OF STOCKHOLDER'S RIGHTS

    The rights of Berkshire stockholders are governed by Berkshire's certificate of incorporation, bylaws and the DGCL. The rights of GSB stockholders are governed by GSB's certificate of incorporation, bylaws and the DGCL. After the merger is completed, the rights of the GSB stockholders who become Berkshire stockholders will be governed by Berkshire's certificate of incorporation and bylaws and the DGCL.

    The following is a summary of the material differences between Berkshire's stockholders' rights and GSB's stockholders' rights. This summary is qualified in its entirety by references to applicable provisions of the DGCL, Berkshire's certificate of incorporation and bylaws and GSB's certificate of incorporation and bylaws.

CAPITAL

    BERKSHIRE. Berkshire has the authority to issue twelve million (12,000,000) shares of capital stock consisting of ten million (10,000,000) shares of common stock with a par value of $.10 per share and two million (2,000,000) shares of preferred stock with a par value of $.01 per share.

    GSB. GSB has the authority to issue five million (5,000,000) shares of capital stock consisting of four million five hundred thousand (4,500,000) shares of common stock with a par value of $.01 per share and five hundred thousand (500,000) shares of preferred stock with a par value of $.01.

PREFERRED STOCK

    BERKSHIRE. Berkshire's certificate of incorporation authorizes the board of directors to issue from time to time preferred stock in one or more series. Prior to issuance of a series of preferred stock, Berkshire's board of directors may fix the designation and powers, preferences, rights, qualifications, limitations and restrictions relating to the shares of the series.

    GSB. GSB's certificate of incorporation authorizes the board of directors from time to time to provide for the issuance of shares of preferred stock in one or more series. GSB's board of directors may fix the designation, powers, preferences, and rights of the shares of each series and any qualifications, limitations or restrictions. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the common stock without a vote of the holders of any preferred stock unless a vote of preferred stockholders is required by the terms of any preferred stock designation.

STOCKHOLDER VOTING

    BERKSHIRE. Authorized common stock is identical in all respects and has equal rights and privileges. Berkshire's bylaws provide that each stockholder shall have one vote for each share of capital stock having voting power.

    GSB. GSB's certificate of incorporation provides that shares of common stock beneficially owned by a stockholder in excess of ten percent (10%) of the shares of common stock outstanding cannot be voted. This voting restriction shall not apply to:

     any offer or sale with a view towards public resale made exclusively by GSB to any underwriter or underwriters acting on behalf of GSB, or to the selling group acting on the underwriter's or underwriters' behalf, in connection with a public offering of common stock; or

     any reclassification of securities (including any reverse stock split), or recapitalization of GSB, or any merger or consolidation of GSB with any of its subsidiaries or any other transaction or reorganization that does not have the effect, directly or indirectly, of changing the beneficial ownership interests of GSB's stockholders, other than in connection with the exercise of any appraisal rights, except as a result of immaterial changes due to fractional share adjustments, which changes do not exceed, in the aggregate, one percent (1%) of the issued and outstanding shares of the class of equity or convertible securities.

CUMULATIVE VOTING

    Neither Berkshire nor GSB permits stockholders to cumulate their votes for the election of directors.

MEETING OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

    BERKSHIRE. Under Berkshire's bylaws, a special meeting may be called for any purpose by the Chairman of the board of directors, the President or the board of directors and shall be called by the Secretary at the request in writing by stockholders owning a majority of the capital stock of the corporation issued and outstanding and entitled to vote. DGCL Section 228 provides that any action which is required to be taken or which may be taken at any annual or special meeting of stockholders may be taken without a meeting, if a consent or consents in writing, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

    GSB. GSB's bylaws provide that special meetings of the stockholders may only be called by the directors in connection with a resolution adopted by a majority of the directors subject to the rights of the holders of any class or series of preferred stock. Further, GSB's bylaws provide that an action permitted or required to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by the stockholders in lieu of a meeting.

PREEMPTIVE RIGHTS

    Neither Berkshire stockholders nor GSB stockholders have a preemptive right to acquire or subscribe to any or all additional issues of stock.

AMENDMENT OF GOVERNING DOCUMENTS

    BERKSHIRE. In its certificate of incorporation, Berkshire reserves the right to amend, alter, change or repeal any provision contained in its certificate of incorporation or bylaws and all rights conferred upon stockholders, directors or any person by these documents. In addition, Berkshire's certificate of incorporation provides that the board of directors shall have the power to adopt, amend and repeal any and all of Berkshire's bylaws.

    Under Berkshire's bylaws, both the board of directors and stockholders may alter, amend, repeal or adopt new bylaws provided that the proposed change or new bylaw is given in the notice of the meeting.

    GSB. GSB reserves the right to amend or repeal any provisions contained in its certificate of incorporation including rights conferred upon stockholders. Amendments to GSB's certificate of incorporation must be approved by a majority vote of its board of directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of the holders of at least eighty percent (80%) of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal a number of provisions of GSB's certificate of incorporation, including the provision limiting voting rights, the provisions relating to approval of certain business combinations, calling special meetings, the number and classification of directors, director and officer indemnification by GSB and amendment of GSB's bylaws and certificate of incorporation.

    GSB's bylaws may be amended by a majority of the whole board of directors, or by a vote of the holders of at least eighty percent (80%) (after giving effect to the provision limiting voting rights beyond ten percent (10%)) of the total votes eligible to be voted at a duly constituted meeting of stockholders.

SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS

    BERKSHIRE. Under Berkshire's bylaws, the board of directors may set the number of directors comprising the board of directors, but this number shall not exceed eleven or be less than three.

Currently, the board of directors is composed of four directors. Each director holds office until the next annual meeting of stockholders and until his successor has been elected and qualified, or until his earlier death, incapacity, retirement, resignation or removal.

    GSB. GSB's bylaws state that in the absence of direction of the board of directors, the number of directors shall be seven. Currently, the board of directors consists of six directors.

    Directors are to be elected at the annual stockholder meeting. GSB's certificate of incorporation provides that directors shall be divided into three classes as nearly equal in number as possible. The directors' terms are staggered with each term expiring at the third succeeding annual meeting of stockholders after their election. Approximately one-third of the total number of directors is elected each year. Each director holds office until the next annual meeting of stockholders and until his successor has been elected and qualified, or until his earlier death, incapacity, retirement, resignation or removal.

REMOVAL OF DIRECTORS

    BERKSHIRE. DGCL Section 141 provides that any director or the entire board of directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors.

    GSB. GSB's certificate of incorporation provides that any director or the entire board of directors may be removed from office at any time only for cause and by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors.

STOCKHOLDER APPROVAL OF BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

    BERKSHIRE. Berkshire is subject to Section 203 of the DGCL, which governs business combinations with interested stockholders. Subject to exceptions set forth in Delaware law, Section 203 provides that a corporation shall not engage in any business combination with any interested stockholder for a three-year period following the time that a stockholder becomes an 'interested stockholder' unless:

     prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     the interested stockholder acquires in the transaction in which it became an interested stockholder at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

     at or subsequent to the time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock which is not owned by the interested stockholder.

    Except as specified in the law, Section 203 defines an interested stockholder to mean any person that:

     (A) is the owner of 15% or more of the outstanding voting stock of the corporation; or

     (B) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, or any affiliate or associate of the person referred to in (A) or (B) of this sentence.

    GSB. Under GSB's certificate of incorporation, the approval of the holders of at least eighty percent (80%) of the shares of capital stock entitled to vote thereon is required for certain business combinations involving an interested stockholder unless:

     the proposed transaction has been approved by a majority of those members of GSB's board of directors who are unaffiliated with the interested stockholder and were directors prior to the time when the interested stockholder became an interested stockholder; or the proposed transaction meets conditions which are designed to afford the stockholders a fair price in consideration for their shares. Interested stockholder includes any individual, a group acting in concert, corporation, partnership, association or other entity who or which is the beneficial owner, directly or indirectly, of ten percent (10%) or more of the outstanding shares of voting stock of GSB.

GSB is also subject to Section 203 of the DGCL.

                                 LEGAL MATTERS

    The validity of the shares of Berkshire common stock offered hereby will be passed upon for Berkshire by Blank Rome Comisky & McCauley LLP. Emanuel J. Adler, a partner in Blank Rome Comisky & McCauley LLP, is the Secretary of Berkshire. Certain legal matters will be passed upon for GSB by Serchuk & Zelermyer, LLP.

                                    EXPERTS

    The consolidated financial statements of Berkshire Bancorp Inc. as of December 31, 1999 and October 31, 1999 and 1998 and for the two month period of November 1, 1999 through December 31, 1999 and for each of the three years in the period ended October 31, 1999, incorporated by reference in this joint proxy statement/prospectus, have been audited by Grant Thornton LLP, independent certified public accountants, whose report thereon appears therein, given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of GSB Financial Corporation as of December 31, 1999 and 1998 and September 30, 1998 and the year ended
December 31, 1999 and for the three months ended December 31, 1998 and each of the years in the two year period ended September 30, 1998 and 1997, incorporated by reference in this joint proxy statement/prospectus, have been audited by Nugent & Haeussler, P.C., independent certified public accountants, whose report thereon appears therein, given upon the authority of said firm as experts in accounting and auditing.

                        PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and related notes of Berkshire and GSB, which are incorporated herein by reference. The unaudited pro forma information is presented for illustration purposes only in accordance with the assumptions set forth below. This information is not necessarily indicative of the operating results or of the financial position that would have occurred if the merger had been consummated nor is it necessarily indicative of future operating results or financial position of the combined enterprise. The unaudited pro forma condensed combined financial information does not reflect any adjustments to conform accounting practices or to reflect any cost savings or other synergies anticipated as a result of the merger or any merger-related expenses.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

    The following unaudited pro forma condensed combined balance sheet presents under the purchase method of accounting, the consolidated balance sheets of Berkshire and GSB combined as of September 30, 2000 as if the merger had occurred on that date.

                   CONDENSED COMBINED PRO FORMA BALANCE SHEET
                               SEPTEMBER 30, 2000
                                  (UNAUDITED)

                                                              BERKSHIRE     GSB      ADJUSTED     PRO FORMA
                                                              ---------     ---      --------     ---------
                                                                             (IN THOUSANDS)
ASSETS
   Cash and due from banks..................................  $    502    $  3,732   $            $  4,234
   Interest bearing deposits................................    12,510       --        (8,762)(2)    3,748
   Federal funds sold.......................................    10,750         100    (10,850)(2)    --
                                                              --------    --------   --------     --------
   Total cash and cash equivalents..........................    23,762       3,832    (19,612)       7,982
                                                              --------    --------   --------     --------
   Total investment securities..............................    97,746      54,810                 152,556
   Loans, net of unearned income............................    73,511     125,671                 199,182
   Accrued interest receivable..............................     2,050       1,596                   3,646
   Premises and equipment, net..............................       308       3,283                   3,591
   Prepaid expenses and other...............................     2,955       2,125                   5,080
   Goodwill, net............................................    11,701       --         7,125 (6)   18,826
                                                              --------    --------   --------     --------
      Total assets..........................................  $212,033    $191,317   $(12,487)    $390,863
                                                              --------    --------   --------     --------
                                                              --------    --------   --------     --------
LIABILITIES AND STOCKHOLDERS' EQUITY
   Total deposits...........................................  $ 97,996    $110,215   $ --         $208,211
   Securities sold under agreements to repurchase...........    20,402                              20,402
   Federal funds purchased..................................     --          6,075                   6,075
   Borrowings...............................................     6,500      42,000                  48,500
   Escrow...................................................     --            198                     198
   Accrued interest payable.................................       708       --                        708
   Accrued other liabilities................................       957       2,899                   3,856
   Income taxes payable.....................................     2,039       --                      2,039
   Deferred tax liability...................................       100       --                        100
                                                              --------    --------   --------     --------
      Total liabilities.....................................   128,702     161,387                 290,089
                                                              --------    --------   --------     --------
Stockholders' equity
Common stock................................................       256          22        (22)(1)      269
                                                                                           13 (2)
Additional paid-in capital..................................    78,741      21,522    (22,223)(1)   93,164
                                                                                       14,424 (2)
                                                                                        1,214 (4)
                                                                                         (514)(5)
Accumulated other comprehensive (loss) income, net..........    (1,190)     (1,130)     1,130 (1)   (1,190)
Retained earnings...........................................     8,531      15,269    (15,269)(1)    8,531
Unearned ISAP stock.........................................     --           (514)       514 (5)    --
Unallocated ESOP stock......................................     --         (1,214)     1,214 (4)    --
Less: Treasury stock........................................    (3,007)     (4,025)    (1,214)(4)    --
                                                                                        5,239 (1)
                                                                                        3,007 (3)
                                                              --------    --------   --------     --------
Total stockholders' equity..................................    83,331      29,930    (12,487)     100,774
                                                              --------    --------   --------     --------
                                                              $212,033    $191,317   $(12,487)    $390,863
                                                              --------    --------   --------     --------
                                                              --------    --------   --------     --------

                        Notes appear on following page.

-------------------
(1) Elimination of equity of GSB.

(2) Purchase price of $20.75 per share for 49.9% of GSB common stock in cash and 50.1% of Berkshire common stock or 571,291 shares of Berkshire common stock as of September 30, 2000. To restate 50.1% of GSB common stock outstanding using the exchange ratio; historical and pro forma common stock outstanding as of September 30, 2000.

                                                      BERKSHIRE      GSB      ADJUSTMENTS   PRO FORMA
                                                      ---------   ---------   -----------   ---------
      Common Stock -- Berkshire Bancorp Inc.........  2,566,095                             2,566,095
      Common Stock -- GSB...........................              1,894,073   (1,894,073)
          Common Stock outstanding to be converted
            (50.1%).................................                948,931
          Common Stock issued (exchange rate
            0.6027).................................                             571,921      571,921
          Less: Berkshire treasury stock(3).........                                         (441,646)
                                                                                            ---------
      Common Stock -- Pro forma Total...............                                        2,696,370
                                                                                            ---------
                                                                                            ---------

   The following represents the adjustment to additional paid in capital
      (in thousands):

   Total fair value of stock issued (571,921 x $30.50)(7)......  $17,444
   Less: Par value of new shares issued ((571,921 - 441,646) x
     $0.10))...................................................       13
        Treasury Stock reissued................................    3,007
                                                                 -------
   Adjustment to additional paid shares in capital.............  $14,424
                                                                 -------
                                                                 -------

(3) Issuance of treasury stock for purchase price (441,646).

(4) Termination of GSB ESOP of unawarded and awarded but unvested GSB shares held by the GSB ESOP management recognition plan's trustee. Assumes 58,509 GSB shares will be redeemed to eliminate the remaining balance due on the ESOP loan.

(5) Termination of ISAP assuming that all remaining shares are cancelled.

(6) Pro forma adjustment to record the goodwill as excess consideration paid. Purchase price assumes 50.1% or 948,931, of GSB common stock is converted to Berkshire stock at an exchange rate of 0.6027 with market share price of $30.50 per share(7), and the remaining 945,142 shares are exchanged for cash at $20.75 per share. Total purchase price, excluding merger related costs and the fair market value of the GSB vested options exchanged for Berkshire options, is $37.1 million.

(7) Market price is as of September 30, 2000.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS

    The following unaudited pro forma condensed combined income statements present, under the purchase method of accounting, the consolidated income statements of Berkshire and GSB for the nine months ended September 30, 2000 and the year ended December 31, 1999, as if the merger had occurred on January 1, 2000 and 1999, respectively.

                 CONDENSED COMBINED PRO FORMA INCOME STATEMENT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                                  (UNAUDITED)

                                                              BERKSHIRE    GSB     ADJUSTMENTS       PRO FORMA
                                                              ---------    ---     -----------       ---------
                                                                 (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
INTEREST INCOME:
   Short-term interest-earning assets.......................   $   903    $ --       $  (735)(1)      $   168
   Securities and other investments.........................     4,637     2,877                        7,514
   Loans....................................................     4,695     6,712                       11,407
                                                               -------    ------     -------          -------
      Total interest income.................................    10,235     9,589        (735)          19,089
                                                               -------    ------     -------          -------
INTEREST EXPENSE:
   Deposits.................................................     3,027     3,112                        6,139
   Borrowings...............................................       580     1,989                        2,569
                                                               -------    ------     -------          -------
   Total interest expense...................................     3,607     5,101                        8,708
                                                               -------    ------     -------          -------
   Net interest income......................................     6,628     4,488        (735)          10,381
   Provision for loan losses................................        15        75                           90
                                                               -------    ------     -------          -------
   Net interest income after provision for loan losses......     6,613     4,413        (735)          10,291
OTHER INCOME:
   Investment securities gains..............................    13,288       138                       13,426
   Other income.............................................     1,189       261                        1,450
                                                               -------    ------     -------          -------
      Total other income....................................    14,477       399      --               14,876
                                                               -------    ------     -------          -------
OTHER EXPENSE:
   Salaries and employee benefits...........................     1,623     1,350                        2,973
   Net occupancy expense....................................       333       180                          513
   Equipment expense........................................        74        85                          159
   FDIC assessment..........................................        21        16                           37
   Data processing expense..................................        15       224                          239
   Amortization of goodwill.................................       477      --           267 (2)          744
   Other....................................................     1,153     1,162      --                2,315
                                                               -------    ------     -------          -------
      Total other expense...................................     3,696     3,017        (267)           6,980
                                                               -------    ------     -------          -------
Income before provision for taxes...........................    17,394     1,795      (1,002)          18,187
Provision for income taxes..................................     6,229       687        (338)(1)        6,578
                                                               -------    ------     -------          -------
Net income..................................................   $11,165    $1,108     $  (664)         $11,609
                                                               -------    ------     -------          -------
                                                               -------    ------     -------          -------
Net income per share:
   Basic....................................................   $  5.24    $ 0.62                      $  4.35
   Diluted..................................................   $  5.13    $ 0.61                      $  4.26
Weighted average shares outstanding:
   Basic....................................................     2,131     1,788      (1,788)           2,671
                                                                                         540 (3)
   Diluted..................................................     2,176     1,814      (1,814)           2,724
                                                                                         548 (3)

-------------------
(1) Interest income forgone on the interest bearing deposits and federal funds sold totaling $19.6 million used to pay for the cash portion of the purchase price at a blended rate of 5.00%, net of income tax expense.

(2) Amortization of $7.1 million of goodwill over 20 years.

(3) To allocate 50.1% of GSB common stock outstanding using the exchange ratio.

                 CONDENSED COMBINED PRO FORMA INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                  (UNAUDITED)

                                                              BERKSHIRE(4)     GSB     ADJUSTMENTS       PRO FORMA
                                                              ------------     ---     -----------       ---------
                                                                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
INTEREST INCOME:
   Short-term interest-earning assets.......................    $ 1,149      $ --        $ (980)(1)       $   169
   Securities and other investments.........................      4,666        3,277                        7,943
   Loans....................................................      4,037        7,432                       11,469
                                                                -------      -------     ------           -------
      Total interest income.................................      9,852       10,709       (980)           19,581
                                                                -------      -------     ------           -------
INTEREST EXPENSE:
   Deposits.................................................      3,010        3,625                        6,635
   Borrowings...............................................         91        1,474                        1,565
                                                                -------      -------     ------           -------
   Total interest expense...................................      3,101        5,099                        8,200
                                                                -------      -------     ------           -------
   Net interest income......................................      6,751        5,610       (980)           11,381
   Provision for loan losses................................         55          140                          195
                                                                -------      -------     ------           -------
   Net interest income after provision for loan losses......      6,696        5,470       (980)           11,186
OTHER INCOME:
   Investment securities gains..............................     10,731          304                       11,035
   Other income.............................................        578          318                          896
                                                                -------      -------     ------           -------
      Total other income....................................     11,309          622                       11,931
                                                                -------      -------     ------           -------
OTHER EXPENSE:
   Salaries and employee benefits...........................      1,775        1,621                        3,396
   Net occupancy expense....................................        427          230                          657
   Equipment expense........................................        121          109                          230
   FDIC assessment..........................................         11           11                           22
   Data processing expense..................................         17          280                          297
   Amortization of goodwill.................................        730        --           356(2)          1,086
   Recovery of post-retirement FASB 106 expense.............     --             (288)                        (288)
   Other....................................................      1,138        1,288                        2,426
                                                                -------      -------     ------           -------
      Total other expense...................................      4,219        3,251        356             7,826
                                                                -------      -------     ------           -------
Income before provision for taxes...........................     13,786        2,841     (1,336)           15,291
Provision for income taxes..................................      5,527        1,071       (451)(1)         6,147
                                                                -------      -------     ------           -------
Net income..................................................    $ 8,259      $ 1,770     $ (885)          $ 9,144
                                                                -------      -------     ------           -------
                                                                -------      -------     ------           -------
Net income per share:
   Basic....................................................    $  3.88      $  0.94                      $  3.39
   Diluted..................................................    $  3.65      $  0.94                      $  3.23
Weighted average shares outstanding:
   Basic....................................................      2,126        1,875     (1,875)            2,692
                                                                                            566(3)
   Diluted..................................................      2,261        1,889     (1,889)            2,831
                                                                                            570(3)

---------
(1) Interest income forgone on the interest bearing deposits and federal funds sold totaling $19.6 million used to pay for the cash portion of the purchase price at a blended rate of 5.00%, net of income tax expense.

(2) Amortization of $7.1 million of goodwill over 20 years.

(3) To allocate 50.1% of GSB common stock outstanding using the exchange ratio.

(4) Berkshire changed its year end from an October 31 to a December 31 during 1999. Balances calculated by adding the 2 month transition period of November 1, 1999 through December 31, 1999 to the 10 month period of January 1, 1999 through October 31, 1999.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    ANNEX A


                      AGREEMENT AND PLAN OF REORGANIZATION


                                 BY AND BETWEEN


                            BERKSHIRE BANCORP INC.,
                      GREATER AMERICAN FINANCE GROUP, INC.
                                      AND
                               THE BERKSHIRE BANK


                                      AND


                           GSB FINANCIAL CORPORATION
                                      AND
                              GOSHEN SAVINGS BANK

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      AGREEMENT AND PLAN OF REORGANIZATION

                               TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
      Recitals....................................................   A-1
      Definitions.................................................   A-1

                               ARTICLE 1
                      TERMS OF THE REORGANIZATION

 1.1  The Merger..................................................   A-6
         (a) Effects of the Merger................................   A-6
         (b) Transfer of Assets...................................   A-6
         (c) Assumption of Liabilities............................   A-6
 1.2  Certificate of Incorporation, Bylaws, Directors, Officers
        and Name of the Surviving Corporation.....................   A-6
         (a) Certificate of Incorporation.........................   A-6
         (b) Bylaws...............................................   A-6
         (c) Directors and Officers...............................   A-6
         (d) Advisory Board.......................................   A-7
         (e) Fees.................................................   A-7
         (f) Name.................................................   A-7
 1.3  Availability of Information.................................   A-7
 1.4  Subsidiary Merger and Berkshire's Right to Revise the
        Structure of the Transaction..............................   A-7
 1.5  Anti-dilution Provisions....................................   A-7

                               ARTICLE 2
                       DESCRIPTION OF TRANSACTION

 2.1  Terms of the Merger.........................................   A-7
         (a) Satisfaction of Conditions to Closing................   A-7
         (b) Effective Time.......................................   A-8
 2.2  Conversion of Stock.........................................   A-8
         (a) Consideration........................................   A-8
         (b) Cash or Stock Merger Consideration...................   A-8
         (c) Fractional Shares....................................   A-8
         (d) Dissenting Shares....................................   A-8
         (e) Treatment of Options.................................   A-8
         (f) Calculation Schedule.................................   A-9
 2.3  Election and Allocation Procedures..........................   A-9
         (a) Election by GSB Stockholders.........................   A-9
         (b) Allocation of Cash and Stock.........................   A-9
         (c) Receipt of Payment...................................  A-10
         (d) Satisfaction of Conditions to Closing................  A-10
 2.4  Election Procedures.........................................  A-10
 2.5  Mechanics of Payment of Consideration.......................  A-11
         (a) Payment of the Merger Consideration..................  A-11
         (b) Submission Procedures for Non-Electing Shares........  A-11
         (c) Rights Appurtenant to Certificates; Lost Certificates  A-11
         (d) Stock Transfer Books.................................  A-12
         (e) Reservation, Registration and Listing of Shares of
             Berkshire Common Stock...............................  A-12
         (f) Right to Receive Dividends on Berkshire Common Stock.  A-12
 2.6  Time and Place of Closing...................................  A-12
 2.7  Voting Agreements...........................................  A-12

                                                                    PAGE
                                                                    ----
                               ARTICLE 3
           REPRESENTATIONS AND WARRANTIES OF THE GSB PARTIES

 3.1  Organization and Qualification of GSB and Subsidiaries......  A-12
 3.2  Authorization, Execution and Delivery; Agreement Not in
        Breach....................................................  A-13
 3.3  No Legal Bar................................................  A-13
 3.4  Government and Other Approvals..............................  A-13
 3.5  Licenses, Franchises and Permits............................  A-14
 3.6  Charter Documents...........................................  A-14
 3.7  GSB Financial Statements....................................  A-14
 3.8  Absence of Certain Changes..................................  A-14
 3.9  Deposits....................................................  A-15
 3.10 Properties..................................................  A-15
 3.11 Condition of Fixed Assets and Equipment.....................  A-15
 3.12 Tax Matters.................................................  A-15
 3.13 Litigation..................................................  A-16
 3.14 Environmental Matters.......................................  A-16
 3.15 Insurance...................................................  A-16
 3.16 Books and Records...........................................  A-16
 3.17 Capitalization of GSB.......................................  A-17
 3.18 Sole Agreement..............................................  A-17
 3.19 Disclosure..................................................  A-18
 3.20 Absence of Undisclosed Liabilities..........................  A-18
 3.21 Allowance for Loan or REO Losses............................  A-18
 3.22 Loan Portfolio..............................................  A-19
         (a) Enforceability.......................................  A-19
         (b) No Modification......................................  A-19
         (c) Owner................................................  A-19
         (d) Documents............................................  A-19
         (e) Litigation...........................................  A-19
         (f) Participation........................................  A-19
 3.23 Compliance with Laws........................................  A-19
 3.24 Employee and Director Benefit Plans.........................  A-19
 3.25 Material Contracts..........................................  A-21
 3.26 Material Contract Defaults..................................  A-21
 3.27 1934 Act and NASDAQ Listing.................................  A-22
 3.28 Certain Regulatory Matters..................................  A-22
 3.29 Corporate Approval..........................................  A-22
 3.30 Broker's and Finder's Fees..................................  A-22
 3.31 Delays......................................................  A-22

                               ARTICLE 4
        REPRESENTATIONS AND WARRANTIES OF THE BERKSHIRE PARTIES

 4.1  Organization and Qualification of Berkshire and
        Subsidiaries..............................................  A-22
 4.2  Authorization, Execution and Delivery; Agreement Not in
        Breach....................................................  A-23
 4.3  No Legal Bar................................................  A-23
 4.4  Government and Other Approvals..............................  A-23
 4.5  Licenses, Franchises and Permits............................  A-24
 4.6  Charter Documents...........................................  A-24
 4.7  Berkshire Financial Statements..............................  A-24
 4.8  Absence of Certain Changes..................................  A-24
 4.9  Deposits....................................................  A-25
 4.10 Tax Matters.................................................  A-25

                                                                    PAGE
                                                                    ----
 4.11 Litigation..................................................  A-26
 4.12 Environmental Matters.......................................  A-26
 4.13 Insurance...................................................  A-26
 4.14 Books and Records...........................................  A-26
 4.15 Capitalization of Berkshire.................................  A-26
 4.16 Greater and Berkshire Bank Stock............................  A-27
 4.17 Disclosure..................................................  A-27
 4.18 Absence of Undisclosed Liabilities..........................  A-28
 4.19 Allowance for Loan or REO Losses............................  A-28
 4.20 Loan Portfolio..............................................  A-28
         (a) Ownership............................................  A-28
         (b) Litigation...........................................  A-28
 4.21 Compliance with Laws........................................  A-28
 4.22 Employee Benefit Plans......................................  A-29
 4.23 Material Contracts..........................................  A-29
 4.24 Material Contract Defaults..................................  A-29
 4.25 1934 Act and NASDAQ Listing.................................  A-29
 4.26 Certain Regulatory Matters..................................  A-29
 4.27 Corporate Approval..........................................  A-30
 4.28 Broker's and Finder's Fees..................................  A-30
 4.29 Delays......................................................  A-30

                               ARTICLE 5
                COVENANTS OF GSB AND GOSHEN SAVINGS BANK

 5.1  Preparation of Registration Statement and Applications For
        Required Consents.........................................  A-30
 5.2  Conduct of Business -- Affirmative Covenants................  A-30
 5.3  Conduct of Business -- Negative Covenants...................  A-32
 5.4  Conduct of Business -- Certain Actions......................  A-34
 5.5  Delivery of Information.....................................  A-34
 5.6  Notification................................................  A-34

                               ARTICLE 6
                         COVENANTS OF BERKSHIRE

 6.1  Regulatory and Other Approvals..............................  A-35
 6.2  Approvals and Registrations.................................  A-35
 6.3  Employee Benefits; Directors Deferred Compensation Plan.....  A-35
 6.4  Notification................................................  A-36
 6.5  Tax Representations.........................................  A-37
 6.6  Directors and Officers Indemnification and Insurance
        Coverage..................................................  A-37
 6.7  Conduct of Berkshire and Berkshire Bank Prior to the
        Effective Time............................................  A-37
 6.8  NASDAQ Listing..............................................  A-37
 6.9  Goshen Savings Bank Division................................  A-37

                               ARTICLE 7
                         CONDITIONS TO CLOSING

 7.1  Conditions to the Obligations of Berkshire..................  A-37
         (a) Performance..........................................  A-38
         (b) No Material Adverse Change...........................  A-38
         (c) Representations and Warranties.......................  A-38
         (d) Documents............................................  A-38
         (e) Inspections Permitted................................  A-38
         (f) Opinion of GSB's Counsel.............................  A-38

                                                                    PAGE
                                                                    ----
         (g) Other Business Combinations, Etc.....................  A-38
         (h) Fairness Opinion.....................................  A-39
 7.2  Conditions to the Obligations of GSB........................  A-39
         (a) Performance..........................................  A-39
         (b) No Material Adverse Change...........................  A-39
         (c) Representations and Warranties.......................  A-39
         (d) Documents............................................  A-39
         (e) Consideration........................................  A-39
         (f) Inspections Permitted................................  A-40
         (g) Opinion of Berkshire's Counsel.......................  A-40
         (h) Fairness Opinion.....................................  A-40
 7.3  Conditions to Obligations of All Parties....................  A-40
         (a) No Pending or Threatened Claims......................  A-40
         (b) Governmental Approvals and Acquiescence Obtained.....  A-40
         (c) Approval of Stockholders.............................  A-40
         (d) Effectiveness of Registration Statement..............  A-40
         (e) Tax Opinion..........................................  A-40

                               ARTICLE 8
                              TERMINATION

 8.1  Termination.................................................  A-41
 8.2  Effect of Termination.......................................  A-42
 8.3  Fees........................................................  A-42
 8.4  Expenses....................................................  A-43

                               ARTICLE 9
                           GENERAL PROVISIONS

 9.1  Notices.....................................................  A-43
 9.2  Governing Law...............................................  A-44
 9.3  Counterparts................................................  A-44
 9.4  Publicity...................................................  A-44
 9.5  Entire Agreement............................................  A-44
 9.6  Severability................................................  A-44
 9.7  Modifications, Amendments and Waivers.......................  A-44
 9.8  Interpretation..............................................  A-44
 9.9  Payment of Expenses.........................................  A-44
 9.10 Provisions Which Survive....................................  A-45
 9.11 No Waiver...................................................  A-45
 9.12 Remedies Cumulative.........................................  A-45
 9.13 Confidentiality.............................................  A-45
 9.14 Indemnification.............................................  A-45

Exhibit A  -- Subsidiary Merger Agreement (The Berkshire Bank and
              Goshen Savings Bank).................................  A-1
Exhibit B  -- Form of Legal Opinion................................  B-1
Exhibit C  -- Form of Voting Agreement.............................  C-1

                      AGREEMENT AND PLAN OF REORGANIZATION

    THIS AGREEMENT AND PLAN OF REORGANIZATION (this 'Agreement'), dated as of August 16, 2000 is entered into by and between Berkshire Bancorp Inc. ('Berkshire' or the 'Surviving Corporation' as the context may require), a corporation incorporated and existing under the laws of the State of Delaware, which is registered as a bank holding company and whose principal offices are located at 160 Broadway, New York, NY 10038; Greater American Finance Group, Inc. ('Greater'), a corporation incorporated and existing under the laws of the State of Delaware, which is registered as a bank holding company and whose principal offices are located at 160 Broadway, New York, NY 10038, and which is a wholly-owned subsidiary of Berkshire; The Berkshire Bank ('Berkshire Bank'), a commercial bank chartered and existing under the laws of the State of New York, which has its main office at 600 Madison Avenue, New York, NY 10022, and is a wholly-owned subsidiary of Greater; GSB Financial Corporation ('GSB'), a corporation organized and existing under the laws of the State of Delaware, which is a savings and loan holding company and whose principal offices are located at 1 South Church Street, Goshen, NY 10924; and Goshen Savings Bank ('Goshen Savings Bank'), a federal savings bank, chartered and existing under the laws of the United States, which has its main office at 1 South Church Street, Goshen, NY 10924, and is a wholly-owned subsidiary of GSB.

    Berkshire, Greater, Berkshire Bank, GSB and Goshen Savings Bank are sometimes referred to herein as the 'Parties.'

                                    RECITALS

    A. GSB is the beneficial owner and holder of record of 1,000 shares of Goshen Savings Bank Common Stock, which constitute all of the shares of common stock of Goshen Savings Bank issued and outstanding.

    B. The Boards of Directors of GSB and Goshen Savings Bank deem it desirable and in the best interests of GSB and Goshen Savings Bank and the stockholders of GSB that GSB be merged with and into Berkshire (which would survive the merger as the Surviving Corporation) on the terms and subject to the conditions set forth in this Agreement.

    C. The Board of Directors of The Berkshire Parties, as defined below deems it desirable and in the best interests of The Berkshire Parties and the stockholders of Berkshire that GSB be merged with and into Berkshire on the terms and subject to the conditions set forth in this Agreement and in the manner provided in this Agreement.

    D. The Parties to this Agreement further deem it desirable and in the best interests of the respective corporations and their stockholders that Goshen Savings Bank be merged with and into Berkshire Bank immediately after the Merger pursuant to the Merger Agreement attached hereto as Exhibit A.

    E. Pursuant to this Agreement, each share of GSB Common Stock outstanding at the Effective Time will be converted into either (i) cash in the amount of $20.75, or (ii) 0.6027 shares of Berkshire Common Stock. Stockholders of GSB Common Stock will be entitled to elect their preference with respect to each share of GSB Common Stock held by them, subject to pro-rata allocation, such that from 40.0% to 49.9% of the aggregate consideration payable by Berkshire for all outstanding GSB Common Stock shall be paid in cash, and from 50.1% to 60.0% will be in the form of Berkshire Common Stock, including the effect of the payment of cash to the stockholders who exercise dissenters' rights.

                                  DEFINITIONS

    Except as otherwise provided herein, as used in this Agreement, the following terms shall have the indicated meanings (which shall be applicable to both the singular and plural forms of the terms defined).

    'Acquisition Proposal' means a proposed, suggested or threatened tender offer, agreement, understanding or other proposal of any nature pursuant to which any Person or group, other than the Berkshire Parties, would directly or indirectly (i) acquire or participate in a merger, share exchange, consolidation or any other business combination involving GSB or Goshen Savings Bank; (ii) acquire the right to vote ten percent (10%) or more of the outstanding voting stock of GSB or Goshen Savings Bank;
(iii) acquire a significant portion of the assets or earning power of GSB or of Goshen Savings Bank; or (iv) acquire in excess of ten percent (10%) of any class of capital stock of GSB or Goshen Savings Bank.

    'Acquisition Transaction' means any of the following events:

        (i) the acquisition by any Person, other than the Berkshire Parties, alone or together with such Person's affiliates and associates or any group, of beneficial ownership of 15% or more of the outstanding shares of GSB Common Stock (for purposes of this Subsection (b)(i), the terms 'group' and 'beneficial ownership' shall be as defined in Section 13(d) of the Exchange Act and regulations promulgated thereunder and as interpreted thereunder);

        (ii) a merger, consolidation, share exchange, business combination or any other similar transaction involving GSB or Goshen Savings Bank;

        (iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of the GSB or Goshen Savings Bank, in a single transaction or series of transactions; or

        (iv) the Board of Directors of GSB does not recommend approval of this Agreement to its stockholders.

    'Aggregate Consideration' shall mean the amount which is equal to the sum of
(i) the number of Cash Election Shares (included all Dissenting Shares) multiplied by the Cash Merger Consideration, plus (ii) the number of Stock Election Shares multiplied by the dollar amount of the Stock Merger Consideration, determined based upon the Determination Price. The Aggregate Consideration shall be determined after all adjustments and pro rations required to be made under this Agreement except for the adjustment pursuant to
Section 8.1(j).

    'Aggregate Shares' shall mean the number of shares of GSB Common Stock issued and outstanding on the Closing Date, excluding shares for which no consideration is payable as described in Section 2.2(a).

    'Agreement' means this Agreement and Plan of Reorganization, and any amendment or supplement hereto, which constitutes a 'plan of merger' between GSB and Berkshire.

    'Balance Sheet Date' means June 30, 2000.

    'Banking Board' means the New York State Banking Board and, unless the context otherwise indicates, shall include the Superintendent of Banks of the State of New York.

    'Berkshire' means Berkshire Bancorp Inc. and, except as the context otherwise requires, includes all Berkshire Subsidiaries.

    'Berkshire Common Stock' means the issued and outstanding common stock, $0.10 par value, of Berkshire.

    'Berkshire Financial Statements' means the audited financial statements of Berkshire for the years ended October 31, 1999, 1998 and 1997, the interim transition period financial statements of Berkshire for the transition period ended December 31, 1999, and the unaudited financial statements of Berkshire for the periods ended March 31, 2000 and June 30, 2000, together with all notes to such financial statements, as included in Berkshire's annual report on Form 10-K filed with the SEC for the fiscal year ended October 31, 1999, Berkshire's transition report on Form 10-K filed with the SEC for the period ended December 31, 1999, and Berkshire's reports on Form 10-Q filed with the SEC for the periods ended March 31, 2000 and June 30, 2000.

    'Berkshire Parties' means Berkshire, Greater and Berkshire Bank and, except as the context otherwise requires, includes all other Berkshire Subsidiaries.

    'Berkshire Real Property' means the real property, if any, owned by Berkshire or any Berkshire subsidiary and used in the conduct of its business or held by Berkshire or such subsidiary as real estate owned or for any other purpose.

    'Berkshire Schedule' means the Schedule of exceptions and other information prepared by Berkshire and delivered to GSB as described in the introductory paragraph of Article 4.

    'Cap Price' means $40.365.

    'Cash Election' means the election by a stockholder to receive the Cash Merger Consideration for such stockholder's shares of GSB Common Stock.

    'Cash Election Shares' means shares as to which a Cash Election has been made.

    'Cash Merger Consideration' means $20.75.

    'Closing' means closing of the Merger and the Subsidiary Merger.

    'Closing Date' means the date of the Closing which shall be on the eighth business day after the last condition precedent pursuant to this Agreement has been fulfilled or waived (including the expiration of any applicable waiting period) or such other date upon which the Parties may mutually agree.

    'Code' means the Internal Revenue Code of 1986, as amended.

    'Collar Price' means $28.635.

    'DGCL' means Delaware General Corporation Law.

    'Determination Date' means the day which is eight business days before the Closing Date.

    'Determination Price' means the mean average market price of Berkshire Common Stock for the twenty trading days immediately preceding the Determination Date. In calculating the average market price of Berkshire Common Stock, the market price on any trading day for which there are trades reported on the NASDAQ SmallCap or NASDAQ National Market shall be the last quoted trading price on that day, and the market price on any trading day for which no trades have been reported on the NASDAQ SmallCap or NASDAQ National Market shall be the average of the high bid and low asked prices on that day as reported by NASDAQ.

    'Dissenting Shares' mean shares of GSB Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who has duly exercised the right of appraisal (to the extent such right is available by law) with respect to such shares of GSB Common Stock pursuant to Section 262 of the DGCL.

    'Effective Time' shall be the close of business on the date on which the Merger is consummated by the filing of a Certificate of Merger with the Secretary of State of the State of Delaware.

    'Election Form' shall mean the form mutually prepared by Berkshire and GSB which shall be distributed to the GSB Stockholders and by which the GSB Stockholders can indicate their election to receive the Cash Merger Consideration or the Stock Merger Consideration.

    'Election Deadline' means the date agreed upon by Berkshire and GSB, and set forth in the Election Form, by which GSB Stockholders are required to return their election forms, as such date may be extended pursuant to the terms of this Agreement.

    'Environmental Laws' mean all federal, state and local laws, including statutes, regulations, ordinances, codes, rules and other governmental restrictions, standards and requirements relating to the discharge of air pollutants, water pollutants or process waste water or substances, as now or at any time hereafter in effect, including, but not limited to, the Federal Solid Waste Disposal Act, the Federal Hazardous Materials Transportation Act, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Comprehensive Environmental Responsibility Cleanup and Liability Act of 1980, as amended ('CERCLA'), regulations of the Environmental Protection Agency, regulations of the Nuclear Regulatory Agency, regulations of the Occupational Safety and Health Administration, and any so-called 'Superfund' or 'Superlien' Laws.

    'ERISA' means the Employee Retirement Income Security Act of 1974, as amended.

    'ESOP' means the Employee Stock Ownership Plan of GSB.

    'Exchange Act' means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

    'Exchange Agent' means American Stock Transfer & Trust Company or such other bank, trust company, transfer agent or other entity selected by Berkshire, with the consent of GSB, not to be unreasonably withheld.

    'Expenses' means all reasonable in amount and reasonably incurred out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the applicable Party and its affiliates) incurred by or on behalf of a Party to this Agreement in connection with the consummation of the transactions contemplated by this Agreement.

    'FDIC' means the Federal Deposit Insurance Corporation.

    'FRB' means the Board of Governors of the Federal Reserve System.

    'GAAP' means generally accepted accounting principles as in effect at the relevant date.

    'Goshen Savings Bank Common Stock' means the common stock of Goshen Savings Bank, par value $0.01 per share.

    'Government Approvals' means the approval, or non-objection after notice, of the Merger, the Subsidiary Merger, or the transactions related thereto by the Banking Board, the FDIC, the FRB and the OTS.

    'GSB' means GSB Financial Corporation and, except as the context otherwise requires, includes all GSB Subsidiaries.

    'GSB Common Stock' means the common stock of GSB, $0.01 par value.

    'GSB Financial Statements' means the audited financial statements of GSB for the years ended December 31, 1999, 1998 and 1997, and the unaudited financial statements of GSB for the periods ended March 31, 2000 and June 30, 2000, together with all notes to all such financial statements, as included in GSB's annual report on Form 10-K filed with the SEC for the fiscal year ended
December 31, 1999, and GSB's reports on Form 10-Q filed with the SEC for the periods ended March 31, 2000 and June 30, 2000.

    'GSB Real Property' means the real property, if any, owned by GSB or any GSB Subsidiary and used in the conduct of its business or held by GSB or such subsidiary as real estate owned or for any other purpose.

    'GSB Parties' means GSB and Goshen Savings Bank and, except as the context otherwise requires, includes all other GSB Subsidiaries.

    'GSB Schedule' means the Schedule of exceptions and other information prepared by GSB and delivered to Berkshire as described in the introductory paragraph of Article 3.

    'GSB Stock Options' mean options to purchase shares of GSB Common Stock granted pursuant to the GSB Stock Option Plan as approved by stockholders of GSB on February 25, 1998 and amended by stockholders on April 27, 2000.

    'GSB Stockholder' means a record holder of one or more shares of GSB Common Stock.

    'Merger' means the merger of GSB with and into Berkshire, with Berkshire surviving the merger.

    'Non-Election' means the failure of a GSB Stockholder to indicate a preference as to consideration to be received for its GSB Common Stock.

    'Non-Electing Shares' means outstanding shares of GSB Common Stock as to which there is a Non-Election.

    'OTS' means the Office of Thrift Supervision of the United States Department of the Treasury.

    'Person' means an individual, partnership (general or limited), corporation, joint venture, business trust, limited liability company, cooperative association or other form of business organization (whether or not regarded as a business entity under applicable law), trust, estate or any other entity.

    'Per Share Merger Consideration' means either the Cash Merger Consideration or Stock Merger Consideration.

    'Prospectus/Proxy' means the combined prospectus and proxy statement constituting the prospectus for the issuance of the Berkshire Common Stock as the Stock Merger Consideration pursuant to this Agreement and also constituting the proxy statement sent to the stockholders of Berkshire and GSB to solicit their votes on the approval of this Agreement, as the same is included in the Registration Statement as declared effective by the SEC, together with any supplement or amendment thereto included as part of any post-effective amendment.

    'Registration Statement' means the Securities Act registration statement on Form S-4 as filed with the SEC in order to register the offering of the Berkshire Common Stock constituting the offering of the Stock Merger Consideration, together with all filed amendments to such registration statement.

    'Regulatory Authorities' shall mean the OTS, the FRB, the FDIC and the Banking Board.

    'SEC' means the Securities and Exchange Commission.

    'Securities Act' means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

    'Securities Laws' means the Securities Act and the Exchange Act.

    'Stock Election' means the election by a stockholder to receive the Stock Merger Consideration for such stockholder's shares of GSB Common Stock.

    'Stock Election Shares' means shares as to which a Stock Election has been made.

    'Stockholder Materials' means a letter of transmittal, an instruction sheet and a return mailing envelope sent or made available to GSB Stockholders who have not duly submitted the certificates for shares of GSB Common Stock by the Election Deadline.

    'Stock Merger Consideration' means 0.6027 shares of Berkshire Common Stock.

    'Subsidiary' means a corporation, partnership, limited liability company or other business entity in which any party, or group of parties, to this Agreement owns, directly or indirectly, 50% or more of any class of equity securities or a comparable percentage equity ownership interest.

    'Subsidiary Merger' means the merger of Goshen Savings Bank with and into Berkshire Bank.

    'Superior Proposal' means a bona fide proposal to enter into an Acquisition Transaction that the board of directors of GSB determines in its good faith business judgment (after consultation with its financial advisors and legal counsel) (i) would result in a transaction that is more favorable to its stockholders, from a financial point of view, than the transactions contemplated by this Agreement, and (ii) is reasonably capable of being completed; provided, however, that, for the purposes of this definition, the term 'Acquisition Transaction' shall have the meaning ascribed to it herein except that the reference therein to 15% shall be deemed to be a reference to 50%.

    'Tax' means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

    'Tax Return' means any returns, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

    NOW THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

                                   AGREEMENT

                                   ARTICLE 1
                          TERMS OF THE REORGANIZATION

    1.1 The Merger. Subject to the satisfaction (or lawful waiver) of each of the conditions to the obligations of each of the Parties to this Agreement, at the Effective Time, GSB shall be merged with and into Berkshire, which latter corporation shall survive the Merger and is referred to herein in such capacity as the 'Surviving Corporation.' The Merger shall have the effects set forth in the DGCL, with respect to mergers of corporate entities.

    (a) Effects of the Merger. At the Effective Time, the separate existence of GSB shall cease, and Berkshire, as the Surviving Corporation, shall thereupon and thereafter possess all of the assets, rights, privileges, appointments, powers, licenses, permits and franchises of the two merged corporations, whether of a public or a private nature, and shall be subject to all of the liabilities, restrictions, disabilities and duties of GSB. The Merger is intended to be treated by the parties as a reorganization within the meaning of Section 368(a) of the Code.

    (b) Transfer of Assets. At the Effective Time, all rights, assets, licenses, permits, franchises and interests of GSB in and to every type of property, whether real, personal, or mixed, whether tangible or intangible, and choses in action shall be deemed to be vested in Berkshire as the Surviving Corporation by virtue of the Merger becoming effective and without any deed or other instrument or act of transfer whatsoever.

    (c) Assumption of Liabilities. At the Effective Time, the Surviving Corporation shall become and be liable for all debts, liabilities, obligations and contracts of GSB whether the same shall be matured or unmatured; whether accrued, absolute, contingent or otherwise; and whether or not reflected or reserved against in the balance sheets, other financial statements, books of account or records of GSB.

    1.2 Certificate of Incorporation, Bylaws, Directors, Officers and Name of the Surviving Corporation.

    (a) Certificate of Incorporation. At and after the Effective Time, the Certificate of Incorporation of Berkshire, as in effect immediately prior to the Effective Time, shall continue to be the Certificate of Incorporation of Berkshire as the Surviving Corporation, unless and until amended thereafter as provided by law and the terms of such Certificate of Incorporation.

    (b) Bylaws. At and after the Effective Time, the Bylaws of Berkshire, as in effect immediately prior to the Effective Time, shall continue to be the Bylaws of Berkshire as the Surviving Corporation, unless and until amended or repealed as provided by law, the Certificate of Incorporation of Berkshire and such Bylaws.

    (c) Directors and Officers. The directors and officers of Berkshire in office immediately prior to the Effective Time shall continue to be the directors and officers of the Surviving Corporation, to hold office as provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, unless and until their successors shall have been elected or appointed and shall have qualified or until they shall have been removed in the manner provided in said Certificate of Incorporation and Bylaws, provided, however, that the Board of Directors of Berkshire shall elect Thomas Guarino as a director of Berkshire. Mr. Guarino shall be elected for a term expiring at the next annual meeting of stockholders of Berkshire and shall be nominated for election as a director for a one year term at such annual meeting. Berkshire shall recommend Mr. Guarino for election by the stockholders and shall include him in management's proxy solicitation for such meeting. Greater, as the sole stockholder of Berkshire Bank, shall also elect Thomas Guarino and Clifford Kelsey as directors of Berkshire Bank. Messrs. Guarino and Kelsey shall be elected for terms expiring at the next annual meeting of stockholders of Berkshire Bank and at such meeting, Greater shall vote all its shares of Berkshire Bank stock to elect them as directors for one year terms. If either Mr. Guarino or Mr. Kelsey is unable or unwilling to serve, he shall be replaced by another person selected by Berkshire who was a director of GSB immediately prior to the Closing Date.

    (d) Advisory Board. Berkshire Bank shall offer the current directors of GSB seats on a to-be-formed Advisory Board of the Goshen Savings Bank division of Berkshire Bank for a period of at least three years. Such Advisory Board shall meet every other month and board members will receive board fees of $1,000 per meeting actually attended. Berkshire and Berkshire Bank shall have the right to send one or more representatives to attend Advisory Board meetings and the Advisory Board shall give Berkshire at least 15 days notice of the date, time and place of such meetings.

    (e) Fees. All directors described in Sections 1.2 (c) shall be entitled to the same fees and benefits as other directors, but no employee of Berkshire or Berkshire Bank shall be entitled to receive any directors fees or Advisory Board fees while an employee.

    (f) Name. The name of the Surviving Corporation following the Merger shall be 'Berkshire Bancorp Inc.'

    1.3 Availability of Information. Promptly after the execution by the Parties of this Agreement, each Party shall provide to the other Parties, its officers, employees, agents, and representatives, access, on reasonable notice and during customary business hours, to the books, records, properties and facilities of the Party and shall use its best efforts to cause its officers, employees, agents and representatives to cooperate with any of the reviewing Party's reasonable requests for information.

    1.4 Subsidiary Merger and Berkshire's Right to Revise the Structure of the Transaction. The Parties to this Agreement shall take all such action as shall be necessary or appropriate to effect the Subsidiary Merger pursuant to the terms, subject to the conditions and with the effects set forth in the Subsidiary Merger Agreement, immediately after the Merger. Berkshire shall have the right to revise the structure of the corporate reorganization contemplated by this Agreement (including, without limitation, the manner in which the Merger or the Subsidiary Merger are to be effectuated) in order to achieve tax benefits or for regulatory reasons which Berkshire may deem advisable. Berkshire may exercise this right of revision by giving written notice to GSB and Goshen Savings Bank in the manner provided in this Agreement which notice shall be in the form of an amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Reorganization provided, however, that such restructuring may not have a material adverse effect on the benefits of the Merger to GSB's stockholders, directors, officers and employees.

    1.5 Anti-dilution Provisions. In the event Berkshire changes the number of shares of Berkshire Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or any other distribution to stockholders of Berkshire except for dividends satisfying the requirements of Section 6.7., the Per Share Stock Consideration shall be proportionately adjusted.

                                   ARTICLE 2
                           DESCRIPTION OF TRANSACTION

    2.1 Terms of the Merger.

    (a) Satisfaction of Conditions to Closing. After the transactions contemplated herein have been approved by the stockholders of Berkshire and GSB and each other condition to the obligations of the Parties hereto, other than those conditions which are to be satisfied by delivery of documents by any Party to any other Party, has been satisfied or, if lawfully permitted, waived by the Party or Parties entitled to the benefits thereof, the Closing will be held on the date and at the time of day and place referred to in this Agreement. At the Closing, the Parties shall use their best efforts to deliver the certificates, letters and opinions which constitute conditions to effecting the Merger and the Subsidiary Merger and each Party will provide the other Parties with such proof or indication of satisfaction of the conditions to the obligations of such other Parties to consummate the Merger as such other Parties may reasonably require. If all conditions to the obligations of each of the Parties shall have been satisfied or lawfully waived by the Party entitled to the benefits thereof, the Parties shall, at the Closing, duly execute a Certificate of Merger and such documents prepared by Berkshire as are required to be filed with the Secretary of State of the State of Delaware to effect the Merger and promptly thereafter GSB and Berkshire shall take all steps necessary or desirable to consummate the Merger in accordance with all applicable laws, rules and regulations. The Parties shall thereupon take such other and further actions as Berkshire shall reasonably direct or as may be required by law or this Agreement to consummate the transactions contemplated herein.

    (b) Effective Time. Upon the satisfaction of all conditions to Closing, the Merger shall become effective on the date and at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and/or time as may be agreed upon by the Parties and set forth in the Certificate of Merger so filed.

    2.2 Conversion of Stock.

    (a) Consideration. At the Effective Time, each share of GSB Common Stock then issued and outstanding (other than shares held directly or indirectly by Berkshire, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive from Berkshire the cash and/or shares of stock of Berkshire constituting the Per Share Merger Consideration, provided, however, that any shares of GSB Common Stock which are owned by the trust created under the GSB Incentive Stock Award Plan and which have not been awarded to employees or directors at the Effective Time shall be canceled and no payment therefor shall be made. Berkshire covenants and agrees to pay the Cash Merger Consideration and the Stock Merger Consideration, as applicable, to GSB Stockholders, subject to the satisfaction of the conditions set forth in this Agreement. As of the Effective Time, each share of the GSB Common Stock held directly or indirectly by Berkshire, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled, retired and cease to exist, and no exchange or payment shall be made with respect thereto.

    (b) Cash or Stock Merger Consideration. Each stockholder of record of GSB Common Stock shall have the right to elect to receive the Cash Merger Consideration or the Stock Merger Consideration as to each share of GSB Common Stock owned by such stockholder, subject however to the allocation, adjustment and proration procedures set forth below.

    (c) Fractional Shares. Fractional shares of Berkshire Common Stock shall not be issued and each holder of GSB Common Stock who would otherwise be entitled to receive any such fractional shares (taking into account all share amounts to which such holder is otherwise entitled hereunder) shall receive cash (without interest) in lieu thereof in an amount equal to the fraction of the share of Berkshire Common Stock to which such holder would otherwise be entitled multiplied by the Determination Price. No Person entitled to receive a fractional share of Berkshire Common Stock will be entitled to dividends, voting rights or any other rights of a stockholder of Berkshire with respect to such fractional share.

    (d) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into or be exchangeable for the right to receive the consideration provided in this Section 2.2 unless and until such holder fails to perfect his or her right to an appraisal or effectively withdraws or loses such right under the DGCL, as the case may be. If such holder fails to perfect his right to dissent or effectively withdraws or loses such right, each of his or her shares of GSB Common Stock shall thereupon be deemed to be Cash Election Shares.

    (e) Treatment of Options. At the Effective Time, each unexercised GSB Stock Option shall be automatically converted into an option to purchase 0.6027 shares of Berkshire Common Stock for each share of GSB Common Stock covered by such option, with an exercise price equal to the exercise price of such option prior to conversion, divided by 0.6027; provided, however, that as to any option which is an incentive stock option under Section 422 of the Code, the exercise price of the new option shall be not less than the amount which bears the same relationship to the fair market value of outstanding shares of Berkshire Common Stock immediately after the Merger as the exercise price of the GSB Stock Option bears to the fair market value of outstanding shares of GSB Common Stock immediately prior to the Merger; and provided further that, after any adjustment which may be required by the preceding proviso, the exercise price of the new option shall be further increased, if necessary, so that the amount determined by subtracting the exercise price of the new option from the fair market value of outstanding shares of Berkshire Common Stock immediately after the Merger and multiplying said difference by the number of shares covered by such option shall not be more than the amount determined by subtracting the exercise price of the GSB Stock Option from the fair market value of outstanding shares of GSB Common Stock immediately prior to the merger and multiplying said difference by the number of shares covered by the GSB Stock Option.

    (f) Calculation Schedule. The calculations of the respective amounts of cash and Berkshire Common Stock payable and issuable pursuant to the terms of this Agreement shall be calculated by the Exchange Agent and approved by Berkshire and GSB as soon as practicable and no later than the Effective Time.

    2.3 Election and Allocation Procedures.

    (a) Election by GSB Stockholders. Subject to and in accordance with the allocation and election procedures set forth herein, each GSB Stockholder shall, prior to the Election Deadline, specify (i) the number of whole shares of GSB Common Stock held by such Stockholder as to which such Stockholder shall desire to receive the Cash Merger Consideration, and (ii) the number of whole shares of GSB Common Stock held by such Stockholder as to which such Stockholder shall desire to receive the Stock Merger Consideration.

    (b) Allocation of Cash and Stock. Notwithstanding anything herein to the contrary, and after taking into consideration Dissenting Shares and cash paid in lieu of fractional shares, and after excluding shares for which no consideration is payable as described in Section 2.2(a), not less than 50.1% nor more than 60% of the outstanding GSB Common Stock shall be exchanged for Berkshire Common Stock and all remaining GSB Common Stock shall be converted into the right to receive the Cash Merger Consideration. Such result shall be accomplished through the following adjustments to the elections made by GSB Stockholders, and by giving due consideration to cash payments for fractional shares:

        (1) If the number of Cash Election Shares is in excess of 49.9% of the Aggregate Shares, then (i) Non-Electing Shares shall be deemed to be Stock Election Shares, (ii) Dissenting Shares shall be treated as Cash Election Shares without adjustment, and (iii)(A) Cash Election Shares of each GSB Stockholder who made the Cash Election shall be reduced pro rata by multiplying the number of Cash Election Shares of such GSB Stockholder by a fraction, the numerator of which is the number of shares of GSB Common Stock equal to 49.9% of the Aggregate Shares, minus Dissenting Shares, and the denominator of which is the aggregate number of Cash Election Shares of all GSB Stockholders, excluding Dissenting Shares, and (B) the shares of such stockholder representing the difference between such GSB Stockholder's initial Cash Election and such stockholder's reduced Cash Election pursuant to clause (A) shall be converted into and be deemed to be Stock Election Shares.

        (2) If the number of Stock Election Shares is in excess of 60% of the Aggregate Shares, then (i) Non-Electing Shares shall be deemed to be Cash Election Shares and (ii) (A) Stock Election Shares of each GSB Stockholder shall be reduced pro rata by multiplying the number of Stock Election Shares of such GSB Stockholder by a fraction, the numerator of which is the number of shares of GSB Common Stock equal to 60% of the Aggregate Shares and the denominator of which is the aggregate number of Stock Election Shares of all GSB Stockholders, and (B) the shares of such Holder representing the difference between such GSB Stockholder's initial Stock Election and such GSB Stockholder's reduced Stock Election pursuant to clause (A) shall be converted into to and be deemed to be Cash Election Shares.

        (3) If the number of Cash Election Shares is less than 49.9% of the Aggregate Shares and the number of Stock Election Shares is less than 50.1% of the Aggregate Shares, then (i) there shall be no adjustment to the elections made by electing GSB Stockholders, (ii) there shall be no adjustment to the GSB Stockholder's Dissenting Shares, if any, and (iii) Non-Electing Shares of each GSB Stockholder shall be treated as Stock Elections Shares and/or as Cash Election Shares in proportion to the respective amounts by which the Cash Election Shares and the Stock Election Shares are less than the 49.9% and 50.1% limits, respectively.

        (4) If the number of Cash Election Shares is less than 49.9% of the Aggregate Shares and the number of Stock Election Shares is 50.1% or more but not more than 60% of the Aggregate Shares, then (i) there shall be no adjustment to the elections made by electing GSB Stockholders, (ii) there shall be no adjustment to the Dissenting Shares, if any, and
    (iii) Non-Electing Shares shall be deemed to be Cash Election Shares.

    (c) Receipt of Payment. After taking into account the foregoing adjustment provisions, each Cash Election Share (including those deemed to be Cash Election Shares) shall receive in the Merger the Cash Merger Consideration pursuant to
Section 2.2(b) and each Stock Election Share (including those deemed to be Stock Election Shares) shall receive in the Merger the Stock Merger Consideration (and cash in lieu of fractional shares) pursuant to Section 2.2(b).

    (d) Satisfaction of Conditions to Closing. Notwithstanding any other provision of this Agreement, if the application of the provisions of this Section would result in GSB Stockholders receiving a number of shares of Berkshire Common Stock that would prevent the Per Share Merger Consideration, calculated in such manner as is necessary to determine compliance with the requirements of Section 368(a) of the Internal Revenue Code for a tax-free reorganization (as determined by counsel to Berkshire, in its reasonable discretion), from consisting in the aggregate of not more than 49.9% Cash Merger Consideration and not less than 50.1% Stock Merger Consideration or otherwise prevent the satisfaction of any of the conditions set forth in Article 7 hereof, the number of shares otherwise allocable to GSB Stockholders pursuant to this section shall be adjusted in an equitable manner as shall be necessary to enable the satisfaction of all conditions.

    2.4 Election Procedures.

    (a) The Election Form shall be distributed to each GSB Stockholder at such time as GSB and Berkshire shall determine and shall specify the date by which all such elections must be made, which date shall be the date of the meeting of GSB Stockholders to approve the Merger or such other date determined by GSB and Berkshire.

    (b) Elections shall be made by GSB Stockholders by mailing to the Exchange Agent a completed Election Form. To be effective, an Election Form must be properly completed, signed and submitted to the Exchange Agent accompanied by certificates representing the shares of GSB Common Stock as to which the election is being made (or by an appropriate guaranty of delivery by a commercial bank or trust company in the United States or a member of a registered national security exchange or the National Association of Securities Dealers, Inc.), or by evidence that such certificates have been lost, stolen or destroyed accompanied by such security or indemnity as shall be reasonably requested by Berkshire. An Election Form and accompanying share certificates must be received by the Exchange Agent by the close of business on the Election Deadline. An election may be changed or revoked but only by written notice received by the Exchange Agent prior to the Election Deadline including, in the case of a change, a properly completed revised Election Form.

    (c) Berkshire, or the Exchange Agent if so designated by Berkshire, shall determine in the reasonable exercise of discretion, whether the Election Forms have been properly completed, signed and submitted or changed or revoked and may disregard immaterial defects in Election Forms. Berkshire or the Exchange Agent, as applicable, will notify the applicable stockholder of any defect in an Election Form by regular mail or such other method of notice which can reasonably be expected to be at least as prompt.

    (d) For the purposes hereof, a GSB Stockholder who does not submit an effective Election Form to the Exchange Agent prior to the Election Deadline shall be deemed to have made a Non-Election.

    (e) In the event that this Agreement is terminated pursuant to the provisions hereof and any certificates for shares have been transmitted to the Exchange Agent pursuant to the provisions hereof, Berkshire and GSB shall cause the Exchange Agent to promptly return such certificates to the Person submitting the same.

    2.5 Mechanics of Payment of Consideration.

    (a) Payment of the Merger Consideration. Berkshire shall deposit with the Exchange Agent sufficient certificates representing Berkshire Common Stock and sufficient cash to enable the Exchange Agent to distribute the Merger Consideration as determined pursuant to this Agreement. Within three business days after the Effective Time, the Exchange Agent shall distribute, to all GSB Stockholders who have properly submitted Election Forms together with their share certificates or proper proofs with respect to lost certificates, the Cash Merger Consideration and the Stock Merger Consideration to which each such stockholder is entitled. Within five business days after receiving properly completed Stockholder Materials, as set forth in Section 2.5(b), from any GSB Stockholder who made a Non-Election, the Exchange Agent shall likewise distribute to such GSB Stockholder the Cash Merger Consideration or Stock Merger Consideration, or a combination of both, which such stockholder is entitled to receive.

    (b) Submission Procedures for Non-Electing Shares. Within five business days after the Effective Time, the Exchange Agent shall send the Stockholder Materials to each GSB Stockholder who has made a Non-Election. All Stockholder Materials shall be sent by first class United States mail to such GSB Stockholders at the addresses set forth on the official stockholder records of GSB. Berkshire shall also make appropriate provisions with the Exchange Agent to enable GSB Stockholders to obtain the Stockholder Materials from, and to deliver the certificates formerly representing shares of GSB Common Stock to, the Exchange Agent in person, commencing on or not later than the second business day following the Closing Date. Upon receipt of the appropriate Stockholder Materials, together with the certificates formerly evidencing and representing all of the shares of GSB Common Stock which were validly held of record by such holder, the Exchange Agent shall take prompt action to process such certificates formerly evidencing and representing shares of GSB Common Stock received by it (including the prompt return of any defective submissions with instructions as to those actions which may be necessary to remedy any defects) and to mail to the former GSB Stockholders in exchange for the certificate(s) surrendered by them, the Consideration to be issued or paid for each such GSB Stockholder's shares pursuant to the terms hereof.

    (c) Rights Appurtenant to Certificates; Lost Certificates. After the Effective Time and until properly surrendered to the Exchange Agent, each outstanding certificate or certificates which formerly evidenced and represented GSB Common Stock shall be deemed for all purposes to represent and evidence only the right to receive the Cash or Stock Merger Consideration into which such GSB Common Stock was converted. The Cash or Stock Merger Consideration shall not be paid to the record holder of any GSB Common Stock until the certificate therefor is surrendered in the manner required. Each GSB Stockholder will be responsible for all federal, state and local taxes which may be incurred by him on account of his receipt of the Consideration to be paid in the Merger. A GSB Stockholder whose certificate(s) have been lost or destroyed may nevertheless, subject to the provisions of this Article, receive Cash or Stock Merger Consideration to which such GSB Stockholder is entitled, provided that such GSB Stockholder must first deliver to Berkshire or to the Exchange Agent: (i) a sworn statement certifying such loss or destruction and specifying the circumstances thereof and
(ii) a lost instrument bond in form satisfactory to Berkshire and the Exchange Agent which has been duly executed by a corporate surety satisfactory to Berkshire and the Exchange Agent, indemnifying the Surviving Corporation, Berkshire, the Exchange Agent (and their respective successors) to their satisfaction against any loss or expense which any of them may incur as a result of such lost or destroyed certificates being thereafter presented. Any costs or expenses which may arise from such replacement procedure, including the premium on the lost instrument bond, shall be paid by the GSB Stockholder.

    (d) Stock Transfer Books. At the Effective Time, the stock transfer books of GSB shall be closed and no transfer of shares of GSB Common Stock shall be made thereafter.

    (e) Reservation, Registration and Listing of Shares of Berkshire Common Stock. Berkshire shall reserve for issuance, register under the Securities Laws and apply for listing for trading on the NASDAQ National Market or Small Cap Market a sufficient number of shares of Berkshire Common Stock for the purpose of issuing shares of Berkshire Common Stock to the GSB Stockholders in accordance with the terms and conditions of this Article.

    (f) Right to Receive Dividends on Berkshire Common Stock. Each GSB Stockholder who is entitled to receive the Stock Merger Consideration shall be entitled, to the same extent as other holders of Berkshire Common Stock, to payments of dividends, if any, on Berkshire Common Stock if the record date for such dividend is on or after the Closing Date, provided, however, that such dividends shall be paid, without interest, only after the GSB Stockholder submits his or her certificate for GSB Common Stock pursuant to Sections 2.4(b) or 2.5(b) or complies with the requirements of Section 2.5(c) with respect to lost stock certificates. All dividends not paid on the dividend payment date pursuant to this Section shall be paid by Berkshire to the Exchange Agent, which shall remit them to the applicable stockholder upon satisfaction of the conditions set forth in this Section 2.5(f).

    2.6 Time and Place of Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.1 and subject to the satisfaction or waiver of the conditions set forth in Article 7, the Closing will take place at 10:00 a.m. on the Closing Date, at the offices of the attorneys for Berkshire in New York City, unless another date, time or place is agreed to in writing by the parties hereto.

    2.7 Voting Agreements. Simultaneously herewith, each director and executive officer of the GSB Parties and the Berkshire Parties shall enter into an agreement, substantially in the form annexed hereto as Exhibit C, in which he or she agrees to vote all his or her shares of GSB Common Stock and Berkshire Common Stock which such person may vote, or whose vote may be directed by such person, in favor of the transactions contemplated by this Agreement at the meeting of stockholders at which this Agreement is considered.

                                   ARTICLE 3
               REPRESENTATIONS AND WARRANTIES OF THE GSB PARTIES

    EXCEPT AS OTHERWISE DISCLOSED IN ONE OR MORE SCHEDULES DATED AS OF THE DATE HEREOF, numbered to correspond to the following Sections, and delivered concurrently with this Agreement, both as of the date hereof and as of the Effective Time, the GSB Parties represent and warrant to the Berkshire Parties as follows:

    3.1 Organization and Qualification of GSB and Subsidiaries. GSB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and (i) has all requisite corporate power and authority to own, operate and lease its material properties and to carry on its business as it is currently being conducted; (ii) is in good standing and is duly qualified to do business in each jurisdiction where the character of its properties owned or held under lease or the nature of its business is such that a failure to be so qualified would have a material adverse effect on the GSB Parties taken as a whole; and (iii) is a savings and loan holding company under the regulations of the OTS. Goshen Savings Bank is a federal stock savings bank, duly organized, validly existing and in good standing under the laws of the United States and engages only in activities (and holds properties only of the types) permitted by the law of the United States and the rules and regulations promulgated by the OTS thereunder and the FDIC for insured depository institutions. Goshen Savings Bank's deposit accounts are insured by the Bank Insurance Fund as administered by the FDIC to the fullest extent permitted under applicable law. GSB has only one other Subsidiary, GSB Investment Services, Inc., which subsidiary has not conducted any business for at least twelve months and will not conduct any business from the date hereof until the Effective Time. GSB Financial Services, Inc. has no material assets other than cash and cash equivalents and has no liabilities. Goshen Savings Bank has no Subsidiaries.

    3.2 Authorization, Execution and Delivery; Agreement Not in Breach.

    (a) The GSB Parties have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the proposed transactions have been duly authorized by the unanimous vote of the entire Boards of Directors of the GSB Parties and no other corporate proceedings on the part of the GSB Parties are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for the approval of their respective stockholders. This Agreement and all other agreements and instruments herein contemplated to be executed by the GSB Parties have been (or upon execution will have been) duly executed and delivered by the GSB Parties and constitute (or upon execution will constitute) legal, valid and enforceable obligations of the GSB Parties, subject, as to enforceability, to applicable bankruptcy, insolvency, receivership, conservatorship, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion.

    (b) The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, and the fulfillment of the terms hereof will not result in a material violation or breach of any of the terms or provisions of, or constitute a material default under (or an event which, with the passage of time or the giving of notice, or both, would constitute such a default under), or conflict with, or permit the acceleration of, any material obligation under, any material mortgage, lease, covenant, agreement, indenture or other instrument to which any of the GSB Parties is a party or by which any of them is bound, the Certificate of Incorporation and Bylaws of GSB or the Charter and bylaws of Goshen Savings Bank; or any material judgment, decree, order, regulatory letter of understanding or award of any court, governmental body, authority or arbitrator by which any of the GSB Parties is bound, or any material permit, concession, grant, franchise, license, law, statute, ordinance, rule or regulation applicable to any of the GSB Parties or the properties of any of them; or result in the creation of any material lien, claim, security interest, encumbrance, charge, restriction or right of any third party of any kind whatsoever upon the properties or assets of any of the GSB Parties; except that the Government Approvals must be obtained in order for the GSB Parties to consummate the Merger and Subsidiary Merger.

    3.3 No Legal Bar. None of the GSB Parties is a party to, or subject to or bound by, any material agreement, judgment, order, letter of understanding, writ, prohibition, injunction or decree of any court or other governmental authority or body of competent jurisdiction, or any law which would prevent the execution of this Agreement by any of the GSB Parties, the delivery hereof to the Berkshire Parties or the consummation of the transactions contemplated hereby (except for such laws as require that the Government Approvals be obtained), and no action or proceeding is pending against any of the GSB Parties in which the validity of this Agreement, any of the transactions contemplated hereby or any action which has been taken by any of the Parties in connection herewith, or, in connection with any of the transactions contemplated hereby, is at issue.

    3.4 Government and Other Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state or local governmental authority is required to be made or obtained by the GSB Parties in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement except for the approval of the Banking Board, the FDIC, the FRB, the OTS and the SEC (as to the issuance of the Stock Merger Consideration) nor is any consent or approval required from any landlord, licensor or other non-governmental party which has granted rights to any of the GSB Parties in order to avoid forfeiture or impairment of such rights which are material to the business of the GSB Parties taken as a whole. None of the GSB Parties is aware of any facts, circumstances or reasons why such Government Approvals should not be forthcoming or which would prevent or hinder such approvals from being obtained.

    3.5 Licenses, Franchises and Permits. The GSB Parties hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses. The benefits of all of such licenses, franchises, permits and authorizations are in full force and effect and may continue to be enjoyed by a successor to the GSB Parties subsequent to the Closing of the transactions contemplated herein without any consent or approval, other than the Government Approvals, subject to the legal right and authority of such successor to engage in the activities licensed, franchised, permitted or authorized thereby. None of the GSB Parties has received notice of any proceeding for the suspension or revocation of any such license, franchise, permit, or authorization and no such proceeding is pending or, to the best knowledge of the GSB Parties, has been threatened by any governmental authority.

    3.6 Charter Documents. GSB has provided to Berkshire true and correct copies of the Certificate of Incorporation or Charter and Bylaws of GSB, Goshen Savings Bank, and all GSB Subsidiaries.

    3.7 GSB Financial Statements. The consolidated statements of financial condition contained in the GSB Financial Statements fairly present the consolidated financial condition of GSB as of the respective dates set forth therein, and the related consolidated statements of operations, changes in stockholders' equity and cash flows in the GSB Financial Statements fairly present the results of the consolidated operations, changes in stockholders' equity and cash flows of GSB for the respective periods or as of the respective dates set forth therein, in each case in conformity with GAAP consistently applied, it being understood that GSB's interim financial statements are not audited, not prepared with related notes and are subject to normal year-end adjustments.

    3.8 Absence of Certain Changes. Except as provided for or contemplated in this Agreement, since the Balance Sheet Date there has not been:

    (a) any material transaction by the GSB Parties not in the ordinary course of business and in conformity with past practice;

    (b) any material adverse change in the business, property, assets (including loan portfolios), liabilities (whether absolute, accrued, contingent or otherwise), operations, liquidity, income, condition or net worth of the GSB Parties taken as a whole;

    (c) any damage, destruction or loss, whether or not covered by insurance, which has had or may have a material adverse effect on any of the properties or business prospects of the GSB Parties taken as a whole or their future use and operation by the GSB Parties taken as a whole;

    (d) any acquisition or disposition by the GSB Parties of any property or asset of the GSB Parties, whether real or personal, having a fair market value, singularly or in the aggregate, in an amount greater than fifteen thousand dollars ($15,000) other than acquisitions or dispositions made in the ordinary course of business;

    (e) any mortgage, pledge or subjection to lien, charge or encumbrance of any kind on any of the respective properties or assets of the GSB Parties, except to secure extensions of credit in the ordinary course of business and in conformity with past practice (pledges of and liens on assets to secure Federal Home Loan Bank or Federal Reserve Bank of New York advances being deemed both in the ordinary course of business and consistent with past practice);

    (f) any amendment, modification or termination of any contract or agreement (other than contracts or agreements related to loans made by Goshen Savings
Bank) in excess of $10,000, relating to any of the GSB Parties, to which any of the GSB Parties is a party which would have a material adverse effect upon the financial condition or operations of the GSB Parties taken as a whole;

    (g) any increase in, or commitment to increase, the compensation payable or to become payable to any officer, director, employee or agent of any of the GSB Parties, or any bonus payment, similar arrangement, stock option award or restrictive stock award made to or with any of such officers, directors, employees or agents;

    (h) any incurring of, assumption of, or taking of, by any of the GSB Parties, any property subject to, any liability in excess of $15,000, except for liabilities incurred or assumed or property taken subsequent to the Balance Sheet Date in the ordinary course of business and in conformity with past practice; or

    (i) any material alteration in the manner of keeping the books, accounts or records of any of the GSB Parties, or in the accounting policies or practices therein reflected, except as required by GAAP and requirements of Regulatory Authorities.

    3.9 Deposits. None of the Goshen Savings Bank deposits (consisting of certificates of deposit, savings accounts, NOW accounts, money market accounts and checking accounts), is a brokered deposit.

    3.10 Properties. Section 3.10 of the GSB Schedule contains a true and complete list of all real property owned or leased by GSB, Goshen Savings Bank or any GSB Subsidiary. Except as adequately reserved against in the GSB Financial Statements or disposed of since the Balance Sheet Date in the ordinary course of business, GSB and each GSB Subsidiary has good and, as to real property, marketable title free and clear of all material liens, encumbrances, charges, defaults, or equities of whatever character to all of the material properties and assets, reflected in the GSB Financial Statements as being owned by GSB or any GSB Subsidiary as of the dates thereof. All buildings, and all fixtures, equipment, and other property and assets that are material to the business of GSB and the GSB Subsidiaries on a consolidated basis, held under leases or subleases by GSB or any GSB Subsidiary, are held under valid instruments enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws affecting the enforcement of creditors' rights generally, or by equitable principles).

    3.11 Condition of Fixed Assets and Equipment. Section 3.11 of the GSB
Schedule is a list of all fixed assets and equipment used in the conduct of the business of GSB as of the balance sheet date. Each such item of GSB's fixed assets and equipment having a net book value in excess of Ten Thousand Dollars ($10,000) is in good operating condition and repair, normal wear and tear excepted.

    3.12 Tax Matters.

    (a) All federal, state and local Tax Returns required to be filed by or on behalf of the GSB Parties have been timely filed. All Tax Returns filed are, and the information contained therein is, complete and accurate in all material respects. All Tax obligations reflected in such returns have been timely paid. None of the GSB Parties is currently the beneficiary of any extension of time within which to file any Tax Return. As of the date of this Agreement, there is no audit examination, deficiency, or refund litigation or matter in controversy with respect to any Taxes that might reasonably be expected to result in a determination materially adverse to the GSB Parties taken as a whole except as fully reserved for in the GSB Financial Statements. All Taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation have been paid;

    (b) None of the GSB Parties has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect;

    (c) Adequate provision for any federal, state or local Taxes due or to become due for the GSB Parties for all periods through and including June 30, 2000, has been made and is reflected on the June 30, 2000 financial statements included in GSB's Report on Form 10-Q for such period, and have been and will continue to be made with respect to periods ending after June 30, 2000 on a basis consistent with its historic Tax accounting practices and GAAP;

    (d) Deferred taxes of the GSB Parties have been and will be provided for in accordance with GAAP; and

    (e) Neither the Internal Revenue Service nor any state, local or other taxing authority is now asserting or threatening to assert against any of the GSB Parties any deficiency or claim for additional Taxes, or interest thereon or penalties in connection therewith. All income, payroll, withholding, property, excise, sales, use, franchise and transfer taxes, and all other Taxes, charges, fees, levies or other assessments, imposed upon the GSB Parties by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other taxing authority, including all interest, penalties or additions attributable thereto, which are due and payable by any of the GSB Parties, either have been paid in full or have been properly accrued and reflected in the GSB Financial Statements.

    (f) None of the GSB Parties has made any material payments, is obligated to make any material payments, or is a party to any agreement that under certain circumstances could obligate it to make any material payments that will not be deductible under Section 280G of the Code.

    (g) None of the GSB Parties (i) is a party to any Tax allocation or sharing agreement, (ii) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was GSB), or (iii) has any Tax liability for any party (other than the GSB Parties) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

    3.13 Litigation. There is no action, suit or proceeding pending against any of the GSB Parties, or to the best knowledge of any of the GSB Parties, threatened against or affecting GSB, Goshen Savings Bank or any of their assets, before any court or arbitrator or any governmental body, agency or official that may, if decided against any of the GSB Parties, have a material adverse effect on the business, properties, assets, liabilities, or condition (financial or other) of the GSB Parties taken as a whole and that are not reflected in the GSB Financial Statements.

    3.14 Environmental Matters. To the knowledge of the GSB Parties, the GSB Real Property is in material compliance with all Environmental Laws, and there are no conditions existing currently which would subject any of the GSB Parties to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or assertions thereof, or which require cleanup, removal, remedial action or other response pursuant to Environmental Laws by any of the GSB Parties. None of the GSB Parties is a party to any litigation or administrative proceeding, nor have either of them (either in their own capacity or as trustee or fiduciary), materially violated Environmental Laws nor, to their knowledge are the GSB Parties (either in their own capacity or as trustee or fiduciary) required to clean up, remove or take remedial or other responsive action due to the disposal, depositing, discharge, leaking or other release of any hazardous substances or materials. To the knowledge of the GSB Parties, none of the GSB Real Property is, nor are the GSB Parties, subject to any judgment, decree, order or citation related to or arising out of any Environmental Laws. To the knowledge of the GSB Parties, no material permits, licenses or approvals are required under Environmental Laws relative to the GSB Real Property; and none of the GSB Parties has stored, deposited, treated, recycled, used or disposed of any materials (including, without limitation, asbestos) on, under or at the GSB Real Property (or tanks or other facilities thereon containing such materials), which materials if known to be present on the GSB Real Property or present in soils or ground water, would require cleanup, removal or some other remedial action under the Environmental Laws.

    3.15 Insurance. Section 3.15 of the GSB Schedule includes a complete list of all insurance policies (other than title insurance policies or insurance policies of which Goshen Savings Bank is a beneficiary incident to the making of individual loans) held by GSB or Goshen Savings Bank. There are no outstanding unresolved claims for losses under any such insurance policies. The GSB Parties have paid all amounts due and payable under any insurance policies and guaranties applicable to them and their assets and operations; all such insurance policies and guaranties are in full force and effect; and the GSB Parties and all of the GSB Real Estate and other material properties are insured against fire, casualty, theft, loss, and such other events against which it is customary to insure, all such insurance policies being in amounts that are adequate and are consistent with past practices and experience.

    3.16 Books and Records. The minute books of the GSB Parties contain, in all material respects, accurate records of and fairly reflect all actions taken at all meetings and accurately reflect all other corporate action of the stockholders and the boards of directors and each committee thereof. The books and records of the GSB Parties fairly and accurately reflect the transactions to which the GSB Parties are or have been parties or by which their properties are subject or bound, and such books and records have been properly kept and maintained.

    3.17 Capitalization of GSB. The authorized capital stock of GSB consists of 4,500,000 shares of common stock having a par value of $0.01 per share, 500,000 shares of preferred stock, $0.01 par value per share, and no other class of equity security. As of the date of this Agreement, 2,248,250 shares of GSB Common Stock were issued, of which 1,984,538 were outstanding and 263,712 were held in treasury, and no shares of GSB's preferred stock were issued or outstanding. Of the outstanding shares, 31,956 shares represent unawarded shares held in trust pursuant to the GSB Incentive Stock Award Plan and 40,246 shares represent awarded but unvested shares held by such trust. All of the outstanding GSB Common Stock is validly issued, fully-paid and nonassessable and has not been issued in violation of any preemptive rights of any GSB Stockholder. There are 130,237 validly issued, outstanding GSB Stock Options, all of which are either currently exercisable or which will become exercisable upon or prior to the Merger, and there are no other options, rights, warrants, scrip or similar rights to purchase shares of GSB Common Stock from GSB outstanding.
Section 3.17 of the GSB Schedule contains a true and complete list of all outstanding stock options and awards under the GSB Incentive Stock Award Plan. There are no other outstanding securities or other obligations which are convertible into GSB Common Stock or into any other equity or debt security of GSB, and no outstanding options, warrants, rights, scrip, rights to subscribe to, calls or other commitments of any nature which would entitle the holder, upon exercise thereof, to be issued GSB Common Stock or any other equity or debt security of GSB. Accordingly, immediately prior to the Effective Time, there will be not more than 2,114,775 shares of GSB Common Stock issued and outstanding on a fully diluted basis (consisting of 1,984,538 shares currently outstanding plus 130,237 unexercised options which may be exercised). GSB owns and is the beneficial record holder of, and has good and freely transferable title to, 1,000 shares of Goshen Savings Bank Common Stock, which are all of the issued and outstanding shares of Goshen Savings Bank capital stock and which are owned by GSB free and clear of all liens, charges or encumbrances. Such Goshen Savings Bank Common Stock is not subject to any voting trusts, agreements or similar arrangements or other claims which could affect the ability of GSB to freely vote such stock in support of the transactions contemplated herein.

    3.18 Sole Agreement. With the exception of this Agreement, neither GSB, nor Goshen Savings Bank, nor any Subsidiary of either, has been or is a party to: any letter of intent or agreement to merge, to consolidate, to sell or purchase assets (other than in the normal course of its business) or any other agreement which contemplates the involvement of GSB or Goshen Savings Bank or any Subsidiary of either (or any of their assets) in any business combination of any kind; or any agreement obligating GSB or Goshen Savings Bank to issue or sell or authorize the sale or transfer of any shares of capital stock of GSB or Goshen Savings Bank, except for options and awards under the GSB Stock Option Plan or Incentive Stock Award Plan disclosed in the GSB Schedule. There are no (nor will there be at the Effective Time any) shares of capital stock or other equity securities of GSB or Goshen Savings Bank outstanding, except for shares of GSB Common Stock and Goshen Savings Bank Common Stock presently issued and outstanding (or issuable upon the exercise of outstanding stock options), and there are no (nor will there be at the Effective Time any) outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any of the GSB Parties, or contracts, commitments, understandings, or arrangements by which any of the GSB Parties is or may be bound to issue additional shares of their capital stock or options, warrants, or rights to purchase or acquire any additional shares of their capital stock. There are no (nor will there be at the Effective Time any) contracts, commitments, understandings, or arrangements by which any of the GSB Parties is or may be bound to transfer or issue to any third party any shares of the capital stock of Goshen Savings Bank, and there are no (nor will there be at the Effective Time any) contracts, agreements, understandings or commitments relating to the right of GSB to vote or to dispose of any such shares.

    3.19 Disclosure.

    (a) The information concerning, and representations and warranties made by, the GSB Parties set forth in this Agreement, or in the GSB Schedule, or in any document, statement, certificate or other writing furnished or to be furnished by the GSB Parties to the Berkshire Parties pursuant hereto, do not and will not contain any untrue statement of a material fact or omit and will not omit to state a material fact required to be stated herein or therein which is necessary to make the statements and facts contained herein or therein, in light of the circumstances in which they were or are made, not false or misleading.

    (b) None of the information prepared by, or on behalf of, GSB or any GSB Subsidiary regarding GSB, Goshen Savings Bank or any other GSB Subsidiary included or to be included in the Prospectus/Proxy and any other documents to be filed with the SEC, or any other Regulatory Authority in connection with the transactions contemplated herein, will, at the respective times such documents are filed, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents which GSB or any GSB Subsidiary is responsible for filing with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws and the rules and regulations promulgated thereunder. Without limiting the foregoing, at the time the Prospectus/Proxy is mailed to GSB Stockholders and Berkshire Stockholders and at all times subsequent to such mailing, up to and including the date of the stockholders meetings at which the Merger and this Agreement will be presented for approval, the Registration Statement, with respect to all information relating to the GSB Parties, (i) will comply in all material respects with the applicable provisions of the Securities Laws and (ii) will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements made therein not false or misleading, or required to be stated therein or necessary to correct any statement made in an earlier communication with respect to such matters which have become false or misleading.

    (c) Copies of all documents heretofore or hereafter delivered or made available to the Berkshire Parties by GSB or Goshen Savings Bank pursuant hereto were or will be complete and accurate copies of such documents.

    3.20 Absence of Undisclosed Liabilities. None of the GSB Parties has any obligation or liability that is material to the financial condition or operations of any of them, or that, when combined with all similar obligations or liabilities, would be material to their financial condition or operations
(i) except as disclosed in the GSB Financial Statements delivered to Berkshire prior to the date of this Agreement, (ii) except obligations or liabilities incurred in the ordinary course of its business consistent with past practices or (iii) except as contemplated under this Agreement. Since June 30, 2000, none of the GSB Parties has incurred or paid any obligation or liability which would be material to the financial condition or operations of any of them, except for obligations paid in connection with transactions made by them in the ordinary course of their business consistent with past practices, laws and regulations applicable to them.

    3.21 Allowance for Loan or REO Losses. The allowance for loan losses shown on the GSB Financial Statements is in the opinion of management of GSB adequate in all material respects to provide for anticipated losses inherent in loans outstanding. As of the date thereof, none of the GSB Parties has any loan which has been criticized, designated or classified by management of GSB, or by regulatory examiners representing any Regulatory Authority or by GSB's independent auditors as 'Special Mention,' 'Substandard,' 'Doubtful', 'Loss' or as a 'Potential Problem Loan.'

    The allowance for losses in real estate owned, if any, shown on the GSB Financial Statements in the opinion of management is or will be adequate in all respects to provide for anticipated losses inherent in REO owned or held by the GSB Parties and the net book value of real estate owned on the Balance Sheet of the GSB Financial Statements is the fair value of the real estate owned in accordance with Statement of Position 92-3.

    3.22 Loan Portfolio. With respect to each loan owned by GSB or Goshen Savings Bank in whole or in part (each, a 'Loan'):

    (a) Enforceability. The note and any related mortgage, security agreement, pledge, assignment or other grant of collateral, and all guaranties thereof, are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their material terms.

    (b) No Modification. Neither GSB nor Goshen Savings Bank nor any prior holder of a Loan has modified the related documents in any material respect or satisfied, canceled or subordinated any collateral for such Loan except as otherwise disclosed by documents in the applicable Loan file.

    (c) Owner. GSB or Goshen Savings Bank is the sole holder of legal and beneficial title to each Loan (or, if the Loan is a participation loan as shown in the loan file, Goshen Savings Bank's applicable participation interest), as applicable, and there has not been any assignment or pledge of any Loan (other than as security for Federal Home Loan Bank or Federal Reserve Bank of New York advances).

    (d) Documents. The note, mortgage, security agreement, guaranty and any other collateral documents, copies of which are included in the Loan files, are, in all material respects, true and correct copies of the documents they purport to be and have not been superseded, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file.

    (e) Litigation. There is no litigation or proceeding pending or threatened, relating to the Loan or any collateral for the Loan which would have a material adverse effect upon the Loan.

    (f) Participation. With respect to each Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable and the interest in such Loan of GSB or Goshen Savings Bank created by such participation would not be a part of the insolvency estate of the Loan originator or other third party upon the insolvency thereof.

    3.23 Compliance with Laws.

    (a) To the best knowledge of the GSB Parties, they are in compliance with all laws, rules, regulations, reporting and licensing requirements, and orders applicable to its business or employees conducting its business (including, but not limited to, those relating to consumer disclosure and currency transaction reporting) the breach or violation of which would or could reasonably be expected to have a material adverse effect on the financial condition or operations of the GSB Parties taken as a whole, or which would or could reasonably be expected to subject any of the GSB Parties or any of their directors or officers to civil money penalties; and

    (b) None of the GSB Parties has received notification or communication from any agency or department of federal, state, or local government or any of the Regulatory Authorities, or the staff thereof (i) asserting that any of the GSB Parties is not in compliance with any of the statutes, rules, regulations, or ordinances which such governmental authority or Regulatory Authority enforces, and which, as a result of such noncompliance, would or could reasonably be expected to have a material adverse effect on the GSB Parties taken as a whole,
(ii) threatening to revoke any license, franchise, permit, or governmental authorization which is material to the financial condition or operations of the GSB Parties taken as a whole, or (iii) requiring any of the GSB Parties to enter into a cease and desist order, consent, agreement or memorandum of understanding.

    3.24 Employee and Director Benefit Plans.

    (a) Section 3.24 of the GSB Schedule lists (i) each pension, profit sharing, stock bonus, thrift, savings, employee stock ownership or other plan, program or arrangement, which constitutes an 'employee pension benefit plan' within the meaning of Section 3(2) of ERISA, which is maintained by any of the GSB Parties or to which any of the GSB Parties contribute, or are obligated to contribute, for the benefit of any current or former employee, officer, director, consultant or agent; (ii) each plan, program or arrangement for the provision of medical, surgical, or hospital care or benefits, benefits in the event of sickness, accident, disability, death, unemployment, severance, vacation, apprenticeship, day care, scholarship, prepaid legal services or other benefits which constitute an 'employee welfare benefit plan' within the meaning of
Section 3(1) of ERISA, which is maintained by any of the GSB Parties or to which any of the GSB Parties contribute, or are obligated to contribute, for the benefit of any current or former employee, officer, director, consultant or agent; and (iii) every other retirement or deferred compensation plan, bonus or incentive compensation plan or arrangement, stock option plan, stock purchase plan, severance or vacation pay arrangement, or other fringe benefit plan, program or arrangement through which any of the GSB Parties provide benefits for or on behalf of any current or former employee, officer, director, consultant or agent. All benefits under the employee welfare benefit plans described in this
Section 3.24, with the exception of the Cafeteria Plan, are fully insured and the liability of Berkshire Bancorp will be limited to the cost of premiums for the insurance.

    (b) All of the plans, programs and arrangements described in Section 3.24 of the GSB Schedule (hereinafter referred to as the 'GSB Benefit Plans') are in material compliance with their provisions and with all applicable requirements of ERISA and all other applicable federal and state laws, including the reporting and disclosure requirements of Part I of Title I of ERISA. Each of the GSB Benefit Plans that is intended to be a pension, profit sharing, stock bonus, thrift, savings or employee stock ownership plan that is qualified under
Section 401(a) of the Code satisfies the applicable requirements of such provision in all material respects and there exist no circumstances that would adversely affect the qualified status of any such plan under that section, except with respect to any required retroactive amendment for which the remedial amendment period has not yet expired. GSB or Goshen Savings Bank has submitted each such plan to the IRS for approval within the time prescribed therefor under applicable regulations and favorable letters of determination of such tax-qualified status from the IRS have been received and provided to Berkshire. Except as set forth in Schedule 3.24 of the GSB Schedule, there is no pending or, to the best knowledge of GSB, threatened litigation, governmental proceeding, audit or investigation against or relating to any GSB Benefit Plan and there is no reasonable basis for any material proceedings, claims, actions, litigation, investigation or audits against any GSB Benefit Plan or its fiduciaries related to such plans. To the best of GSB's knowledge, no GSB Benefit Plan (or GSB Benefit Plan fiduciary, in his capacity as such) has engaged in a non-exempt prohibited transaction (as defined in Section 406 of ERISA or Section 4975(c) of the Code) since the date on which said sections became applicable to such Plan. There have been no acts or omissions by GSB that have given rise to any fines, penalties, taxes or related charges under ERISA or the Code, or that may give rise to any material fines, penalties, taxes or related damages under such laws for which GSB may be liable. All group health plans of GSB, including any plans of current and former affiliates of GSB that must be taken into account under Section 4980B of the Code or Section 601 of ERISA or the requirements of any similar state law regarding insurance continuation, have been operated in material compliance with the group health plan continuation coverage requirements of Section 4980B of the Code, Sections 601 through 609 of ERISA and any similar state law to the extent such requirements are applicable. All payments due from any GSB Benefit Plan (or from GSB with respect to any GSB Benefit Plan) have been made, and all amounts properly accrued to date as liabilities of GSB that have not yet been paid have been properly recorded on the books of GSB.

    (c) Section 3.24(c) of the GSB Schedule contains true and complete information, as of the Balance Sheet Date, as to the total number of shares of GSB Common Stock owned by the ESOP, the number of those shares which have not yet been released for allocation from the lien of the loan made to the ESOP by GSB, and the principal balance of such loan. The ESOP shall be terminated, in accordance with its terms, as of the closing of the Merger contemplated by this Agreement; and Goshen Savings Bank shall continue to repay the ESOP note on a pro rated basis for the period from January 1, 2000 through the Closing in accordance with past contribution rates by Goshen Savings Bank, and further that the Closing shall be treated as the end of the plan year for purposes of permitting an allocation of benefits based on such repayments.

    (d) Section 3.24(d) of the GSB Schedule contains a list of all plans which provide for compensation or benefits to directors of GSB (other than the GSB Stock Option Plan and the GSB Incentive Stock Award Plan for which information is provided in Section 3.17 of the GSB Schedule) and a list of the liabilities owed to directors under the Directors' deferred compensation plans as of the Balance Sheet Date. All deferred amounts listed on such schedule have been fully accrued on the GSB Financial Statements.

    (e) True and correct copies and descriptions of all GSB Benefit Plans, all employees affected or covered by GSB Benefit Plans and all liabilities and obligations thereunder have been provided to Berkshire, which information shall be updated on the Closing Date. The GSB Parties have furnished Berkshire with a true and correct copy of the most current Form 5500, if required, and any other form or filing required to be submitted to any governmental agency with regard to any of the GSB Benefit Plans and the most current actuarial report with regard to any of the GSB Benefit Plans. With respect to the GSB Benefit Plans, GSB Parties will have made, on or prior to the Closing Date, all payments required to be made (including those payments contemplated herein) on or prior to the Closing Date and will have accrued (in accordance with generally accepted accounting principles consistently applied) as of the Closing Date all payments due but not yet payable as of the Closing Date. There would be no liability of GSB Parties under Title IV of ERISA if any of the GSB Benefit Plans were terminated as of the Closing Date. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will
(i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due from GSB Parties under any of the GSB Benefit Plans, (ii) increase any benefits otherwise payable under any of the GSB Benefit Plans, or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any extent. Except as disclosed in Section 3.24 of the GSB Schedule, no event has occurred or will occur which will result in liability to GSB Parties or by any other entity which, together with any of the GSB Parties constitute elements of either (i) a controlled group of corporations (within the meaning of Section 414(b) of the Code, (ii) a group of trades or business under common control (within the meaning of Section 414(c) of the Code or 4001 of ERISA, (iii) an affiliated service group (within the meaning of Sections 414(m) of the Code, or (iv) another arrangement covered by Section 414(o) of the Code.

    3.25 Material Contracts.

    (a) Section 3.25(a) of the GSB Schedule contains a true and complete list of all employment, severance or other written or oral contracts between any of the GSB Parties and individual employees or officers.

    (b) None of the Berkshire Parties, nor any of their respective assets, businesses, or operations, is as of the date of this Agreement a party to, or bound or affected by, or receives benefits under, any other contract or agreement or amendment thereto that requires annual payments of over $50,000 per year, other than as set forth in Section 3.25 of the GSB Schedule, and other than loans or commitments to lend in the ordinary course of business pursuant to which Goshen Savings Bank or GSB is a lender.

    (c) None of the GSB Parties is a party to any collective bargaining agreement and there is no labor union representing the employees of any of the GSB Parties, nor are any of the GSB Parties aware of any union organizing effort involving any employees of any of the GSB Parties.

    3.26 Material Contract Defaults. None of the GSB Parties is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party or by which its respective assets, business, or operations may be bound or affected or under which it or its respective assets, business, or operations receives benefits, and which default would reasonably be expected to have either individually or in the aggregate a material adverse effect on the GSB Parties taken as a whole, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

    3.27 1934 Act and NASDAQ Listing.

    (a) The GSB Common Stock is registered with the SEC pursuant to the 1934 Act and GSB has filed with the SEC all material forms and reports required by law to be filed by GSB with the SEC, which forms and reports, taken as a whole, are true and correct in all material respects, and do not misstate a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

    (b) The outstanding shares of GSB Common Stock are quoted for trading on the NASDAQ Stock Market (under the symbol 'GOSB') and GSB has filed with the NASDAQ Stock Market all material forms and reports required to be filed by GSB.

    3.28 Certain Regulatory Matters.

    (a) Goshen Savings Bank is a qualified thrift lender under Section 10(m) of the Home Owners' Loan Act and is a member of the Federal Home Loan Bank of New York.

    (b) Goshen Savings Bank has not paid any dividends to GSB or any affiliate thereof that (i) caused the regulatory capital of Goshen Savings Bank to be less than the amount then required by applicable law or (ii) exceeded any other limitation on the payment of dividends imposed by law, agreement or regulatory policy.

    (c) Goshen Savings Bank has adopted policies and procedures designed to promote overall compliance with the Bank Secrecy Act (31 U.S.C. Section 5301), the Truth-in-Lending Act (15 U.S.C. Section 1601 et seq.), the Expedited Funds Availability Act (12 U.S.C. Section 4001) and the regulations adopted under each such act and have materially complied with the reporting requirements under the Bank Secrecy Act and the regulations thereunder.

    3.29 Corporate Approval. The affirmative vote of a majority of the outstanding stock of GSB entitled to vote is required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby. No other vote of the stockholders of GSB is required by law, the Certificate of Incorporation or Bylaws of GSB or otherwise to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

    3.30 Broker's and Finder's Fees. Except for payments to Tucker Anthony Incorporated as described in Section 3.30 of the GSB Schedule, neither GSB nor any of its subsidiaries has any liability to any broker, finder, or similar agent, nor have any of them agreed to pay any broker's fee, finder's fee or commission, with respect hereto or to the transactions contemplated hereby.

    3.31 Delays. None of the GSB Parties is aware of any matter that could cause a delay in receiving any approval required by this Agreement.

                                   ARTICLE 4
            REPRESENTATIONS AND WARRANTIES OF THE BERKSHIRE PARTIES

    EXCEPT AS OTHERWISE DISCLOSED IN ONE OR MORE SCHEDULES DATED AS OF THE DATE HEREOF, numbered to correspond to the following Sections, and delivered concurrently with this Agreement, both as of the date hereof and as of the Effective Time, each of the Berkshire Parties represents and warrants to the GSB Parties as follows:

    4.1 Organization and Qualification of Berkshire and Subsidiaries. Berkshire is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and (i) has all requisite corporate power and authority to own, operate and lease its material properties and to carry on its business as it is currently being conducted; (ii) is in good standing and is duly qualified to do business in each jurisdiction where the character of its properties owned or held under lease or the nature of its business is such that a failure to be so qualified would have a material adverse effect on the Berkshire Parties taken as a whole; and (iii) is a registered bank holding company under the regulations of the FRB. Berkshire Bank is a state chartered commercial bank, duly organized, validly existing and in good standing under the laws of the State of New York and engages only in activities (and holds properties only of the types) permitted by the law of the United States, the New York State Banking Law and the regulations of the New York State Banking Department thereunder, and the regulations of the FDIC for insured depository institutions. Berkshire Bank's deposit accounts are insured by the BIF as administered by the FDIC to the fullest extent permitted under applicable law. Berkshire has two Subsidiaries, Greater and Berkshire Bank, which is itself a wholly owned subsidiary of Greater. Greater has no other Subsidiaries and Berkshire Bank has no Subsidiaries.

    4.2 Authorization, Execution and Delivery; Agreement Not in Breach.

    (a) The Berkshire Parties have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the proposed transactions have been duly authorized by the unanimous vote of the entire Boards of Directors of the Berkshire Parties and no other corporate proceedings on the part of the Berkshire Parties are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for the approval of their respective stockholders. This Agreement and all other agreements and instruments herein contemplated to be executed by the Berkshire Parties have been (or upon execution will have been) duly executed and delivered by the Berkshire Parties and constitute (or upon execution will constitute) legal, valid and enforceable obligations of the Berkshire Parties, subject, as to enforceability, to applicable bankruptcy, insolvency, receivership, conservatorship, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion.

    (b) The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, and the fulfillment of the terms hereof will not result in a material violation or breach of any of the terms or provisions of, or constitute a material default under (or an event which, with the passage of time or the giving of notice, or both, would constitute such a default under), or conflict with, or permit the acceleration of, any material obligation under, any material mortgage, lease, covenant, agreement, indenture or other instrument to which any of the Berkshire Parties is a party or by which any of the Berkshire Parties is bound, the Certificate of Incorporation and Bylaws of Berkshire or Greater or the Organization Certificate and bylaws of Berkshire Bank; or any material judgment, decree, order, regulatory letter of understanding or award of any court, governmental body, authority or arbitrator by which any of the Berkshire Parties is bound, or any material permit, concession, grant, franchise, license, law, statute, ordinance, rule or regulation applicable to any of the Berkshire Parties or the properties of any of them; or result in the creation of any material lien, claim, security interest, encumbrance, charge, restriction or right of any third party of any kind whatsoever upon the properties or assets of any of the Berkshire Parties, except that the Government Approvals must be obtained for the Berkshire Parties to consummate the Merger and Subsidiary Merger.

    4.3 No Legal Bar. None of the Berkshire Parties is a party to, or subject to or bound by, any material agreement, judgment, order, letter of understanding, writ, prohibition, injunction or decree of any court or other governmental authority or body of competent jurisdiction, or any law which would prevent the execution of this Agreement by any of the Berkshire Parties, the delivery hereof to the GSB Parties or the consummation of the transactions contemplated hereby (except for such laws as require that the Government Approvals be obtained), and no action or proceeding is pending against any of the Berkshire Parties in which the validity of this Agreement, any of the transactions contemplated hereby or any action which has been taken by any of the Parties in connection herewith, or, in connection with any of the transactions contemplated hereby, is at issue.

    4.4 Government and Other Approvals. Except for the Government Approvals and the registration of the issuance of the Stock Merger Consideration with the SEC pursuant to the Securities Act, no consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state or local governmental authority is required to be made or obtained by the Berkshire Parties in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement nor is any consent or approval required from any landlord, licensor or other non-governmental party which has granted rights to any of the Berkshire Parties in order to avoid forfeiture or impairment of such rights which are material to the business of the Berkshire Parties taken as a whole. None of the Berkshire Parties is aware of any facts, circumstances or reasons why such Government Approvals should not be forthcoming or which would prevent or hinder such approvals from being obtained.

    4.5 Licenses, Franchises and Permits. The Berkshire Parties hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses. The benefits of all of such licenses, franchises, permits and authorizations are in full force and effect and may continue to be enjoyed by a successor to the Berkshire Parties subsequent to the Closing of the transactions contemplated herein without any consent or approval, other than the Government Approvals, subject to the legal right and authority of such successor to engage in the activities licensed, franchised, permitted or authorized thereby. None of the Berkshire Parties has received notice of any proceeding for the suspension or revocation of any such license, franchise, permit, or authorization and no such proceeding is pending or, to the best knowledge of the Berkshire Parties, has been threatened by any governmental authority.

    4.6 Charter Documents. Berkshire has provided to GSB true and correct copies of the Certificate of Incorporation or Charter and Bylaws of the Berkshire Parties.

    4.7 Berkshire Financial Statements. The consolidated statements of financial condition contained in the Berkshire Financial Statements fairly present the consolidated financial condition of Berkshire as of the respective dates set forth therein, and the related consolidated statements of operations, changes in stockholders' equity and cash flows in the Berkshire Financial Statements fairly present the results of the consolidated operations, changes in stockholders' equity and cash flows of Berkshire for the respective periods or as of the respective dates set forth therein, in each case in conformity with GAAP consistently applied, it being understood that Berkshire's interim financial statements are not audited, not prepared with related notes and are subject to normal year-end adjustments.

    4.8 Absence of Certain Changes. Except as provided for or contemplated in this Agreement, since the Balance Sheet Date there has not been:

    (a) any material transaction by the Berkshire Parties not in the ordinary course of business and in conformity with past practice;

    (b) any material adverse change in the business, property, assets (including loan portfolios), liabilities (whether absolute, accrued, contingent or otherwise), operations, liquidity, income, condition or net worth of the Berkshire Parties taken as a whole;

    (c) any damage, destruction or loss, whether or not covered by insurance, which has had or may have a material adverse effect on any of the properties or business prospects of the Berkshire Parties taken as a whole or their future use and operation by the Berkshire Parties taken as a whole;

    (d) any acquisition or disposition by the Berkshire Parties of any property or asset of the Berkshire Parties, whether real or personal, having a fair market value, singularly or in the aggregate, in an amount greater than fifty thousand dollars ($50,000) other than acquisitions or dispositions made in the ordinary course of business;

    (e) any mortgage, pledge or subjection to lien, charge or encumbrance of any kind on any of the respective properties or assets of the Berkshire Parties, except to secure extensions of credit in the ordinary course of business and in conformity with past practice (pledges of and liens on assets to secure Federal Home Loan Bank or Federal Reserve Bank of New York advances being deemed both in the ordinary course of business and consistent with past practice);

    (f) any amendment, modification or termination of any contract or agreement (other than contracts or agreements related to loans made by Berkshire Bank) in excess of $10,000, relating to any of the Berkshire Parties to which any of the Berkshire Parties is a party which would have a material adverse effect upon the financial condition or operations of the Berkshire Parties taken as a whole;

    (g) any increase in, or commitment to increase, the compensation payable or to become payable to any officer, director, employee or agent of any of the Berkshire Parties, or any bonus payment or similar arrangement made to or with any of such officers, directors, employees or agents, other than routine increases made in the ordinary course of business and consistent with past practice not exceeding the lesser of five percent (5%) per annum or $5,000 for any of them individually;

    (h) any incurring of, assumption of, or taking of, by any of the Berkshire Parties, any property subject to, any liability in excess of $50,000, except for liabilities incurred or assumed or property taken subsequent to the Balance Sheet Date in the ordinary course of business and in conformity with past practice; or

    (i) any material alteration in the manner of keeping the books, accounts or records of any of the Berkshire Parties, or in the accounting policies or practices therein reflected, except as required by GAAP and requirements of Regulatory Authorities.

    4.9 Deposits. None of the Berkshire Bank deposits (consisting of certificate of deposit, savings accounts, NOW accounts and checking account), is a brokered deposit.

    4.10 Tax Matters.

    (a) All federal, state and local Tax Returns required to be filed by or on behalf of the Berkshire Parties have been timely filed. All Tax Returns filed are, and the information contained therein is, complete and accurate in all material respects. All Tax obligations reflected in such returns have been timely paid. None of the Berkshire Parties is currently the beneficiary of any extension of time within which to file any Tax Return. As of the date of this Agreement, there is no audit examination, deficiency, or refund litigation or matter in controversy with respect to any Taxes that might reasonably be expected to result in a determination materially adverse to the Berkshire Parties taken as a whole except as fully reserved for in the Berkshire Financial Statements. All Taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation have been paid;

    (b) None of the Berkshire Parties has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect;

    (c) Adequate provision for any federal, state or local Taxes due or to become due for the Berkshire Parties for all periods through and including
June 30, 2000, has been made and is reflected on the June 30, 2000 financial statements included in Berkshire's Report on Form 10-Q for such period, and have been and will continue to be made with respect to periods ending after June 30, 2000 on a basis consistent with its historic Tax accounting practices and GAAP;

    (d) Deferred taxes of the Berkshire Parties have been and will be provided for in accordance with GAAP; and

    (e) Neither the Internal Revenue Service nor any state, local or other taxing authority is now asserting or threatening to assert against any of the Berkshire Parties any deficiency or claim for additional Taxes, or interest thereon or penalties in connection therewith. All income, payroll, withholding, property, excise, sales, use, franchise and transfer taxes, and all other Taxes, charges, fees, levies or other assessments, imposed upon the Berkshire Parties by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other taxing authority, including all interest, penalties or additions attributable thereto, which are due and payable by any of the Berkshire Parties, either have been paid in full or have been properly accrued and reflected in the Berkshire Financial Statements.

    (f) None of the Berkshire Parties (i) is a party to any Tax allocation or sharing agreement, (ii) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Berkshire), or (iii) has any Tax liability for any party (other than the Berkshire Parties) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

    4.11 Litigation. There is no action, suit or proceeding pending against any of the Berkshire Parties, or to the best knowledge of any of the Berkshire Parties, threatened against or affecting any of the Berkshire Parties or any of their assets, before any court or arbitrator or any governmental body, agency or official that may, if decided against the Berkshire Parties, have a material adverse effect on the business, properties, assets, liabilities, or condition (financial or other) of the Berkshire Parties taken as a whole and that are not reflected in the Berkshire Financial Statements.

    4.12 Environmental Matters. To the knowledge of the Berkshire Parties, the Berkshire Real Property is in material compliance with all Environmental Laws, and there are no conditions existing currently which would subject any of the Berkshire Parties, or any of them, to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or assertions thereof, or which require cleanup, removal, remedial action or other response pursuant to Environmental Laws by any of the Berkshire Parties. None of the Berkshire Parties is a party to any litigation or administrative proceeding, nor have the Berkshire Parties (either in their own capacity or as trustee or fiduciary), materially violated Environmental Laws nor, to their knowledge are the Berkshire Parties(either in their own capacity or as trustee or fiduciary) required to clean up, remove or take remedial or other responsive action due to the disposal, depositing, discharge, leaking or other release of any hazardous substances or materials. To the knowledge of the Berkshire Parties, none of the Berkshire Real Property is, nor are the Berkshire Parties, subject to any judgment, decree, order or citation related to or arising out of any Environmental Laws. To the knowledge of the Berkshire Parties, no material permits, licenses or approvals are required under Environmental Laws relative to the Berkshire Real Property; and, none of the Berkshire Parties has stored, deposited, treated, recycled, used or disposed of any materials (including, without limitation, asbestos) on, under or at the Berkshire Real Property (or tanks or other facilities thereon containing such materials), which materials if known to be present on the Berkshire Real Property or present in soils or ground water, would require cleanup, removal or some other remedial action under the Environmental Laws.

    4.13 Insurance. The Berkshire Parties have paid all amounts due and payable under any insurance policies and guaranties applicable to them and their assets and operations; all such insurance policies and guaranties are in full force and effect; and the Berkshire Parties and all of the Berkshire Real Estate and other material properties are insured against fire, casualty, theft, loss, and such other events against which it is customary to insure, all such insurance policies being in amounts that are adequate and are consistent with past practices and experience.

    4.14 Books and Records. The minute books of the Berkshire Parties contain, in all material respects, accurate records of and fairly reflect all actions taken at all meetings and accurately reflect all other corporate action of the stockholders and the boards of directors and each committee thereof. The books and records of the Berkshire Parties fairly and accurately reflect the transactions to which the Berkshire Parties are or have been parties or by which their properties are subject or bound, and such books and records have been properly kept and maintained.

    4.15 Capitalization of Berkshire. The authorized capital stock of Berkshire consists of 10,000,000 shares of Common Stock having a par value of $0.10 per share, 2,000,000 shares of preferred stock, $0.10 par value per share and no other class of equity security. As of the date of this Agreement, 2,566,095 shares of Berkshire Common Stock were issued, of which 2,134,044 were outstanding and 432,051 were held in treasury, and no shares of Berkshire's preferred stock were issued and outstanding. All of the outstanding Berkshire Common Stock is validly issued, fully-paid and nonassessable and has not been issued in violation of any preemptive rights of any Berkshire Stockholder. As of the date hereof, there are no outstanding securities or other obligations which are convertible into Berkshire Common Stock or into any other equity or debt security of Berkshire, and there are no outstanding options, warrants, rights, scrip, rights to subscribe to, calls or other commitments of any nature which would entitle the holder, upon exercise thereof, to be issued Berkshire Common Stock or any other equity or debt security of Berkshire, except that there are outstanding options under Berkshire stock option plans to purchase 50,375 shares of Berkshire Common Stock at an average exercise price of $36.67 as of the Balance Sheet Date.

Berkshire owns and is the beneficial record holder of, and has good and freely transferable title to, all of the issued and outstanding shares of capital stock of Greater, all of which are recorded on the books and records of Greater as being held in its name free and clear of all liens, charges or encumbrances, and such stock is not subject to any voting trusts, agreements or similar arrangements or other claims which could affect the ability of Berkshire to freely vote such stock in support of the transactions contemplated herein, and Greater owns all of the issued and outstanding shares of capital stock of Berkshire Bank, all of which are recorded on the books and records of Berkshire Bank as being held in its name, free and clear of all liens, charges or encumbrances, and such stock is not subject to any voting trusts, agreements or similar arrangements or other claims which could affect the ability of Greater to freely vote such stock in support of the transactions contemplated herein.

    4.16 Greater and Berkshire Bank Stock. There are no shares of capital stock or other equity securities of Greater or Berkshire Bank outstanding, except for shares of Berkshire Bank Common Stock presently issued and outstanding and the common stock of Greater owned by Berkshire, and there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Greater or Berkshire Bank, or contracts, commitments, understandings, or arrangements by which Greater or Berkshire Bank is or may be bound to issue additional shares of their capital stock or options, warrants, or rights to purchase or acquire any additional shares of their capital stock. There are no contracts, commitments, understandings, or arrangements by which any of the Berkshire Parties is or may be bound to transfer or issue to any third party any shares of the capital stock of Greater or Berkshire Bank.

    4.17 Disclosure.

    (a) The information concerning, and representations and warranties made by, the Berkshire Parties set forth in this Agreement, or in the Berkshire Schedule, or in any document, statement, certificate or other writing furnished or to be furnished by the Berkshire Parties to the GSB Parties pursuant hereto, do not and will not contain any untrue statement of a material fact or omit and will not omit to state a material fact required to be stated herein or therein which is necessary to make the statements and facts contained herein or therein, in light of the circumstances in which they were or are made, not false or misleading.

    (b) None of the information prepared by, or on behalf of, the Berkshire Parties regarding them included or to be included in the Prospectus/Proxy and any other documents to be filed with the SEC, or any other Regulatory Authority in connection with the transactions contemplated herein, will, at the respective times such documents are filed, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents which the Berkshire Parties are responsible for filing with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws and the rules and regulations promulgated thereunder. Without limiting the foregoing, at the time the Prospectus/Proxy is mailed to Berkshire Stockholders and GSB Stockholders and at all times subsequent to such mailing, up to and including the date of the stockholders meetings at which the Merger and this Agreement will be presented for approval, the Registration Statement, with respect to all information relating to the Berkshire Parties, (i) will comply in all material respects with the applicable provisions of the Securities Laws and (ii) will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements made therein not false or misleading, or required to be stated therein or necessary to correct any statement made in an earlier communication with respect to such matters which have become false or misleading.

    (c) Copies of all documents heretofore or hereafter delivered or made available to GSB by the Berkshire Parties pursuant hereto were or will be complete and accurate copies of such documents.

    4.18 Absence of Undisclosed Liabilities. To their knowledge none of the Berkshire parties has any obligation or liability that is material to the financial condition or operations of any of them, or that, when combined with all similar obligations or liabilities, would be material to their financial condition or operations (i) except as disclosed in the Berkshire Financial Statements prior to the date of this Agreement, (ii) except obligations or liabilities incurred in the ordinary course of its business consistent with past practices or (iii) except as contemplated under this Agreement. Since June 30, 2000, none of the Berkshire Parties has incurred or paid any obligation or liability which would be material to the financial condition or operations of any of them, except for obligations paid in connection with transactions made by them in the ordinary course of their business consistent with past practices, laws and regulations applicable to them.

    4.19 Allowance for Loan or REO Losses. The allowance for loan losses shown on the Berkshire Financial Statements is in the opinion of management of Berkshire adequate in all material respects to provide for anticipated losses inherent in loans outstanding. As of the date thereof, none of the Berkshire Parties has any loan which has been criticized, designated or classified by management of Berkshire, or by regulatory examiners representing any Regulatory Authority or by Berkshire's independent auditors as 'Special Mention,' 'Substandard,' 'Doubtful', 'Loss' or as a 'Potential Problem Loan.'

    The allowance for losses in real estate owned, if any, shown on the Berkshire Financial Statements in the opinion of management is or will be adequate in all respects to provide for anticipated losses inherent in REO owned or held by the Berkshire Parties and the net book value of real estate owned on the Balance Sheet of the Berkshire Financial Statements is the fair value of the real estate owned in accordance with Statement of Position 92-3.

    4.20 Loan Portfolio.

    (a) Ownership. With respect to each loan reflected as an asset on the Berkshire Financial Statements, Berkshire, Greater or Berkshire Bank is the sole holder of legal and beneficial title to each such loan (or, if the loan is a participation loan, their applicable participation interest), and there has not been any assignment or pledge of any loan (other than as security for Federal Home Loan Bank or Federal Reserve Bank of New York advances).

    (b) Litigation. There is no litigation or proceeding pending or threatened, relating to any such loan or any collateral for the loan which would have a material adverse effect upon the loan.

    4.21 Compliance with Laws.

    (a) To the best knowledge of the Berkshire Parties, they are in compliance with all laws, rules, regulations, reporting and licensing requirements, and orders applicable to its business or employees conducting its business (including, but not limited to, those relating to consumer disclosure and currency transaction reporting) the breach or violation of which would or could reasonably be expected to have a material adverse effect on the financial condition or operations of the Berkshire Parties taken as a whole, or which would or could reasonably be expected to subject any of the Berkshire Parties or any of their directors or officers to civil money penalties; and

    (b) None of the Berkshire Parties has received notification or communication from any agency or department of federal, state, or local government or any of the Regulatory Authorities, or the staff thereof (i) asserting that any of the Berkshire Parties is not in compliance with any of the statutes, rules, regulations, or ordinances which such governmental authority or Regulatory Authority enforces, and which, as a result of such noncompliance, would or could reasonably be expected to have a material adverse effect on the Berkshire Parties taken as a whole, (ii) threatening to revoke any license, franchise, permit, or governmental authorization which is material to the financial condition or operations of the Berkshire Parties taken as a whole, or
(iii) requiring any of the Berkshire Parties to enter into a cease and desist order, consent, agreement or memorandum of understanding.

    4.22 Employee Benefit Plans.

    (a) Section 4.22 of the Berkshire Schedule lists (i) each pension, profit sharing, stock bonus, thrift, savings, employee stock ownership or other plan, program or arrangement, which constitutes an 'employee pension benefit plan' within the meaning of Section 3(2) of ERISA, which is maintained by any of the Berkshire Parties or to which any of them contribute for the benefit of any current or former employee, officer, director, consultant or agent; (ii) each plan, program or arrangement for the provision of medical, surgical, or hospital care or benefits, benefits in the event of sickness, accident, disability, death, unemployment, severance, vacation, apprenticeship, day care, scholarship, prepaid legal services or other benefits which constitute an 'employee welfare benefit plan' within the meaning of Section 3(1) of ERISA, which is maintained by any of the Berkshire Parties or to which any of them contribute for the benefit of any current or former employee, officer, director, consultant or agent; and (iii) every other retirement or deferred compensation plan, bonus or incentive compensation plan or arrangement, stock option plan, stock purchase plan, severance or vacation pay arrangement, or other fringe benefit plan, program or arrangement through which any of the Berkshire Parties provide benefits for or on behalf of any current or former employee, officer, director, consultant or agent.

    4.23 Material Contracts. None of the Berkshire Parties, nor any of their respective assets, businesses, or operations, is as of the date of this Agreement a party to, or bound or affected by, or receives benefits under, any contract or agreement or amendment thereto that require annual payments of over $50,000 per year, other than loans or commitments to lend in the ordinary course of business pursuant to which Berkshire Bank is a lender, employment agreements disclosed in the most recent definitive proxy statement of Berkshire as filed with the SEC, other contracts or agreements disclosed in the most recent Report on Form 10-K filed by Berkshire with the SEC, and obligations to repay deposits and borrowings as shown on the Berkshire Financial Statements.

    4.24 Material Contract Defaults. None of the Berkshire Parties is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party or by which its respective assets, business, or operations may be bound or affected or under which it or its respective assets, business, or operations receives benefits, and which default would reasonably be expected to have either individually or in the aggregate a material adverse effect on the Berkshire Parties taken as a whole, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

    4.25 1934 Act and NASDAQ Listing.

    (a) The Berkshire Common Stock is registered with the SEC pursuant to the 1934 Act and Berkshire has filed with the SEC all material forms and reports required by law to be filed by Berkshire with the SEC, which forms and reports, taken as a whole, are true and correct in all material respects, and do not misstate a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

    (b) The outstanding shares of Berkshire Common Stock are quoted for trading on the NASDAQ SmallCap Market (under the symbol 'ZAPS') and Berkshire has filed with the NASDAQ SmallCap Market all material forms and reports required to be filed by Berkshire. Berkshire has made application to have Berkshire Common Stock listed for trading on the NASDAQ National Market System.

    4.26 Certain Regulatory Matters.

    (a) Berkshire Bank is a member of the Federal Home Loan Bank of New York.

    (b) Berkshire Bank has not paid any dividends to Berkshire or any affiliate thereof that (i) caused the regulatory capital of Berkshire Bank to be less than the amount then required by applicable law or (ii) exceeded any other limitation on the payment of dividends imposed by law, agreement or regulatory policy.

    (c) Berkshire Bank has adopted policies and procedures designed to promote overall compliance with the Bank Secrecy Act (31 U.S.C. Section 5301), the Truth-in-Lending Act (15

U.S.C. Section 1601 et seq.), the Expedited Funds Availability Act (12 U.S.C.
Section 4001) and the regulations adopted under each such act and have materially complied with the reporting requirements under the Bank Secrecy Act and the regulations thereunder.

    4.27 Corporate Approval. The affirmative vote of a majority of the votes cast by stockholders of Berkshire entitled to vote at a meeting is required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby. No other vote of the stockholders of Berkshire is required by law, the Certificate of Incorporation or Bylaws of Berkshire or otherwise to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

    4.28 Broker's and Finder's Fees. None of the Berkshire Parties has any liability to any broker, finder, or similar agent, nor have any of them agreed to pay any broker's fee, finder's fee or commission, with respect hereto or to the transactions contemplated hereby except for a fee payable to Berwind Financial, L.P.

    4.29 Delays. None of the Berkshire Parties is aware of any matter that could cause a delay in receiving any approval required by this Agreement.

                                   ARTICLE 5
                    COVENANTS OF GSB AND GOSHEN SAVINGS BANK

    5.1 Preparation of Registration Statement and Applications for Required Consents.

    (a) GSB will cooperate with Berkshire in the preparation of the Registration Statement and the Prospectus/Proxy. In connection therewith, GSB will furnish all financial or other information, including using best efforts to obtain customary consents, certificates, opinions of counsel and other items concerning GSB reasonably deemed necessary by counsel to Berkshire for the filing or preparation for filing under the Securities Act and the Exchange Act of the Registration Statement and the Prospectus/Proxy. GSB will cooperate with Berkshire and provide such information as may be advisable in obtaining an order of effectiveness for the Registration Statement, appropriate permits or approvals under state securities and 'blue sky' law, the required approval of the Banking Board, the FDIC, the FRB and the OTS, the listing of the Shares on the NASDAQ Stock Market (subject to official notice of issuance, if necessary) and any other governmental or regulatory consents or approvals or the taking of any other governmental or regulatory action necessary to consummate the Merger without a material adverse effect on the business, results of operations, assets or financial condition of the Surviving Corporation and its subsidiaries, taken as a whole. The GSB Parties covenant and agree that all information furnished by any of the GSB Parties for inclusion in the Registration Statement, the Prospectus/Proxy, all applications to appropriate regulatory agencies for approval of the Merger, and all information furnished by the GSB Parties to Berkshire pursuant to this Agreement or in connection with obtaining Government Approvals, will comply in all material respects with the provisions of applicable law, including the Securities Act and the rules and regulations of the SEC thereunder, and will not contain any untrue statement of a material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

    (b) As promptly as practicable after the Registration Statement becomes effective under the Securities Act, the GSB Parties and the Berkshire Parties will hold meetings of their stockholders for the purpose of approving this Agreement and authorizing the Merger or the Subsidiary Merger, as applicable. GSB and Berkshire will, in accordance with and in compliance with the Exchange Act, and to the extent permitted with the respective Board's fiduciary duty, solicit proxies from their stockholders in favor of such approval and authorization. Without the prior written consent of Berkshire, GSB will not distribute to its stockholders any materials in connection with such proxy solicitation other than materials contained in the Registration Statement as effective.

    5.2 Conduct of Business -- Affirmative Covenants. Unless the prior written consent of Berkshire shall have been obtained:

    (a) Each of GSB and Goshen Savings Bank shall:

        (i) Operate its business only in the usual, regular, and ordinary course;

        (ii) Preserve intact its business organizations and assets and maintain its rights and franchises;

        (iii) Take no action, unless otherwise required by law, rules or regulation, that would reasonably be considered to (A) adversely affect the ability of any of them or Berkshire to obtain any necessary approvals of Regulatory Authorities required to consummate the transactions contemplated by this Agreement, or (B) adversely affect the ability of such Party to perform its covenants and agreements under this Agreement;

        (iv) Except as they may terminate in accordance with their terms or as may be terminated by GSB or Goshen Savings Bank as a result of a material default by a party other than GSB or Goshen Savings Bank, keep in full force and effect, and not default in any of their obligations under, all material contracts;

        (v) Keep in full force and effect insurance coverage with responsible insurance carriers which is reasonably adequate in coverage and amount for companies the size of GSB or such GSB Subsidiary and for the businesses and properties owned by each and in which each is engaged, to the extent that such insurance is reasonably available;

        (vi) Use its best efforts to retain Goshen Savings Bank's present customer base and to facilitate the retention of such customers by Goshen Savings Bank and its branches after the Effective Time; and

        (vii) Maintain, renew, keep in full force and effect, and preserve its business organization and material rights and franchises, permits and licenses, and use its best efforts to maintain positive relations with its present employees so that such employees will continue to perform effectively and will be available to GSB, Goshen Savings Bank or Berkshire and Berkshire's Subsidiaries at and after the Effective Time, and use its best efforts to maintain its existing, or substantially equivalent, credit arrangements with banks and other financial institutions and to assure the continuance of Goshen Savings Bank's customer relationships.

    (b) The GSB Parties agree to use their best efforts to assist the Berkshire Parties in obtaining the Government Approvals necessary to complete the transactions contemplated hereby and do not know of any reason that such Government Approvals can not be obtained, and the GSB Parties shall provide to Berkshire or to the appropriate governmental authorities all information reasonably required to be submitted in connection with obtaining such approvals.

    (c) The GSB Parties, at their own cost and expense, shall use their best efforts to secure all necessary consents and all consents and releases, if any, required of GSB, Goshen Savings Bank or third parties and shall comply with all applicable laws, regulations and rulings in connection with this Agreement and the consummation of the transactions contemplated hereby.

    (d) Intentionally omitted.

    (e) Subject to the terms and conditions of this Agreement, the GSB Parties shall use their best efforts to do, or to cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective, with reasonable promptness after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the Parties to consummate the transaction contemplated by this Agreement. GSB shall use, and shall cause each of its Subsidiaries to use, its best efforts to obtain consents of all third parties and Regulatory Authorities necessary or desirable for the consummation of each of the transactions contemplated by this Agreement.

    (f) Intentionally omitted.

    (g) On the business day immediately prior to the Effective Time or on such other day after the satisfaction of all conditions precedent to the Merger as Berkshire may require, GSB shall, at the request of Berkshire, take all legally permissible action necessary to convert to the accounting policies and practices of Berkshire, such actions to include, without limitation, at Berkshire's option, adjustments to loan loss reserves, reserves for federal income taxes, accounting for post-retirement medical benefits, and accruals for severance and related costs and accrued vacation and disability leave. GSB's and Goshen Savings Bank's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken at the request of Berkshire under this Section 5.2(g) or otherwise.

    5.3 Conduct of Business -- Negative Covenants. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, except as may be separately agreed by GSB and Berkshire, the GSB Parties covenant and agree that they will neither do, nor agree or commit to do, nor permit any GSB Subsidiary to do or commit or agree to do, any of the following without requesting Berkshire's approval and receiving the prior written consent of the president of Berkshire, which consent shall be deemed given unless Berkshire disapproves the same within five (5) business days of having received GSB's written request for such approval:

    (a) Except as expressly contemplated by this Agreement, amend its Certificate of Incorporation or Bylaws; or

    (b) Impose on any share of capital stock held by it or by any of its Subsidiaries any lien, charge, or encumbrance, or permit any such lien, charge, or encumbrance to exist; or

    (c) (i) Repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares of its capital stock or other equity securities or any securities or instruments convertible into any shares of its capital stock, or any rights or options to acquire any shares of its capital stock or other equity securities except as expressly permitted by this Agreement, or (ii) split or otherwise subdivide its capital stock; or (iii) recapitalize in any way; or
(iv) declare a stock dividend on the GSB Common Stock; or (v) pay or declare a cash dividend or make or declare any other type of distribution on the GSB Common Stock except for any cash dividend already declared prior to this Agreement or regular quarterly cash dividends payable in the same amount and on the same schedule as past quarterly dividends; or

    (d) Except as expressly permitted by this Agreement, acquire direct or indirect control over any corporation, association, firm, organization or other entity, other than in connection with (i) mergers, acquisitions, or other transactions approved in writing by Berkshire, (ii) internal reorganizations or consolidations involving existing Subsidiaries, (iii) acquisitions of control in its fiduciary capacity, or (iv) the creation of new subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

    (e) Except as expressly permitted by this Agreement, to (i) issue, sell, agree to sell, or otherwise dispose of or otherwise permit to become outstanding any additional shares of GSB Common Stock (not including shares issuable upon the exercise of GSB Stock Options outstanding as of the date of this Agreement), or any other capital stock of GSB or of any GSB Subsidiary, or any stock appreciation rights, or any option, warrant, conversion, call, scrip, or other right to acquire any such stock, or any security convertible into any such stock, unless any such shares of such stock are directly sold or otherwise directly transferred to GSB or any GSB Subsidiary, (ii) sell, agree to sell, or otherwise dispose of any substantial part of the assets or earning power of GSB or of any GSB Subsidiary; (iii) sell, agree to sell, or otherwise dispose of any asset of GSB or any GSB Subsidiary other than in the ordinary course of business for reasonable and adequate consideration or (iv) buy, agree to buy or otherwise acquire a substantial part of the assets or earning power of any other Person except in the ordinary course of business to realize upon a debt owed to it;

    (f) Incur, or permit any GSB Subsidiary to incur, any additional debt obligation or other obligation for borrowed money other than (i) in replacement of existing short-term debt with other short-term debt of an equal or lesser amount, (ii) financing of banking related activities, or (iii) indebtedness of GSB or any GSB Subsidiary to Goshen Savings Bank or another GSB Subsidiary not in excess of an aggregate of $10,000 (for GSB and its Subsidiaries on a consolidated basis), except in the ordinary course of the business of GSB or such GSB Subsidiary (and such ordinary course of business shall include, but shall not be limited to, creation of deposit liabilities, entry into repurchase agreements or reverse repurchase agreements, purchases or sales of federal funds, Federal Home Loan Bank advances, and sales of certificates of deposit);

    (g) Grant any increase in compensation or benefits (including, without limitation, any grants or awards under the GSB stock option plan and Incentive Stock Award Plan) to any of its employees or officers, except as required by law, and except for the scheduled increases in salary listed in Section 5.3(g) of the GSB Schedule; enter into any severance agreements with any of its officers or employees; grant any material increase in fees or other increases in new compensation or other benefits to any director of GSB or of any GSB Subsidiary; effect any change in retirement benefits for any class of its employees or officers, unless such change is required by applicable law; or pay any bonuses to any persons in excess of $150,000 for all bonuses paid in the aggregate;

    (h) Amend any existing employment or other contract between it and any director, officer or employee to increase the compensation or benefits payable thereunder; or enter into any new employment or other contract with any director, officer or employee that GSB or Goshen Savings Bank, as applicable, does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time;

    (i) Adopt any new employee benefit plan or terminate or make any material change in or to any existing employee benefit plan other than any change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan;

    (j) Enter into any new service contracts, purchase or sale agreements or lease agreements providing for annual payments in excess of $10,000 that are material to GSB or any GSB Subsidiary except for the sale of collateral for loans in default;

    (k) Make any capital expenditure exceeding $25,000 except for budgeted expenses in connection with the previously announced opening of a new branch;

    (l) Knowingly take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article 7 not being satisfied, or in violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

    (m) Change its methods of accounting in effect at June 30, 2000, except as required by changes in generally accepted accounting principles as concurred in, in writing, by GSB's independent auditors (a copy of which shall be provided to Berkshire) or regulatory accounting principles;

    (n) Except as required by applicable law, knowingly take or cause to be taken any action that could reasonably be expected to jeopardize or delay the receipt of any of the required regulatory approvals or which would reasonably be expected to result in any such required regulatory approval containing a condition that is determined by Berkshire to be unduly burdensome;

    (o) Fail to use its best efforts to keep in full force and effect its insurance and bonds in such amounts as are reasonable to cover such risks customary in relation to the character and location of its properties and the nature of its business and in any event at least equal in scope and amount of coverage of insurance and bonds now carried;

    (p) Fail to notify Berkshire promptly of its receipt of any letter, notice or other communication, whether written or oral, from any governmental entity advising GSB of any governmental investigation (other than normal bank regulatory examinations) or that such governmental entity is contemplating issuing, requiring, or requesting any agreement, memorandum of understanding, or similar undertaking, order or directive;

    (q) Fail promptly to notify Berkshire of (i) the commencement or threat of any audit, action, or proceeding involving any material amount of taxes against either GSB or any GSB Subsidiary or (ii) the receipt by GSB or any GSB Subsidiary of any deficiency or audit notices or reports in respect of any material deficiencies asserted by any federal, state, local or other tax authorities;

    (r) Fail to maintain and keep its properties in good repair and condition, except for depreciation due to ordinary wear and tear;

    (s) Engage in any off-balance sheet hedge transactions.

    5.4 Conduct of Business -- Certain Actions. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, the GSB Parties shall not, and shall cause their directors, officers, employees, agents and representatives (including investment bankers, attorneys and accountants) not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any Acquisition Transaction or any inquiries that may reasonably be expected to lead to an Acquisition Transaction, or (ii) engage in any discussions with or provide any confidential information or data to any Person that may reasonably be expected to lead to an Acquisition Transaction, or (iii) engage in any negotiations concerning, or otherwise facilitate any effort or attempt to make or implement, an Acquisition Transaction. Notwithstanding the foregoing, the Board of Directors of GSB shall be permitted (A) to the extent applicable to comply, with regard to an Acquisition Proposal, with Rule 14e-2(a) promulgated under the Exchange Act,
(B) in response to an unsolicited bona fide written Acquisition Proposal from any Person, to recommend such Acquisition Transaction to its shareholders or withdraw or modify in any adverse manner its approval or recommendation of this Agreement, and (C) to engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, in any such case described in the preceding clause (B) or (C), (i) the GSB Stockholders shall not have approved this Agreement and the Merger, (ii) the Board of Directors of GSB shall have concluded in good faith that such Acquisition Proposal (x) in the case described in clause (B) above would, if consummated, constitute a Superior Proposal, or (y), in the case described in clause (C) above, could reasonably be expected to constitute a Superior Proposal,
(iii) the Board of Directors of GSB shall have determined in good faith on the basis of written advice of outside legal counsel that such action is necessary for such Board of Directors to be deemed to have acted in a manner consistent with its fiduciary duties under the DGCL or other applicable law, and
(iv) prior to providing any information or data to any Person in connection with an Acquisition Transaction by any such Person, the Board of Directors shall have received from such Person an executed confidentiality agreement containing terms and provisions no less favorable to GSB than those contained in the confidentiality agreement between GSB and Berkshire. GSB shall, within one (1) business day, notify Berkshire in writing of any and all such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives, which notice shall set forth the name(s) of such Person and the material terms and conditions of any Acquisition Proposal. GSB shall immediately cease and cause to be terminated any pending activities, discussions or negotiations with any Persons with respect to any Acquisition Transaction. Nothing in this Section 5.4 shall permit GSB to terminate this Agreement.

    5.5 Delivery of Information. The GSB Parties will provide to Berkshire a copy of the materials, including monthly financial statements, distributed to directors of GSB or Goshen Savings Bank in connection with board meetings.

    5.6 Notification. GSB shall notify Berkshire promptly after becoming aware of the occurrence of, or the impending or threatened occurrence of, any event that would constitute a material breach on its part of any obligation under this Agreement or the occurrence of any event that would cause any representation or warranty made by it herein to be false or misleading in any material respect, or if it becomes a party or is threatened with becoming a party to any legal or equitable proceeding or governmental investigation or upon the occurrence of any event that would result in a material change in the circumstances described in the representations and warranties contained herein, provided, however, that such notification does not obviate any responsibilities of any of the GSB Parties under this Agreement. At all times up to and including, and as of, the Closing, the GSB Parties shall inform Berkshire in writing of any and all facts necessary to amend or supplement the representations and warranties made herein and in the GSB Schedule as necessary so that the information contained herein and therein will accurately reflect the current status of the GSB Parties; provided, however, that any such updates to the GSB Schedule shall be required prior to the Closing only with respect to matters which represent material changes to the GSB Schedule and the information contained therein.

                                   ARTICLE 6
                             COVENANTS OF BERKSHIRE

    6.1 Regulatory and Other Approvals. As promptly as practicable after execution of this Agreement, Berkshire shall file any and all applications with the appropriate government Regulatory Authorities in order to obtain the Government Approvals and shall take such other actions as may be reasonably required to consummate the transactions contemplated in this Agreement with reasonable promptness. Berkshire shall pay all fees and expenses arising in connection with such applications for regulatory approval. Berkshire agrees to use its best efforts to provide the appropriate Regulatory Authorities with the information required by such authorities in connection with Berkshire's applications for regulatory approval and to use its best efforts to obtain such regulatory approvals, and any other approvals and consents as may be required for the Closing, as promptly as practicable; provided, however, that nothing in this Section shall be construed to obligate Berkshire to take any action to meet any condition required to obtain prior regulatory approval if such condition would have a material adverse effect on the ability of Berkshire to carry on its business, branching or acquisition programs. Berkshire shall provide GSB the opportunity to review and comment on all required applications within a reasonable period prior to the filing thereof and provide GSB with copies of all written communications with Regulatory Authorities regarding the transactions provided for herein and related applications and proceedings. Subject to the terms and conditions of this Agreement, Berkshire and Berkshire Bank shall use their best efforts to do, or to cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective, with reasonable promptness after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the Parties to consummate the transaction contemplated by this Agreement. Subject to the provisions of this Section, Berkshire shall use, and shall cause each of its Subsidiaries to use, its best efforts to obtain consents of all third parties and Regulatory Authorities necessary or desirable for the consummation of each of the transactions contemplated by this Agreement.

    6.2 Approvals and Registrations. Berkshire will use its best efforts to prepare and file (a) the Registration Statement with the SEC, (b) with the Regulatory Authorities, applications for approval of the Merger or the Subsidiary Merger, if required, and (c) with the NASDAQ Stock Market, if necessary, an application for the listing of the Shares of Berkshire Common Stock issuable upon the Merger, subject to official notice of issuance, except that Berkshire shall have no obligations to file a new registration statement or a post-effective amendment to the Registration Statement covering any reoffering of Berkshire Common Stock by GSB affiliates. Berkshire, reasonably in advance of making such filings, will provide GSB a reasonable opportunity to comment on such filings and regulatory applications and will give due consideration to any comments of GSB before making any such filing or application; and Berkshire will provide GSB with copies of all such filings and applications at the time filed if such filings and applications are made at any time before the Effective Time. Berkshire covenants and agrees that all information furnished by Berkshire for inclusion in the Registration Statement, the Prospectus/Proxy, and all applications and submissions for the Government Approvals will comply in all material respects with the provisions of applicable law, including the Securities Act and the Exchange Act and the rules and regulations of the SEC, the FDIC, the OTS, and FRB, and will not contain any untrue statement of a material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

    6.3 Employee Benefits; Directors Deferred Compensation Plan.

    (a) As soon as practical after the consummation of the transactions contemplated herein, Berkshire Bank shall have the right to terminate the defined benefit pension plan of Goshen Savings Bank.

    (b) All employees of any of the GSB Parties immediately prior to the Effective Time who continue as employees of Berkshire Bank will be afforded the opportunity to participate in any employee benefit plans maintained by Berkshire Bank, including but not limited to any 'employee benefit plan,' as that term is defined in ERISA, on an equal basis with similarly situated employees of Berkshire Bank with comparable positions, compensation, and tenure, subject to the provisions of this Section, provided, however, that the length of the vacation to which a former employee of one of the GSB Parties was entitled immediately prior to the Merger shall not be reduced. Service with GSB or with any GSB Subsidiary prior to the Effective Time by such former GSB employees will be deemed service with Berkshire Bank for all purposes.

    (c) In order to recognize the effect of certain differences between the employee benefit plans of the GSB Parties when compared to the employee benefit plans of Berkshire Bank, all employees and officers of the GSB Parties will receive a 2% increase in base salary effective upon the consummation of the Merger.

    (d) Berkshire Bank, after the Effective Time, shall retain all employees of the GSB Parties, subject to the needs of Berkshire Bank's business. Any employee of any of the GSB Parties at the Effective Time whose employment with Berkshire Bank is terminated by Berkshire Bank within one year after the Effective Time, other than for cause, and who is not otherwise entitled to a severance payment or contract assurance period pursuant to any agreement with any of the GSB Parties, shall be entitled to receive a severance payment equal to one week's salary at then current rates for each full year of employment with Goshen Savings Bank and Berkshire Bank as its successor. For the purposes of this Agreement, termination by Berkshire Bank shall include actual termination, material reduction in salary, or relocation of the principal workplace of the employee beyond 10 miles outside the borders of Orange County; and 'cause' shall include the following: (i) personal dishonesty, (ii) incompetence or intentional failure to perform regular duties, (iii) willful misconduct or willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease and desist order, or (iv) breach of fiduciary duty. GSB shall make all filings as may be required with the IRS so that the ESOP may be terminated at or as soon as legally permissible after the Effective Time, and the ESOP shall be so terminated and distributions made thereunder in accordance with the provisions of the ESOP and the Code as soon as practicable after the Effective Time. Following the transfer of the former GSB or Goshen Savings Bank employees to Berkshire's or any Berkshire Subsidiary's health plan, there shall be no exclusion from coverage for any pre-existing medical condition of any such employee to the extent such condition was covered under a health plan of GSB or Goshen Savings Bank.

    (e) Berkshire and Berkshire Bank, after the Merger and the Subsidiary Merger, shall honor all employment contracts of the GSB Parties, respectively as listed in Section 3.25 of the GSB Schedule.

    (f) From and after the Closing Date, Berkshire and Berkshire Bank shall, without any further action being required, assume all obligations under, and pay as and when due, all amounts owed to directors of the GSB Parties pursuant to, existing plans for the deferred payment of directors fees.

    6.4 Notification. Berkshire shall notify GSB promptly after becoming aware of the occurrence of, or the impending or threatened occurrence of, any event that would constitute a material breach on its part of any obligation under this Agreement or the occurrence of any event that would cause any representation or warranty made by it herein to be false or misleading in any material respect, or if it becomes a party or is threatened with becoming a party to any legal or equitable proceeding or governmental investigation or upon the occurrence of any event that would result in a material change in the circumstances described in the representations and warranties contained herein, provided, however, that such notification does not obviate any responsibilities of any of the Berkshire Parties under this Agreement. At all times up to and including, and as of, the Closing, Berkshire and Berkshire Bank shall inform GSB in writing of any and all facts necessary to amend or supplement the representations and warranties made herein and in the Berkshire Schedule as necessary so that the information contained herein and therein will accurately reflect the current status of Berkshire and Berkshire Bank; provided, however, that any such updates to the Berkshire Schedule shall be required prior to the Closing only with respect to matters which represent material changes to the Berkshire Schedule and the information contained therein.

    6.5 Tax Representations. Neither Berkshire nor any of its Subsidiaries has taken, agreed to take, or will take any action or has any knowledge of any fact or circumstance that would prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of
Section 368(a) of the Code.

    6.6 Directors and Officers Indemnification and Insurance Coverage.

    (a) Berkshire will continue to indemnify officers, directors, and employees of the GSB Parties to the fullest extent permitted under the provisions of Delaware Law, the New York Banking Law, and of Berkshire's and Berkshire Bank's Certificate of Incorporation, Organization Certificate and Bylaws from the Effective Time.

    (b) For a period of not less than three years after the Effective Time, Berkshire will provide to the persons who served as directors or officers of GSB or any subsidiary of GSB on or before the Effective Time insurance against liabilities and claims (and related expenses) made against them resulting from their service as such prior to the Effective Time substantially similar in all material respects to the insurance coverage provided to them in such capacities at the date hereof; provided, however, that Berkshire may satisfy such obligation by authorizing and causing GSB to purchase a discovery 'tail' period on the existing liability insurance of the GSB Parties, which otherwise expires in April 2002, to extend the period for the reporting of claims under such policy through three years after the Effective Time, further provided, however, that in no event shall Berkshire be required to spend in excess of $5,000 over and above the premiums already paid by the GSB Parties for their existing directors and officers liability insurance policy, to satisfy its obligations under this Section 6.6(b).

    (c) The GSB Parties represent and warrant to Berkshire that they are not aware of any basis for any claim under GSB's existing directors and officers liability insurance policy.

    6.7 Conduct of Berkshire and Berkshire Bank Prior to the Effective Time. Except as expressly provided in this Agreement, as agreed to by GSB or as required by applicable law, rules or regulations, during the period from the date of this Agreement to the Effective Time, Berkshire and Berkshire Bank shall, and shall cause its subsidiaries to, (i) take no action which would adversely affect or delay the ability of the parties to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or to perform their covenants and agreements in this Agreement on a timely basis, (ii) take no action that could reasonably be expected to have a material adverse effect on the financial condition, results of operations or business prospects of Berkshire or Berkshire Bank; (iii) continue to conduct their businesses in the ordinary course and consistent with past practices; and (iv) pay no dividend other than normal periodic dividends in accordance with existing practice.

    6.8 NASDAQ Listing. Berkshire shall use its best efforts to cause the listing of its common stock to be moved from the NASDAQ Small Cap Market to the NASDAQ National Market effective upon the consummation of the Merger.

    6.9 Goshen Savings Bank Division. For a period of at least three years after the Subsidiary Merger, the offices of Goshen Savings Bank on the Closing Date, and the business operations conducted from such offices, shall be referred to as the Goshen Savings Bank Division of Berkshire Bank.

                                   ARTICLE 7
                             CONDITIONS TO CLOSING

    7.1 Conditions to the Obligations of Berkshire. Unless waived in writing by Berkshire, the obligation of Berkshire to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing Date of all of the following conditions:

    (a) Performance. Each of the material acts and undertakings of the GSB Parties to be performed at or before the Closing Date pursuant to this Agreement shall have been duly performed.

    (b) No Material Adverse Change. No material adverse change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), operations, liquidity, income, or financial condition of the GSB Parties taken as a whole shall have occurred since the date of this Agreement.

    (c) Representations and Warranties. The representations and warranties of the GSB Parties contained in this Agreement shall be true and correct, in all material respects, on and as of the Closing Date with the same effect as though made on and as of the Closing Date.

    (d) Documents. In addition to the documents described elsewhere in this Agreement, Berkshire shall have received the following documents and instruments:

        (i) a certificate signed by the Secretary or an assistant secretary of the GSB Parties dated as of the Closing Date certifying that:

           (A) GSB's and Goshen Savings Bank's respective Boards of Directors and stockholders have duly adopted resolutions (copies of which shall be attached to such certificate) approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect;

           (B) each person executing this Agreement on behalf of the GSB Parties is an officer of GSB or Goshen Savings Bank, as the case may be, holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Merger, and that the signature of each person set forth on such certificate is his or her genuine signature;

           (C) the charter documents of the GSB Parties attached to such certificate remain in full force and effect; and

        (ii) a certificate signed by the Chairman of the Board, President and Chief Financial Officer of each of GSB and Goshen Savings Bank stating that to the best of their knowledge and belief the conditions set forth in Sections 7.1(a), 7.1(b) and 7.1(c) of this Agreement have been satisfied.

    (e) Inspections Permitted. Between the date of this Agreement and the Closing Date, the GSB Parties shall have afforded Berkshire and its authorized agents and representatives reasonable access during normal business hours to the properties, operations, books, records, contracts, documents, loan files and other information of or relating to the GSB Parties. Berkshire will provide the GSB Parties at least 48 hours notice of any inspection and conduct any inspection in a reasonable manner that will not interfere with business operations. The GSB Parties shall have caused all GSB or Goshen Savings Bank personnel to provide reasonable assistance to Berkshire in its investigation of matters relating to the GSB Parties.

    (f) Opinion of GSB's Counsel. Berkshire shall have been furnished with an opinion of legal counsel to the GSB Parties, dated the Closing Date, addressed to Berkshire, substantially to the effect set forth in Exhibit B.

Such opinion may (i) expressly rely as to matters of fact upon certificates furnished by appropriate officers of GSB or Goshen Savings Bank or appropriate government officials; and (ii) in the case of matters of law governed by the laws of the states in which they are not licensed, reasonably rely upon the opinions of legal counsel duly licensed in such states and may be limited, in any event, to Federal Law, and the laws of the State of New York and Delaware.

    (g) Other Business Combinations, Etc. Neither GSB nor Goshen Savings Bank shall have entered into any agreement, letter of intent, understanding or other arrangement pursuant to which any of the GSB Parties would merge, consolidate with, effect a business combination with, sell any substantial part of GSB's or Goshen Savings Bank's assets to, or acquire a significant part of the shares or assets of, any other Person (financial or otherwise); or adopt any 'poison pill' or other type of anti-takeover arrangement, any stockholder rights provision, any 'golden parachute' or similar program which would have the effect of materially decreasing the value of any of the GSB Parties or the benefits of merging with GSB.

    (h) Fairness Opinion. Berkshire shall have received a 'fairness opinion' letter from its independent financial adviser, Berwind Financial, L.P., dated the date hereof and to the effect that, in the opinion of such adviser, the consideration to be received by the GSB Stockholders is fair to the stockholders of Berkshire from a financial point of view, and Berkshire shall have received an updated 'fairness opinion' letter from such advisers at the time of the mailing of the Prospectus/Proxy confirming the opinions provided in the initial 'fairness opinion' letter.

    7.2 Conditions to the Obligations of GSB. Unless waived in writing by GSB, the obligation of GSB to consummate the transaction contemplated by this Agreement is subject to the satisfaction at or prior to the Closing Date of all of the following conditions:

    (a) Performance. Each of the material acts and undertakings of Berkshire to be performed at or prior to the Closing Date pursuant to this Agreement shall have been duly performed in all material respects.

    (b) No Material Adverse Change. No material adverse change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), operations, liquidity, income, or financial condition of Berkshire and Berkshire Bank taken as a whole shall have occurred since the date of this Agreement.

    (c) Representations and Warranties. The representations and warranties of Berkshire and Berkshire Bank contained in this Agreement shall be true and correct, in all material respects, on and as of the Closing Date with the same effect as though made on and as of the Closing Date.

    (d) Documents. In addition to the other deliveries of Berkshire described elsewhere in this Agreement, GSB shall have received the following documents and instruments:

           (i) a certificate signed by the Secretary or an assistant secretary of Berkshire and Berkshire Bank dated as of the Closing Date certifying that:

               (A) Berkshire's and Berkshire Bank's respective Boards of Directors and stockholders have duly adopted resolutions (copies of which shall be attached to such certificate) approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect;

               (B) each person executing this Agreement on behalf of Berkshire and Berkshire Bank is an officer of Berkshire or Berkshire Bank, as the case may be, holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Merger, and that the signature of such person set forth on such certificate is his or her genuine signature;

               (C) the charter documents of Berkshire and Berkshire Bank attached to such certificate remain in full force and effect; and

           (ii) a certificate signed by the Chairman of the Board, President and Chief Financial Officer of each of Berkshire and Berkshire Bank stating that to the best of their knowledge and belief the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c) of this Agreement have been satisfied.

    (e) Consideration. GSB shall have received a certificate executed by an authorized officer of the Exchange Agent to the effect that the Exchange Agent has received and holds in its possession proper authorization to issue certificates evidencing shares of Berkshire Common Stock and cash or other good funds sufficient to meet the obligations of Berkshire to the GSB Stockholders to deliver the Consideration under this Agreement.

    (f) Inspections Permitted. Between the date of this Agreement and the Closing Date, Berkshire and Berkshire Bank shall have afforded GSB and its authorized agents and representatives reasonable access during normal business hours to the properties, operations, books, records, contracts, documents, loan files and other information of or relating to Berkshire and Berkshire Bank. GSB will provide Berkshire and Berkshire Bank at least 48 hours notice of any inspection and conduct any inspection in a reasonable manner that will not interfere with business operations. Berkshire and Berkshire Bank shall have caused all Berkshire or Berkshire Bank personnel to provide reasonable assistance to GSB in its investigation of matters relating to Berkshire and Berkshire Bank.

    (g) Opinion of Berkshire's Counsel. GSB shall have been furnished with an opinion of counsel to Berkshire, dated as of the Closing Date, addressed to GSB, substantially to the effect set forth on Exhibit B.

Such opinion may (i) expressly rely as to matters of fact upon certificates furnished by appropriate officers of Berkshire or appropriate government officials; and (ii) in the case of matters of law governed by the laws of the states in which they are not licensed, reasonably rely upon the opinions of legal counsel duly licensed in such states and may be limited, in any event, to Federal Law and the laws of the States of New York and Delaware.

    (h) Fairness Opinion. GSB shall have received a 'fairness opinion' letter from its independent financial adviser, Tucker Anthony Incorporated, or such other qualified third party, dated the date hereof and to the effect that, in the opinion of such adviser the Consideration to be received by the GSB Stockholders is fair to the GSB Stockholders from a financial point of view, and GSB shall have received an updated 'fairness opinion' letter from such advisers at the time of the mailing of the Prospectus/Proxy confirming the opinions provided in the initial 'fairness opinion' letter.

    7.3 Conditions to Obligations of All Parties. The obligations of each Party to effect the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of the following conditions:

    (a) No Pending or Threatened Claims. No claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or governmental agency which presents a substantial risk of the restraint or prohibition of the transactions contemplated by this Agreement or the obtaining of material damages or other relief in connection therewith;

    (b) Governmental Approvals and Acquiescence Obtained. The Parties hereto shall have received all applicable Governmental Approvals for the consummation of the transactions contemplated herein without the imposition of any conditions which would materially affect the benefits normally expected to result from the transactions contemplated by this Agreement and all waiting periods incidental to such approvals or notices given shall have expired; and

    (c) Approval of Stockholders. Approval of this Agreement and the transactions contemplated hereby by the stockholders of GSB and Berkshire, as required by applicable law, the rules of the NASDAQ Stock Market or applicable provisions of GSB's or Berkshire's Certificate of Incorporation and Bylaws.

    (d) Effectiveness of Registration Statement. The Registration Statement has become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement or preventing the use of the Prospectus/Proxy has been issued and no proceedings for that purpose have been instituted or are pending or contemplated by the SEC or any state securities or other regulatory authority.

    (e) Tax Opinion. Berkshire and GSB shall receive an opinion of Berkshire's counsel to the effect that the transaction will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that no gain or loss will be recognized by GSB stockholders with respect to shares of Berkshire Common Stock that they receive in exchange for shares of GSB Common Stock.

                                   ARTICLE 8
                                  TERMINATION

    8.1 Termination. This Agreement may be terminated at any time prior to the Closing, as follows:

    (a) By mutual consent in writing of the Parties;

    (b) By Berkshire or GSB in the event the Closing shall not have occurred by June 30, 2001, unless the failure of the Closing to occur shall be due to the failure of the Party seeking to terminate this Agreement to perform its obligations hereunder in a timely manner;

    (c) By either Berkshire or GSB upon written notice to the other Party, (i) upon denial of any Governmental Approval necessary for the consummation of the Merger (or should such approval include a condition which would materially affect the benefits normally expected from the transactions contemplated hereby); provided, however, that either Berkshire or GSB may, upon written notice to the other, extend the term of this Agreement for ninety (90) days to prosecute diligently and overturn such denial or imposition of an unsatisfactory condition, provided that such denial or imposition has been appealed within twenty (20) business days of the receipt thereof or (ii) upon the failure to obtain the approval of the GSB Stockholders at the GSB stockholders meeting or
(iii) upon the failure to obtain the approval of the Berkshire Stockholders at the Berkshire stockholders meeting;

    (d) By Berkshire or GSB in the event that there shall have been a material breach of any obligation or covenant of the other Party or its Subsidiaries hereunder and such breach shall not have been remedied within five days after receipt by the breaching Party of written notice from the other Party specifying the nature of such breach and requesting that it be remedied, or such longer period not to exceed 30 days as may be necessary to remedy such breach if the same cannot be remedied within five days;

    (e) By Berkshire should GSB or any GSB Subsidiary enter into any letter of intent or agreement with a view to being acquired by or effecting a business combination with any other Person; or any agreement to merge, to consolidate, to combine or to sell a material portion of its assets or to be acquired in any other manner by any other Person or to acquire a material amount of assets or a material equity position in any other Person, whether financial or otherwise;

    (f) By Berkshire should either GSB or Goshen Savings Bank enter into any formal agreement, letter of understanding, memorandum or other similar arrangement with any bank regulatory authority establishing a formal capital plan requiring any of the GSB Parties to raise additional capital or to sell a substantial portion of its assets.

    (g) By GSB should either Berkshire or Berkshire Bank enter into any formal agreement, letter of understanding, memorandum or other similar arrangement with any bank regulatory authority establishing a formal capital plan requiring Berkshire or Berkshire Bank to raise additional capital or to sell a substantial portion of its assets.

    (h) By GSB if the Determination Price is less than the Collar Price, provided, however, that in order to exercise such right to terminate, GSB must give written notice to Berkshire within three business days after the Determination Date, and during the three business days after receipt of such notice Berkshire shall have the option to agree that the Stock Merger Consideration shall be equal to such number of shares of Berkshire Common Stock as is equal to the Collar Price multiplied by 0.6027 and then divided by the Determination Price. If Berkshire so agrees during such three business day period, it shall give notice thereof to GSB by the end of such three business day period, whereupon no termination shall have occurred pursuant to this subsection (h) and this Agreement shall remain in effect according to its terms except that the Stock Merger Consideration shall be the number of shares of Berkshire Common Stock as is equal to the Collar Price multiplied by 0.6027 and then divided by the Determination Price.

    (i) By Berkshire if the Determination Price is more than the Cap Price, provided, however, that in order to exercise such right to terminate, Berkshire must give written notice to GSB within three business days after the Determination Date, and during the three business days after receipt of such notice, GSB shall have the option to agree that the Stock Merger Consideration shall be equal to such number of shares of Berkshire Common Stock as is equal to the Cap Price multiplied by 0.6027 and then divided by the Determination Price. If GSB so agrees during such three business day period, it shall give notice thereof to Berkshire by the end of such three business day period, whereupon no termination shall have occurred pursuant to this subsection
(i) and this Agreement shall remain in effect according to its terms except that the Stock Merger Consideration shall be the number of shares of Berkshire Common Stock as is equal to the Cap Price multiplied by 0.6027 and then divided by the Determination Price.

    (j) By Berkshire if the cost of terminating the Goshen Savings Bank defined benefit pension plan after applying all then existing plan assets, as reasonably determined by Berkshire in good faith, excluding the cost of any professional fees related to such termination, exceeds $100,000, provided, however, that in order to exercise such right to terminate, Berkshire must give written notice to GSB no later than within three business days after the Determination Date, and during the three business days after receipt of such notice, GSB shall have the option to agree to adjust the Cash Merger Consideration and the Stock Merger Consideration so that both shall be equal to the amounts determined without regard to this Section 8.1(j) multiplied by a fraction, the numerator of which shall be the Aggregate Consideration minus the amount by which such cost of termination as reasonably determined by Berkshire in good faith, excluding the cost of any professional fees related to such termination, exceeds $100,0000, and the denominator of which shall be the Aggregate Consideration. Notwithstanding the provisions of the preceding sentence regarding the right to terminate this Agreement, if the adjustment in the Cash Merger Consideration calculated pursuant to the preceding sentence would be less than or equal to ten cents per share, then Berkshire shall have the right, in lieu of terminating this Agreement, to require that the Agreement remain in full force and effect and that the Cash and Stock Merger Consideration be adjusted as set forth in the preceding sentence. Any adjustment pursuant to this Section 8.1(j) shall be made after calculating any adjustment required pursuant to Section 8.1(h) or 8.1(i).

If a Party should elect to terminate this Agreement pursuant to subsections (b),
(c), (d), (e), (f) or (g) of this Section, it shall give notice to the other Party, in writing, of its election in the manner prescribed in Section 9.1 of this Agreement.

    8.2 Effect of Termination. If this Agreement is terminated pursuant to this Section, all further obligations of the Parties under this Agreement shall terminate without further liability of any Party to another; provided, however, that a termination under this Section shall not relieve any Party of any liability for breach of this Agreement or for any misstatement or misrepresentation made hereunder prior to such termination, or be deemed to constitute a waiver of any available remedy for any such breach, misstatement or misrepresentation.

    8.3 Fees.

    (a) Notwithstanding anything to the contrary herein, GSB hereby agrees to pay Berkshire and Berkshire shall be entitled to receipt of a fee of $1,000,000 if this Agreement is terminated, unless the termination is pursuant to Section 8.1(a), (b), (c)(i), (c)(ii), (d) (in the event terminated by GSB due to a material breach by Berkshire), (h) or (j). If the termination is pursuant to
Section 8.1(c)(ii), then the fee shall be $500,000 instead of $1,000,000 unless, within 120 days after the failure of the GSB Stockholders to approve this Agreement, GSB or Goshen Savings Bank enters into an agreement with anyone other than Berkshire or Berkshire Bank to engage in an Acquisition Transaction. If the termination is pursuant to Section 8.1(h) or (j), the fee shall be $500,000.

    (b) GSB shall notify Berkshire promptly in writing of its knowledge of the occurrence of any Acquisition Transaction provided, however, that the giving of such notice by GSB shall not be a condition to the right of Berkshire to the fee.

    (c) Notwithstanding anything to the contrary herein, Berkshire hereby agrees to pay GSB and GSB shall be entitled to receipt of a fee of $500,000 if this Agreement is terminated pursuant to Section 8.1(c)(iii) or (d) (in the event terminated by GSB due to a material breach by Berkshire).

    8.4 Expenses.

    (a) GSB hereby agrees that if this Agreement or the transactions contemplated hereby are terminated pursuant to Sections 8.1(d) as a result of a willful breach by GSB, GSB shall promptly (and in any event within ten (10) business days after such termination) pay all Expenses of Berkshire.

    (b) Berkshire hereby agrees that if this Agreement or the transactions contemplated hereby are terminated pursuant to Sections 8.1(d) as a result of a willful breach by Berkshire, Berkshire shall promptly (and in any event within ten (10) business days after such termination) pay all Expenses of GSB.

                                   ARTICLE 9
                               GENERAL PROVISIONS

    9.1 Notices. Any notice, request, demand and other communication which either Party hereto may desire or may be required hereunder to give shall be in writing and shall be deemed to be duly given if delivered personally or mailed by certified or registered mail (postage prepaid, return receipt requested), air courier or facsimile transmission, addressed or transmitted to such other Party as follows:

If to Berkshire, Greater
or Berkshire Bank:              Berkshire Bancorp Inc.
                                160 Broadway
                                New York, NY 10038
                                Attn: Steven Rosenberg
                                Fax: (212) 791-5367
                                President and Chief Executive Officer

With a copies to:               Blank Rome Comisky & McCauley LLP
                                One Logan Square
                                Philadelphia, PA 19103
                                Fax: (215) 832-5549
                                Attn: Lawrence R. Wiseman, Esq.
                                and
                                Blank Rome Tenzer Greenblatt LLP
                                405 Lexington Avenue
                                New York, NY 10174
                                Fax: (212) 885-5001
                                Attn: Emanuel J. Adler, Esq.
If to GSB
or Goshen Savings Bank:         GSB Financial Corporation
                                One South Church Street
                                Goshen, New York 10924
                                Fax: (845) 294-5629
                                Attn: Thomas Guarino,
                                Chairman

With a copy to:                 Serchuk & Zelermyer, LLP
                                81 Main Street
                                White Plains, NY 10601
                                Fax: (914) 761-2299
                                Attn: Jay L. Hack, Esq.

or to such other address as any Party hereto may hereafter designate to the other Parties in writing. Notice shall be deemed to have been given on the date reflected in the proof or evidence of delivery, or if none, on the date actually received.

    9.2 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws, and not the laws pertaining to choice or conflicts of laws, of the State of New York, unless and to the extent that federal law controls, provided, however, that the corporate proceedings of Berkshire and GSB shall continue to be governed by the laws of the State of Delaware. Any dispute arising between the Parties in connection with the transactions which are the subject of this Agreement shall be heard in a court of competent jurisdiction located in New York City or in the Southern District of New York.

    9.3 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

    9.4 Publicity. The Parties hereto will consult with each other with regard to the terms and substance of any press releases, announcements, communications with customers, employees or stockholders, or other public statements with respect to the transactions contemplated hereby. To the extent practicable, each Party shall provide the proposed text of any such press release, announcement, communication with customers, employees or stockholders or public statement to the other Party prior to its publication, shall permit such other Party a reasonable period to provide comments thereon, and shall not issue the same over the other Party's reasonable objection.

    9.5 Entire Agreement. This Agreement, together with the recitals and defintions appearing at the beginning hereof, and the Schedules, Annexes and Exhibits required to be delivered hereunder and any amendments or addenda hereafter executed and delivered in accordance with this Section constitute the entire agreement of the Parties hereto pertaining to the transactions contemplated hereby and supersede all prior written and oral (and all contemporaneous oral) agreements and understandings of the Parties hereto concerning the subject matter hereof. The Schedules, Annexes and Exhibits attached hereto or furnished pursuant to this Agreement are hereby incorporated as integral parts of this Agreement. Except to the extent otherwise provided herein, by specific language and not by mere implication, this Agreement is not intended to confer upon any other Person not a Party to this Agreement any rights or remedies hereunder.

    9.6 Severability. If any portion or provision of this Agreement should be determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction, such portion or provision shall be ineffective as to that jurisdiction to the extent of such invalidity, illegality or unenforceability, without affecting in any way the validity or enforceability of the remaining portions or provisions hereof in such jurisdiction or rendering that or any other portions or provisions of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

    9.7 Modifications, Amendments and Waivers. At any time prior to the Closing or termination of this Agreement, the Parties may, solely by written agreement executed by their duly authorized officers:

    (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto;

    (b) waive any inaccuracies in the representations and warranties made by the other Party contained in this Agreement or in the Schedules or Exhibits hereto or any other document delivered pursuant to this Agreement;

    (c) waive compliance with any of the covenants or agreements of the other Party contained in this Agreement to the extent permitted by applicable law; and

    (d) amend or add to any provision of this Agreement; provided, however, that no provision of this Agreement may be amended or added to except by an agreement in writing signed by the Parties hereto or their respective successors in interest and expressly stating that it is an amendment to this Agreement.

    9.8 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    9.9 Payment of Expenses. Except as set forth herein, Berkshire and GSB shall each pay its own fees and expenses (including, without limitation, legal fees and expenses) incurred by it in connection with the transactions contemplated hereunder.

    9.10 Provisions Which Survive. Except for the agreements of the parties in Sections 1.2(d), 2.2(a), 2.5, 6.3, 6.6, 8.3, 8.4, 9.13 and 9.14, which shall survive the Closing, none of the representations, warranties and conditions of the Parties contained in this Agreement or in any instrument of transfer or other document delivered in connection with the transactions contemplated by this Agreement shall survive the Closing or other termination of this Agreement. The agreements of the parties in Sections 1.2(d), 2.2(a), 2.5, 6.3 and 6.6 shall be enforceable directly by each Person benefitted or intended to be benefitted by such sections.

    9.11 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or default, nor shall it be construed to be a waiver of any such right, power or remedy, or an acquiescence in any similar breach or default; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and must be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

    9.12 Remedies Cumulative. All remedies provided in this Agreement, by law or equity, shall be cumulative and not alternative.

    9.13 Confidentiality. Any non-public or confidential information disclosed by either GSB (including any GSB Subsidiary) or Berkshire (including any Berkshire Subsidiary) to the other Parties pursuant to this Agreement or as a result of the discussions and negotiations leading to this Agreement, or otherwise disclosed, or to which any other Party has acquired or may acquire access, shall be kept strictly confidential and shall not be used in any manner by the recipient except in connection with the transactions contemplated by this Agreement. To that end, the Parties hereto will each, to the maximum extent practicable, restrict knowledge of and access to non-public or confidential information of the other Party to its officers, directors, employees and professional advisors who are directly involved in the transactions contemplated hereby and reasonably need to know such information. Further to that end, all non-public or confidential documents (including all copies thereof) obtained hereunder by any Party shall be returned as soon as practicable after any termination of this Agreement.

    9.14 Indemnification. The GSB Parties, on the one hand, and Berkshire and Berkshire Bank, on the other hand, each agree to fully indemnify and hold harmless the others, their directors, officers and representatives, from and against any and all losses, claims, liabilities, damages and expenses (including reasonable attorneys fees and costs of litigation) that arise out of or are based upon a breach of the representations and warranties contained in Sections 3.19(b) and 4.17(b), respectively, of this Agreement.

                      Signatures appear on following page.

    IN WITNESS WHEREOF, each of the Parties hereto has duly executed and delivered this Agreement or has caused this Agreement to be executed and delivered in its name and on its behalf by its representative thereunto duly authorized, all as of the date first written above.

                                          GSB FINANCIAL CORPORATION

                                          By:         /s/ THOMAS GUARINO
                                              ..................................
                                                       THOMAS GUARINO
                                                    CHAIRMAN OF THE BOARD


                                          GOSHEN SAVINGS BANK

                                          By:         /s/ THOMAS GUARINO
                                              ..................................
                                                       THOMAS GUARINO
                                                          PRESIDENT


                                          BERKSHIRE BANCORP INC.

                                          By:        /s/ STEVEN ROSENBERG
                                              ..................................
                                                      STEVEN ROSENBERG
                                                          PRESIDENT


                                          THE BERKSHIRE BANK

                                          By:          /s/ MOSES KRAUSZ
                                              ..................................
                                                        MOSES KRAUSZ
                                                          PRESIDENT


                                          GREATER AMERICAN FINANCE GROUP, INC.

                                          By:        /s/ STEVEN ROSENBERG
                                              ..................................
                                                      STEVEN ROSENBERG
                                                          PRESIDENT

                                    ANNEX B

                      SECTION 262 OF THE DELAWARE GENERAL
                      CORPORATION LAW -- APPRAISAL RIGHTS

SECTION 262. APPRAISAL RIGHTS.

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to 'SS'228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word 'stockholder' means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words 'stock' and 'share' mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words 'depository receipt' mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to 'SS'251 (other than a merger effected pursuant to 'SS'251(g) of this title), 'SS'252, 'SS'254, 'SS'257, 'SS'258, 'SS'263 or
'SS'264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of 'SS'251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to 'SS'SS' 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under 'SS'253 of this title is not owned by a parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to 'SS'228 or 'SS'253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of the mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such shareholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such shareholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereof of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter within the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    ANNEX C

                       OPINION OF BERWIND FINANCIAL, L.P.

                       [LOGO FOR BERWIND FINANCIAL, L.P.]



January 16, 2001

Board of Directors
Berkshire Bancorp, Inc.
160 Broadway
New York, NY 10038

Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of the common stock (the 'Shares') of Berkshire Bancorp, Inc. ('Berkshire') of the consideration of $20.75 in cash or .6027 shares of Berkshire common stock, with the stock consideration to be no less than 50.1% and no more than 60% of total consideration, for each outstanding share of GSB Financial Corporation ('GSB') common stock in the proposed merger (the 'Proposed Merger') by and between Berkshire and GSB as set forth in the Agreement and Plan of Reorganization dated August 16, 2000 (the 'Merger Agreement').

    Berwind Financial, L.P., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements and valuations for various other purposes, and in the determination of adequate consideration in such transactions.

    In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performances, current financial positions and general prospects of Berkshire and GSB and reviewed certain internal financial analyses and forecasts prepared by the management of Berkshire and GSB, (ii) reviewed the Merger Agreement, (iii) reviewed and analyzed the stock market performance of Berkshire and GSB, (iv) studied and analyzed the consolidated financial and operating data of Berkshire and GSB, (v) considered the terms and conditions of the Proposed Merger between Berkshire and GSB as compared with the terms and conditions of comparable bank and bank holding company mergers and acquisitions,
(vi) met and/or communicated with certain members of Berkshire's and GSB's senior management to discuss their respective operations, historical financial statements and future prospects, (vii) reviewed this joint proxy statement/prospectus and (viii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

           3000 CENTRE SQUARE WEST, 1500 MARKET STREET, PHILADELPHIA,
          PENNSYLVANIA 19102, PHONE (215) 575-2400 FAX (215) 563-4878
               Member National Association of Securities Dealers

Board of Directors
January 16, 2001
Page 2

    Our opinion is given in reliance on information and representations made or given by Berkshire and GSB, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by Berkshire and GSB including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning Berkshire and GSB nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We have not conducted any valuation or appraisal of any assets or liabilities of Berkshire or GSB, nor have any such valuations or appraisals been provided to us. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.

    With regard to financial and other information relating to the general prospects of Berkshire and GSB, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgment of the management of Berkshire and GSB as to their most likely future performance and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Proposed Merger. For Berkshire and GSB, we have assumed the allowance for loan losses indicated on the balance sheets of each entity is adequate to cover such losses; we have not reviewed credit files of either Berkshire or GSB. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the Proposed Merger no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Proposed Merger to Berkshire or GSB.

    Our opinion is based upon information provided to us by the management of Berkshire and GSB, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the consideration offered, is for the information of the Board of Directors of Berkshire in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of Berkshire and does not constitute a recommendation to Berkshire shareholders as to how such shareholders should vote on the Proposed Merger.

    Based on the foregoing, it is our opinion that, as of the date hereof that the consideration offered pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Shares.


                                          Sincerely,


                                          /s/ Berwind Financial, L.P.
                                          ---------------------------
                                          BERWIND FINANCIAL, L.P.

                                    ANNEX D

                     OPINION OF TUCKER ANTHONY INCORPORATED



January 17, 2001


Board of Directors
GSB Financial Corp.
1 South Church Street
Goshen, NY 10924


Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of GSB Financial Corp. (the 'Company') common stock of the consideration to be paid by Berkshire Bancorp, Inc. ('Berkshire' or the 'Buyer') to the holders of the Company's common stock (the 'Seller Common Stock') pursuant to the Agreement and Plan of Merger (the 'Agreement') by and between the Company and the Buyer. Pursuant to the Agreement, the Company will be merged into the Buyer (collectively, the transaction is the 'Merger') and as a result of the Merger, as defined in the Agreement, each share of the Company's Common Stock held shall cease to be outstanding and shall be converted to the right to receive either $20.75 in cash or 0.6027 shares of the Buyer's Common Stock (the 'Consideration') so that between 50.1% - 60% of the aggregate consideration will be paid in stock and that between 40% - 49.9% of the aggregate consideration will be paid in cash, depending on shareholder elections. The stock portion of the Consideration is subject to a cap and a collar as defined in the Agreement.

    Tucker Anthony Capital Markets, a division of Tucker Anthony Incorporated ('Tucker Anthony') as part of its investment banking business is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. In the ordinary course of business Tucker Anthony may actively trade the securities of the Company or the Seller for its own account and for the accounts of customers and accordingly, may at any time hold a long or short position in such securities. Tucker Anthony currently serves as a market maker in the common stock of the Company.

    In arriving at our opinion, we have among other things:

      (i) Reviewed the draft Agreement and Plan of Merger dated August 16, 2000;

     (ii) Reviewed certain historical financial and other information concerning the Company (and Goshen Savings Bank) since 1996;

    (iii) Reviewed certain historical financial and other information concerning Berkshire (and The Berkshire Bank) since 1996;

     (iv) Held discussions with the senior management of the Company and the Buyer with respect to their past and current financial performance, financial condition and future prospects;

      (v) Reviewed certain internal financial data, projections and other information of the Company and the Buyer;

     (vi) Analyzed certain publicly available information of other financial institutions that we deemed comparable or otherwise relevant to our inquiry, and compared the Company and the Buyer from a financial point of view with certain of these institutions;

    (vii) Compared the Consideration to be paid by the Buyer pursuant to the Agreement with the consideration paid in other acquisitions of financial institutions that we deemed comparable or otherwise relevant to our inquiry;

   (viii) Compared the proforma impact of the merger on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of Berkshire;

     (ix) Reviewed historical trading activity and ownership data of the Company's and Buyer's common stock and considered the prospects for dividends and price movement; and

      (x) Considered such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to which related to our determination but did not materially impact our opinion.

    In our review and analysis and in arriving at our opinion we have assumed and relied upon the accuracy and completeness of all the financial information publicly available or provided to us by the Company and the Buyer and have not attempted to verify such information. Tucker Anthony has assumed that (i) the financial projections of the Company and the Buyer provided to us with respect to the results of operations likely to be achieved by each company have been prepared on a basis reflecting the best currently available estimates and judgements of the Company's and the Buyer's management and advisors as to future financial performance and results and (ii) that such forecasts and estimates will be realized in the amounts and in the time periods currently estimated. We have also assumed, without independent verification, that the current and projected aggregate reserves for loan losses for the Company and the Buyer are adequate to cover such losses. We did not make or obtain and independent evaluations or appraisals of any assets or liabilities of the Company, the Buyer or any of their respective subsidiaries nor did we verify any of the Company's or the Buyer's books or records or review any individual loan or credit files. Our opinion is limited to the fairness, from a financial point of view, to the shareholders of the Company of the Consideration.

    In rendering our opinion we have assumed that in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger to either the Company or, on a pro forma basis, the resulting company following the merger. Our opinion necessarily is based upon market, economic, and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    This opinion is being furnished for the use and benefit of the Board of Directors of the Company and is not a recommendation to shareholders. Since there is no state or federal law or regulation which requires that a fairness opinion be issued or obtained in connection with this transaction, it is the view of Tucker Anthony that the determination as to who may rely on the fairness opinion and to whom Tucker Anthony may be liable in connection with the opinion is determined by the May 12, 2000 engagement letter to provide the fairness opinion between Tucker Anthony and the Board of Directors. Tucker Anthony intends to assert this disclaimer and the limitations in the engagement letter pertaining to the use of, and the liability arising in connection with, the fairness opinion as an affirmative defense to any claim brought by any shareholder against Tucker Anthony under applicable state law. Tucker Anthony believes that the law of the state of Delaware governs this transaction. To the best of its knowledge, Tucker Anthony believes that Delaware law has not addressed the availability of this affirmative defense and therefore a court of competent jurisdiction in Delaware would have to resolve the availability of this affirmative defense. In any event, such a defense, whether or not available to Tucker Anthony, would not affect the rights and responsibilities of the board of directors under governing state law or the federal securities laws or the rights and responsibilities of Tucker Anthony under the federal securities laws.

    On August 16, 2000, we rendered our opinion to the Board that the Consideration paid by the Buyer pursuant to the Agreement was fair to the Company's shareholders from a financial point of view. Based upon and subject to the foregoing, it is our opinion that as of the date hereof the Consideration to be paid by the Buyer pursuant to the Agreement is fair to the Company's shareholders from a financial point of view.


                                          Very truly yours,


                                          /s/ Tucker Anthony Incorporated
                                          -------------------------------
                                          TUCKER ANTHONY INCORPORATED








                                      D-3



                            STATEMENT OF DIFFERENCES
                            ------------------------

The section symbol shall be expressed as ..................................'SS'